WIND RIVER



2008

Annual Report
Proxy Statement

Vertical Market Focus

Our business is well-diversified across vertical markets including network equipment, aerospace and defense, consumer, industrial and automotive devices. During fiscal year 2008, we had unique opportunities for growth in key target vertical segments. We saw continued growth in the aerospace and defense, network equipment, and industrial vertical markets with our VxWorks platform. In the high-end ATCA segment of the network equipment market, the automotive infotainment segment, and the mobile handset space, we had healthy adoption and growth with our Linux offerings. We believe there are numerous growth opportunities across the vertical markets we address.

Global Presence

In addition to selling our solutions into diversified vertical markets, we also have a worldwide footprint based on our global direct sales and services organization.

Revenue by Geography


APAC
9%
North America
54%
Japan
13%
EMEA
24%

Well Positioned for the Future

We are taking action to optimize growth and profitability. We entered fiscal year 2009 embracing an organizational structure aligned by four product divisions: VxWorks, Linux, Tools, and Device Management. This structure will allow us to focus on new technology and market opportunities, to be nimble and agile with customers and partners, to operate more efficiently, and to drive and measure return on our investments. We also implemented strategic initiatives to achieve our objective of driving revenue growth and optimizing profitability. These initiatives include accelerating investments in high-growth products, driving profitability in mature products, increasing investments in target vertical solutions, continuing investments in hardware and software alliances, and managing to a flexible business model. We believe these efforts and continued execution will drive our future success.

I would like to take this opportunity to thank all of our customers, partners, stockholders, and employees for your continued support. It has been an exciting and successful year and I look forward to leading the company to even greater success in fiscal year 2009 and beyond.

Sincerely,



Ken Klein
Chairman, President, and Chief Executive Officer

This letter contains forward-looking statements within the meaning of U.S. securities laws that are subject to risks and uncertainties that could cause our actual results to differ materially from those indicated in these forward-looking statements. For important cautionary language regarding these statements, please see the section titled "Forward-Looking Statements" in our Annual Report to Stockholders on Form 10-K, included herein.

Strategic Investments

Fiscal year 2008 was a year of strategic investment for Wind River. We invested in our sales organization, increasing our overall sales capacity. We are now focused on selling higher into customer organizations, employing a combined named account and geography-based sales model. We invested in our product portfolio. We had a substantial release of new and updated products at the end of fiscal year 2008 and are now poised to address numerous growth opportunities in targeted market verticals.

We have and will continue to invest in strategic hardware and software alliance partnerships. Selling with our partners provides us unique leverage with our customers, as they often select device hardware before selecting device software. When our software is included with a semiconductor chip or board, it creates a much easier path to adoption and commercialization by our customers. While it is still early in the process, we have made significant progress selling with a number of hardware partners over the past year.

Financial Performance

Early returns from our strategic investments and our continued success in the DSO market are reflected in our fiscal year 2008 financial performance:

- Revenues were $328.6 million, compared to $285.3 million last year, an increase of 15 percent.

- Deferred revenues, which benefits future quarters, were $134.5 million, an increase of 6 percent compared to last year.

- Cash flows generated from operations were $42.6 million for the year.

- We ended the year with cash, cash equivalents, and investments totaling $244.1 million.

Five Year Annual Revenue



400
300
200
100
In Millions
$204M
$235M
$266M
$285M
$329M
2004
2005
2006
2007
2008
Fiscal Year

Dear Stockholder,

For Wind River, our fiscal year 2008 was one of growth and significant strategic investments. During the year we made focused, targeted investments in our sales organization, our product portfolio, and our strategic alliance partnerships. Early returns from these investments drove annual revenue to $329 million, a growth of 15 percent over the previous year. And the fourth quarter capped the year with our strongest quarterly sales order performance in seven years.

DSO Market Forces

Market forces driving the adoption of Device Software Optimization (DSO) prevail and play to Wind River's strengths and core competencies. Increasingly, our customers—device manufacturers—are faced with shrinking time-to-market deadlines. The functionality requirements for devices are exploding as the amount of software that differentiates devices is increasing significantly.

Device and application performance demands are increasing. Higher device quality is not an option; it is expected. And the pressure to reduce device costs is paramount. We believe the combination of these market forces will help catalyze a shift from customers building device software in-house to buying commercial-ready solutions such as the market-leading platforms Wind River offers.

Whether our customers are providing a radar guidance system, an avionics platform, a mobile handset, a multifunction printer, or any other number of devices, Wind River's solutions enable them to develop, run, and manage device software faster, better, at lower cost, and more reliably.

At the core of our product portfolio we offer run-times, or operating systems and related middleware. Our comprehensive portfolio includes a proprietary real-time operating system, VxWorks®, and an open source operating system, Wind River Linux. These solutions are optimized for numerous vertical markets, including network equipment, aerospace and defense, consumer, industrial and automotive devices.

Using our Eclipse-based development software, Wind River Workbench, customers can develop device software applications and optimize the device software with the hardware. With our device management offerings, customers can remotely identify, diagnose, and correct problems that occur in quality assurance labs or the production environment. In addition to our best-in-class platforms, our solutions are uniquely differentiated by our professional services, customer support, hardware integration knowledge, and deep hardware and software alliance partnerships.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33061

Form 10-K

WIND RIVER SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2873391**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

SEC Mail Processing Section

MAY 0 5 2008

Washington, DC 104

500 Wind River Way, Alameda, California 94501
(Address of principal executive offices)

(510) 748-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 31, 2007, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant, based upon the closing price on the NASDAQ Global Select Market on July 31, 2007 was approximately $602,902,796. For purposes of this disclosure, shares of common stock held by persons who hold more than 10% of the outstanding shares of common stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for any other purpose.

As of March 31, 2008, there were 84,372,707 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information called for by Part III of this Form 10-K is incorporated by reference to the definitive proxy statement for the Registrant's 2008 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after January 31, 2008.

WIND RIVER SYSTEMS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 31, 2008

TABLE OF CONTENTS

Unless stated otherwise, references in this report to "Wind River," "we," "our," "us" or "the Company" refer to Wind River Systems, Inc., a Delaware corporation, and its consolidated subsidiaries.

Wind River, VxWorks, and Wind are registered trademarks of Wind River Systems, Inc., and Wind River Systems is the trademark of Wind River Systems, Inc. All other names mentioned are trademarks, registered trademarks or service marks of their respective companies or organizations.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report on Form 10-K, the words "could," "may," "anticipate," "believe," "estimate," "expect," "intend," "plan" and variations of such words and similar expressions as they relate to our management or to Wind River are intended to identify these forward-looking statements. These forward-looking statements include, but are not limited to, statements related to our expected business, results of operations, future financial position, business strategy, including acceptance of our product lines and business models, our ability to increase our revenues, including deferred revenues, our ability to grow our open-source-based Linux business, the mix of licensing models adopted by our customers, our cost of product, subscription and services, our financing plans and capital requirements, our investments, our expenses, including changes in selling and marketing, product development and engineering and general and administrative expenses, our restructuring charges, the potential release of all or a portion of our valuation allowance associated with our U.S. deferred tax assets, our accounting for certain acquisitions, the effect of recent accounting pronouncements, forecasted trends relating to our sales or the markets in which we operate or are targeting and similar matters and include statements based on current expectations, estimates, forecasts and projections about the economies and markets in which we operate and our beliefs and assumptions regarding these economies and markets.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include, but are not limited to, the success of our implementation of our new and current products, business models and market strategies, the outcome of litigation to which we may become a party and its impact on our business, the ability to address rapidly changing technology and markets and to deliver our products on a timely basis, the ability of our customers to sell products that include the Company's software, the impact of competitive products and pricing, weakness in the economy generally or in the technology sector specifically, the success of the Company's strategic relationships, potential governmental inquiries and private litigation, as well as the impact of other costs and other factors discussed under Part I, Item 1A, "Risk Factors."

These forward-looking statements speak only as of the date this Annual Report on Form 10-K was filed and of information actually known at that time. We do not intend to update these forward-looking statements to reflect events or circumstances that occur after the filing of this Annual Report on Form 10-K or to reflect the occurrence or effect of anticipated events, except as required by law.

PART I

ITEM 1. BUSINESS

General

Wind River is a global leader in Device Software Optimization (DSO). We develop, market and sell operating systems, middleware and software development tools that allow our customers to develop, run, and manage their device products faster, better, at lower cost and more reliably. We offer our customers a choice of leading real-time, proprietary operating systems and open-source, commercial-grade Linux operating systems. We also offer our comprehensive, Eclipse-based Workbench software development suite that allows our customers to manage the design, development, debugging and testing of their device software systems, as well as leading device management solutions that allow our customers to remotely monitor and manage their devices in either lab or field environments. Our customers manufacture devices as varied as set-top boxes, automobile braking and navigation systems, mobile handsets, Internet routers, avionics control panels and coronary pacemakers. Our operating systems are currently deployed in millions of devices.

As demand for connectivity, security and mobility increases, devices across many industries are becoming more complex. In order to meet these needs, device manufacturers are designing more feature-rich products driven by smaller, more powerful microprocessors that require increasingly sophisticated software operating systems to run them. At the same time, device manufacturers are facing mounting pressures to bring new products to market more quickly and with more competitive pricing. To respond to these challenges, device manufacturers are increasingly adopting commercial, off-the-shelf (COTS) device operating systems and related DSO solutions and technologies.

Wind River's DSO solutions combine an open Eclipse-based suite of software development tools, a choice of proprietary and open-source operating systems and industry-specific middleware to offer device manufacturers scalable COTS software development platforms. We complement our platform product offerings with a set of validated hardware and software partner technologies and add-on device management solutions, as well as industry-leading technical support and professional services to assist customers with project design and management.

In fiscal year 2008, our organization was structured along functional lines. At the beginning of our fiscal year 2009, we adopted a reorganization plan to better align our resources with our strategic business objectives. As part of this plan, we reorganized our operations into four product divisions: VxWorks, Linux, Tools and Device Management. This realignment was designed to help us focus on new technology and market opportunities, to become more nimble and agile with customers and partners, and to drive and measure return on investment. As a result of this reorganization, engineering, product management and test personnel have now been allocated among the four product divisions, while sales, marketing and other operational and support staff remain organized along functional lines.

Wind River was incorporated in California in February 1983 and reincorporated in Delaware in April 1993. Our mailing address and principal executive offices are located at 500 Wind River Way, Alameda, California, 94501, and the telephone number at that location is 510-748-4100. Our website is www.windriver.com. Information posted on our website is not incorporated by reference into this Annual Report on Form 10-K.

Device Software Optimization

Device operating systems are embedded in electronic devices to control the operation of a device and to facilitate the execution of higher-level application software systems. Device operating systems generally require high reliability, real-time response, fast boot-times, small memory footprints and low power consumption.

Device software application development has evolved from a relatively small part of building a device to a complex engineering effort. As more powerful microprocessors become available and decrease in price, device software is being used in a wider range of products. Hardware innovations, such as multicore processors, make faster, more powerful and more versatile devices possible, but they also require more complex operating systems and development tools.

Device developers face many challenges. They must differentiate their devices in an increasingly crowded marketplace, often through software rather than hardware. They must integrate multiple technologies, tools and solutions from multiple sources and work with dispersed teams, which often results in enormous complexity. They must reduce time-to-market without sacrificing quality, cut development costs without risking project deadlines and incorporate new technologies and features to respond to rapidly changing customer demands. With internal software development efforts, device developers may have greater control over their software systems, but costs and complexity often escalate, quality can deteriorate and time-to-market can lengthen. In some cases, device manufacturers have to employ many developers to develop tools internally that are commercially available. In other cases, device manufacturers have to support dozens of different operating systems across multiple product lines.

The DSO industry arose to address these challenges faced by device developers. DSO solutions help customers streamline the software development process, making it simpler and more economical for device developers to build products with new capabilities. DSO solutions free valuable developer resources to focus on differentiation instead of core platform development, maintenance and stabilization. They enable creation of differentiated devices, reduce time-to-market, reduce tools investments and facilitate standardization across projects and enterprises. We believe that device developers are increasingly shifting away from internally-developed device software systems toward well-integrated, commercial solutions from trusted suppliers. We believe this movement has been accelerating recently as more companies build more devices with more features and more software content than ever before.

Our Strategy

Our objectives are to strengthen our leadership position in the DSO industry and to increase our revenue and profitability. To achieve these objectives, we are pursuing the following strategic initiatives:

- *Accelerating investments in targeted growth product areas*: We are focusing increased engineering, sales, and marketing resources in certain targeted growth product areas, including Linux platforms, device management solutions, Multiple Independent Levels of Security (MILS) solutions in the aerospace and defense industry and multiprocessing capabilities.
- *Increasing profitability of established products*: We are refocusing our resources to generate increased returns from our more established products, including our VxWorks solutions, our on-chip debugging tools and our other general purpose development tools.
- *Focusing operations*: At the beginning of our fiscal year 2009, we reorganized our operations into four product divisions: VxWorks, Linux, Tools, and Device Management. This realignment was designed to help us focus on new technology and market opportunities, to become more nimble and agile with our customers and partners and to drive and measure returns on our investments.
- *Targeting growth vertical markets*: We are concentrating increased sales and marketing efforts in targeted growth vertical markets, including aerospace and defense (especially MILS), network equipment, mobile handsets, industrial, automotive infotainment, mobile Internet devices and digital living. During fiscal year 2008, we had significant design wins in many of these markets and, in particular, in the mobile handset and automotive infotainment markets.
- *Leveraging alliances with key partners*: We are continually seeking to establish relationships with key hardware and software partners in order to develop, promote and sell products and services to new customers or through new distribution channels. We are also playing increasingly important roles in several industry consortia and standards-setting bodies, particularly in the open-source industry, in order to promote technology standardization and adoption.

Our Solutions

Our solutions focus on our:

- Proprietary, real-time VxWorks operating systems;
- Open-source-based, commercial-grade Linux operating systems;
- Workbench software development tools; and
- Device management systems.

VxWorks Products

We offer a series of platform products based on our proprietary VxWorks real-time operating system (RTOS). Our VxWorks platforms are complete, flexible, optimized COTS development and run-time platforms that work out of the box and across the enterprise. The platforms provide a powerful, scalable development and on-chip debugging environment built on open standards and industry-leading tools, the industry's most trusted commercial-grade RTOS and tightly integrated run-time technologies. Our VxWorks platforms are particularly well suited for embedded applications that require small memory footprints, real-time performance, safety or mission-critical reliability and high levels of security. Wind River's latest VxWorks platforms introduce symmetric multiprocessing (SMP) to make the promise of multicore processors real: high performance, lower costs, lower power consumption and faster time-to-market. In addition, we have integrated a portfolio of Advanced Networking Technologies into our VxWorks platforms. These technologies provide advanced networking protocols, security, wireless, and mobility capabilities for markets such as wireless infrastructure, network infrastructure and consumer devices.

Our VxWorks platforms include the following:

- **Wind River General Purpose Platform, VxWorks Edition:** This platform integrates VxWorks, our proprietary RTOS, with Workbench, our advanced development suite, and standardized middleware for networking, security and management. This platform includes complete "IPv6 ready" certified networking technologies, memory protection, POSIX compliance, and extensive hardware support, including the latest multicore processors from leading semiconductor manufacturers. The platform provides a reliable foundation, so device manufacturers can focus on product differentiation at the application level and bring innovative and robust products to market in a cost-effective and timely fashion. The platform is used for devices in aerospace and defense, networking, industrial, medical, small-footprint consumer and automotive markets.
- **Wind River Platform for Automotive Devices, VxWorks Edition:** This platform is designed for the development of applications that require high reliability, low power consumption and a small memory footprint. Target devices include both vehicle and security control systems (powertrain, engine, ABS, crash and airbag sensors and window/door entry systems) and in-vehicle systems (digital dashboard displays, navigation systems, telematics systems, radios and entertainment systems).
- **Wind River Platform for Consumer Devices, VxWorks Edition:** This platform offers a fast-boot, small-footprint run-time environment that is suitable for memory-constrained devices. Target devices for this platform include digital video, mobile handheld, digital imaging, and broadband access devices.
- **Wind River Platform for Industrial Devices, VxWorks Edition:** This platform provides industrial device manufacturers with essential multimedia and connectivity run-time technologies, including drivers and protocols for connected devices on the factory floor, wireless peripherals, and other devices within the network infrastructure. Target devices include industrial automation, building automation, medical, transportation and test and measurement devices.

- **Wind River Platform for Network Equipment, VxWorks Edition:** This platform enables customers to rapidly create, test, deploy, maintain and manage high-quality network infrastructure devices. The platform offers an extensive suite of security protocols to protect network data and is suited for wireless infrastructure, enterprise network, core networking, network edge, 4G wireless infrastructure (e.g., WiMAX, LTE) and broadband access devices.

- **VxWorks 653:** This platform delivers the stringent foundation aerospace and defense companies need to address the safety and security requirements of mission-critical applications, as well as the portability and reusability requirements of noncritical applications. The platform offers complete ARINC 653 Part 1, Supplement 2 compliance, networking and DO-178B certification evidence.

- **Wind River Platform for Safety Critical DO-178B:** This platform is designed for the development of safety- and mission-critical devices, such as those used in the avionics, industrial and medical markets. This platform has been certified to meet the requirements of both DO-178B Level A—the industry standard for certifying new aviation software—; and IEC61508—an international standard for industrial safety.

- **VxWorks 6.6 SMP:** This is an add-on product to all VxWorks 6.6–based platforms that provides symmetric multiprocessing (SMP) capabilities to VxWorks. VxWorks 6.6 SMP leverages multicore processors to achieve true parallel execution of applications, allowing customers to deliver higher-performance products and speed time-to-market with advanced multicore processors.

Linux Products

We have been offering a series of platform products based on the Linux open-source operating system for more than three years. Linux is being increasingly adopted by device manufacturers, particularly in markets such as auto infotainment, mobile handsets, digital living and networking. For device manufacturers, open-source operating systems have certain perceived advantages for many device applications, including the availability of free source code, freedom from licensing and redistribution costs, a large ecosystem of software developers to drive innovation and the power and flexibility of a true multitasking operating system. However, "roll-your-own" open-source software development can be complex and costly. Open-source system developers must select, build, integrate, debug, test and support multiple system packages and components from among the many available options. Linux itself is fragmenting as multiple "flavors" emerge to meet the specific needs of different types of embedded device customers. Significant development resources are required to package and support a Linux platform across an enterprise, to monitor and integrate patches to the Linux kernel and related subsystems and packages and to deploy updates.

With rising device complexity and shortened market windows, we believe that device manufacturers are increasingly turning to commercial vendors for Linux distributions. We offer three commercial-grade platforms that scale to meet the needs of devices in a variety of industries. These platforms are available for the most popular architectures, processors and reference hardware used in device software development today. Each of our commercial-grade platforms are based on "pristine source," fully tested and validated Linux implementations, and includes an integrated, Eclipse-based development suite. In addition, we complement our core Linux operating system offerings with a strong proprietary middleware portfolio, including our portfolio of Advanced Networking Technologies and the RTLinux technology.

Our Linux platforms include the following:

- **Wind River General Purpose Platform, Linux Edition:** This platform is targeted at a wide variety of applications in industrial, aerospace and defense, medical and other markets. Our base platform is available on a range of processors and architectures, including ARM, MIPS, XScale, PowerPC and Intel-based architectures. This base product provides the foundation for all Wind River Linux platforms and it is distributed with Wind River Workbench, as well as a set of open source–based middleware applications for networking, file systems, security and other applications.

- **Wind River Platform for Network Equipment, Linux Edition:** This platform is designed specifically for the needs of our telecommunications and networking customers. The platform is well suited for developing system control and data plane software in wireless infrastructure systems, fixed-mobile convergence (FMC) elements and multiservice switches. The platform meets telecommunications industry standards expected of Carrier Grade Linux, including registration with the Linux Foundation Carrier Grade Linux specification 2.02, as well as registration with the SA Forum's Hardware Platform Interface (HPI) and Application Interface Specification (AIS). In 2007, Platform for Network Equipment was the first to register CGL 4.0 compliance with the Linux Foundation.
- **Wind River Platform for Consumer Devices, Linux Edition:** This platform is designed for mobile handheld consumer devices, digital video and digital imaging solutions. The platform supports the necessary standards defined by the Consumer Electronics Linux Forum (CELF) to deliver a foundation for mobile phones, set-top boxes, digital recorders and other devices. It is intended for small footprint, battery-powered devices that require fast boot times. The platform supports the ARM and MIPS architectures.
- **Wind River Real-Time Core for Linux:** This add-on offering enables application developers to rapidly develop and deploy devices that require hard real-time capabilities on industry-proven, quality-tested Wind River Linux. Real-Time Core is ideal for diverse applications such as single-core feature phones, high-bandwidth IP communications, robotics and industrial control.

Tools and Common Technologies

Wind River Workbench is our integrated development suite for designing, developing, debugging and testing device software that runs on our VxWorks or Linux-based platforms. Workbench is optimized for VxWorks and Wind River Linux projects, integrating a set of purpose-built developer tools that simplify and accelerate the creation of device software applications for those platforms. Based on the industry-standard open Eclipse framework, Workbench enables developers to be productive immediately and to take advantage of dozens of third-party plug-ins to provide additional software design, development and testing capabilities. Workbench is designed to allow companies to standardize on a single development tools platform across projects and teams, optimizing device software development processes and significantly reducing time-to-market. In March 2008, the Eclipse Foundation selected Workbench as the "Best Commercial Eclipse-Based Developer Tool."

We also offer add-on development tools, including on-chip debugging tools and our Wind River Compiler for VxWorks, which plug into and enhance our Wind River Workbench development suite. The on-chip debugging and compiler market is shifting from being dominated by standalone tool solutions to being characterized by solutions that are tightly integrated with semiconductor or embedded operating system offerings. This change provides an opportunity for Wind River to extend its market position in on-chip debugging and compiler solutions. Our comprehensive product line includes Wind River Workbench, On-Chip Debugging Edition, an industry leading Eclipse-based JTAG debugging environment, and associated hardware: Wind River ICE, Wind River Probe, and Wind River Trace. Our solutions help engineers debug complex 32-bit, 64-bit and multicore processors. The Wind River Compiler combines industry-leading optimization technology with the flexibility and control needed to take advantage of today's complex CPUs.

In addition to providing on-chip debugging tools for the development environment, Wind River also offers a test and manufacturing solution that allows engineers to debug device problems on the manufacturing line and integrate on-chip debugging into test automation programs. This product uses the same Wind River ICE and Wind River Probe as in the development process but is combined with a specific test and manufacturing software solution: the Wind River On-Chip Debugging API and Utility.

Device Management Products

Our Device Management solutions enable our customers to improve device quality, minimize support costs and extend the revenue-generating life of their products. They allow engineers to develop self-documenting device software that can be remotely diagnosed and repaired in real time, enabling customers to realize efficiencies and economies at each stage of the device life cycle:

- During design and development, developers can use Wind River Workbench Diagnostics (a component of Wind River Field Diagnostics) to instrument and debug code using sensorpoints.
- During system integration, quality assurance, and testing, teams can use Wind River Lab Diagnostics to exercise running software.
- After deployment, support engineers can use Wind River Field Diagnostics to remotely diagnose, repair, and update software.

Professional Services

To complement our software and hardware products, Wind River offers design services, technical consulting and educational services. We help our customers augment their staff and productivity through our education services and technical consulting services. We also provide outsourced design services for customers' products or applications. These design services are offered on either a time-and-materials or fixed-price basis and may encompass a broad range of services, including project-managed custom hardware development, software development and product integration.

Our customer education team delivers a series of formal technical courses designed to teach the basics of device software development and effective use of our tools, operating systems and middleware. We also provide worldwide maintenance and support for all Wind River products.

Our revenue from professional services was $55.7 million in fiscal year 2008, representing approximately 17% of our revenue for the year. Our professional services are becoming an increasingly important enabler to sales of our products as we are seeing an increasing number of services-led engagements with our customers. As of January 31, 2008, we had an aggregate off-balance-sheet services backlog of approximately $19.0 million. Off-balance-sheet services backlog is an operating measure that represents contractual commitments for our professional services that are not yet billed or delivered. Although we expect that most of our services backlog will be billed and delivered within the next 12 months, service contracts are subject to change or termination, and management does not believe that services backlog, as of any particular date, is a reliable indicator of future performance. Our off-balance-sheet services backlog is not subject to our normal accounting controls for information that is either reported in or derived from our basic financial statements, and the concept of backlog is not defined in the accounting literature, making comparisons with other companies difficult and potentially misleading.

In August 2007, we acquired all of the outstanding shares of S.C. Comsys S.R.L., a privately held professional services company based in Romania. This acquisition enabled us to increase the number of skilled consultants in our professional services organization and to expand our service offerings throughout Europe and globally.

Licensing Models

We license our products under the following types of licensing models:

- *Subscription License Model:* Our products are predominantly licensed on a subscription basis, which provides customers with development rights to our products and standard support and maintenance services for an all-inclusive fee. A subscription typically has a one-year term, with optional annual renewals. Certain customers choose to enter into multi-year subscriptions with us.

- *Perpetual License with Maintenance Model:* Over the past few years, we have been transitioning our customers from our traditional perpetual license model to our subscription license model. However, some of our customers purchase our products on a perpetual basis, which provides our customers with perpetual development rights to use our products for an up-front development license fee. Customers can purchase support and maintenance services for these products on an annual, renewable basis.
- *Term License with Maintenance Model:* In fiscal 2009, we will begin to offer our customers the option to purchase a term license with maintenance. Customers will be able to enter into renewable, limited-term licenses with us, which will provide them with development rights to use Wind River products for a limited term rather than on a perpetual basis. These customers also can purchase support and maintenance on an annual, renewable basis. While we have not yet licensed a significant number of customers using term-based licensing, we anticipate that an increasing number of customers will agree to term-based licenses over time.

For our proprietary products, we expect that subscription licensing will continue to be the predominant type of licensing offered. These platform licenses are generally provided to our customers on an enterprise-wide basis, and in addition, add a production license fee for reproduction and distribution rights based on the software components that are included in each final, manufactured device by the customer.

Our open-source platform products have historically also been licensed under our subscription model. We expect that our Linux-based products will increasingly be licensed under a perpetual model, which would provide separate annual support and maintenance to our customers.

Strategic Alliances, Industry Consortia and Open-Source Community Participation

Wind River engages with key semiconductor vendors, circuit board manufacturers, system manufacturers, other software companies and some customers at a strategic level to promote our success in the DSO marketplace. These relationships are designed to help us drive innovation and standards across industry sectors and to aggregate the supply chain in key vertical markets to bring more cohesive and complete solutions to the market. For example, our alliance with Intel in the automotive infotainment market segment has allowed us to promote the development of standards in this industry and to deliver better integrated solutions to major customers in this market segment. We have achieved similar success with our alliances in the mobile handset space. For example, we have generated several opportunities to provide professional services and software solutions to mobile handset manufacturers as a result of our membership in the Open Handset Alliance (OHA).

We have strategic relationships with many of the major semiconductor and system manufacturers, including ARM Holdings plc, Broadcom Corporation, Cavium Networks, Emerson Network Power, Freescale Semiconductor Inc., IBM Corporation, Intel Corporation, MIPS Technologies Inc., NEC Corporation, NXP B.V., RadiSys Corporation, Raza Microelectronics Inc., Renesas Inc., Sun Microsystems, Texas Instruments Incorporated, Toshiba Corporation and Xilinx Inc., among others. We work to optimize our technologies for their processor architectures and board-level products, allowing us to align our sales channels to proliferate our solutions. The strategic alignment between Wind River and semiconductor vendors benefits customers in several ways, including reduced time-to-market, broader silicon choice for our platforms and software optimizations that leverage advances in hardware.

Wind River has also developed a network of software companies whose products integrate with our operating system platforms to provide value-added capabilities. Software partners also provide additional development tools that integrate and plug into our development suites, as well as complementary protocols, middleware and other technologies that operate with our VxWorks and Linux operating systems.

We also have a series of strategic relationships with COTS hardware partners in the networking industry in support of the adoption of the Advanced Telecommunications Computing Architecture (ATCA) by telecommunications equipment manufacturers. With Sun Microsystems, Kontron, Mercury Computer Systems, RadiSys Corporation and Emerson Network Power, we have announced joint solutions that integrate Wind River's VxWorks and Linux platforms with COTS hardware to meet the needs of the next generation of networking equipment. We also have relationships with hardware partners in the aerospace and defense industry.

We are playing an increasingly active and important role in open-source development projects and industry consortia. We have been a leader in the Eclipse Device Software Development Platform (DSDP) project for several years. We are also a member of the Linux Foundation (formerly the Open-Source Development Lab, or OSDL), the LiMo Foundation, the Open Handset Alliance (OHA), the Service Availability Forum (SA Forum), the OpenSaF Foundation, the SCOPE Alliance, the Communications Platform-Trade Association and AUTOSAR. Among other things, these organizations are striving to reduce industry fragmentation by defining common standards and protocols. For example, the LiMo Foundation and the OHA are leading the charge to create a standard Linux distribution for mobile handset OEMs.

As part of our open-source strategy and product development, we expect to become increasingly involved in licensing source code that we develop under open-source licenses. We believe the open-source community, our customers and our products and services will benefit from our increased role in contributing software code back to the open-source community upon which we rely for software that is distributed with our products. In addition, we expect to work more closely with partners and with consortia, to develop, proliferate and maintain open-source code.

Customers

Our solutions have been deployed by a broad range of organizations, including companies in networking (data, video, and voice), consumer electronics, aerospace and defense, mobile handsets, industrial and automotive. Our customers include end users, distributors, OEMs, system integrators and value-added resellers.

Our major customers by revenue for fiscal year 2008 were Alcatel-Lucent, Boeing Corporation, LM Ericsson Telephone Company, Honeywell International Inc., Lockheed Martin Corporation, Motorola Inc., Nortel Networks Corporation, Raytheon Company, Siemens AG and Tokyo Electron Limited. No single customer accounted for more than 10% of our revenue in any of the fiscal years ending January 31, 2008, 2007, or 2006.

Marketing, Sales, and Distribution

We market our products and services in North America, EMEA (Europe, the Middle East, and Africa), Japan, and the Asia Pacific region, primarily through our own direct sales organization, which consists of salespeople, field application engineers and support staff. Our direct sales force presents Wind River and our products for licensing to prospective customers, while application engineers provide technical presale and post-sale support. As of January 31, 2008, we had 212 sales employees located throughout North America, 117 sales employees throughout EMEA, 45 sales employees in Japan and 59 sales employees in the Asia Pacific region. As of January 31, 2008, we had 238 employees in professional services, 80 employees in marketing and 113 employees in customer support.

Revenue from sales to customers outside of North America represented $149.6 million, $128.8 million and $118.7 million for fiscal year 2008, 2007, and 2006, respectively, or approximately 46% of total revenue for fiscal 2008 and 45% of total revenue for fiscal 2007 and 2006. Prices for international customers for our platforms are generally quoted in U.S. dollars, Euros, British pounds, and Japanese yen and are set globally. Prices for international customers for our perpetual licenses are generally quoted in local currencies or U.S. dollars and are based on the United States price list, adjusted to reflect the higher cost of doing business outside the United States. International customers are normally invoiced in the currency in which they are quoted.

We have experienced, and expect to continue to experience, volatility resulting primarily from customer buying patterns and product development cycles. We have generally experienced the strongest demand for our products in the fourth quarter of each fiscal year and the weakest demand in the first quarter of each fiscal year. (See Item 1A, "Risk Factors—Factors That May Affect Our Future Results or the Market Price of Our Stock").

Competition

The DSO industry is highly competitive and fragmented. Our primary competition comes from the internal research and development departments of companies that develop device systems in-house. In many cases, companies that develop device systems in-house have already made significant investments of time and effort in developing their own internal systems. Historically, the advantages of shifting to COTS solutions have not been fully appreciated, with software system decisions typically being made at the project level. Today, the increasing complexity associated with device software is forcing companies to reconsider their in-house development strategies, as companies look to optimize their own device software development efforts and to bring devices to market faster and at lower cost. We believe that an increasing number of in-house development projects are shifting towards COTS solutions as a first strategic step toward standardization.

The principal competitive factors in the DSO industry include:

- reliability;
- performance, including boot-times and response times;
- size, including memory footprint;
- product features and functionality;
- development complexity and time-to-market;
- price;
- availability of integrated development tools;
- ability to create and maintain intellectual property ownership;
- support for multiple semiconductor architectures and processors;
- interoperability with middleware systems;
- support for emerging industry and customer standards and protocols;
- levels of training, technical services and customer support; and
- levels of indemnification for potential intellectual property infringement claims.

We believe that we compete favorably with respect to these factors. We offer both our leading real-time, proprietary VxWorks operating systems that are particularly well-suited for device applications that require reliable, real-time performance, small memory footprints and proprietary systems, as well as our commercial-grade Linux operating systems that are well-suited for consumer device applications and other open-source-based systems. We complement both of these types of operating systems with our integrated, Eclipse-based Workbench software development suite. In addition, we offer device management solutions and expert technical support and professional services.

In the market for Linux operating systems and tools, Wind River competes with Linux distributions that are freely available from the open-source community, as well as commercial Linux distributors such as MontaVista Software Inc., LynuxWorks Inc., TimeSys Corporation and others.

Wind River also competes with independent software vendors in the market for proprietary operating systems and tools, including Microsoft Corporation, Mentor Graphics Corporation, ENEA OSE Systems AB,

LynuxWorks Inc., Green Hills Software Inc. and QNX Software Systems Ltd. (acquired by Harman International), as well as a number of other vendors that address one or more segments of the device system design process. Some of the companies that develop device systems in-house and some of our competitors, such as Microsoft Corporation, may have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than does Wind River.

Product Development and Engineering

We believe that our success will continue to depend primarily upon our ability to maintain and enhance our current product line, develop new products, maintain technological competitiveness and meet an ever-expanding range of customer and market requirements. As of January 31, 2008, our product development and engineering group included 447 full-time employees.

During fiscal years 2008, 2007 and 2006, product development and engineering expenses were $81.4 million, $73.5 million and $65.6 million, respectively, excluding capitalized software development costs. For fiscal years 2008, 2007 and 2006, we did not have any capitalized software development costs related to development of software to be sold. In addition to our strategic relationships with semiconductor companies noted in "Strategic Alliances, Industry Consortia and Open-Source Community Participation" above, we have entered into joint engineering programs with other key customers. Our gross research and development expenses in fiscal years 2008, 2007 and 2006 were offset by $322,000, $319,000 and $1.7 million, respectively, in funding from these programs.

Proprietary Rights

Our success depends heavily upon our proprietary technology. To protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws. As a part of our regular business processes, we generally enter into nondisclosure agreements with employees, consultants, distributors, customers and corporate partners, as appropriate, and thereby limit access to and distribution of our software, documentation and other proprietary information. Furthermore, our licensing agreements provide for protection of our intellectual property, both in terms of source-code-handling and underlying intellectual property ownership of modifications to Wind River code.

As our open-source business grows, we may increasingly rely on third-party open-source code that has been developed and made available for licensing under open-source license terms. Certain open-source licenses, such as the GNU General Public License ("GPL") that applies to Linux and many other popular open-source products, generally permit anyone to copy, modify and distribute the software, subject only to the restriction that any resulting or derivative work made available to the public be licensed under those same terms, instead of under our standard license terms. Therefore, with respect to our open-source-based products, although we will retain the copyright to the source code that we develop ourselves, our most valuable intellectual property with respect to derivative works governed by the GPL or similar licenses may be our collection of trademarks.

Wind River is a registered trademark in the United States and other countries worldwide. We have used, registered and/or applied to register specific trademarks and service marks to distinguish many of our products, technologies and services from those of our competitors in the U.S. and in foreign countries and jurisdictions. We enforce our trademark, service mark and trade name rights in the U.S. and abroad.

We have filed and obtained a number of patents and patent applications in the United States and abroad that relate to various aspects of our products and technology. As of January 31, 2008, we held 60 issued patents in the United States, none of which has expired. The expiration dates of these patents range from 2015 to 2023. While we believe that patent protection of our products is important, any patents obtained may not provide substantial protection or be of commercial benefit to us. It is also possible that their validity may be challenged. (See Item 1A, "Risk Factors—Factors That May Affect Our Future Results or the Market Price of Our Stock").

Manufacturing

Our manufacturing operations consist of assembling, packaging and shipping the software products and documentation needed to fulfill each order. Outside vendors provide tape and CD duplication, printing of documentation and manufacturing of packaging materials. We also manufacture and assemble our hardware development tools at our facility in Canton, Massachusetts, and at certain subcontractor facilities.

Employees

As of January 31, 2008, we had 1,507 employees, including 513 in sales and marketing, 351 in professional services and support activities, 447 in product development and engineering and 196 in management, operations, finance, and administration. Of these employees, 944 were located in North America and 563 were located outside of North America. None of our employees in North America is represented by a labor union or is subject to a collective bargaining agreement. We have never experienced a work stoppage. Our employees are vital to our success, and our key management, engineering, sales and other employees are difficult to replace. We generally do not have employment contracts with our key employees, other than our Chief Executive Officer and our Chief Financial Officer, or maintain key person life insurance on any of our employees. If we are unable to attract, assimilate, retain or motivate highly qualified technical and sales employees in the future through competitive compensation and employment policies, our ability to develop and introduce competitive new products in a timely manner may suffer. (See Item 1A, "Risk Factors—Factors That May Affect Our Future Results or the Market Price of Our Stock").

Executive Officers of the Registrant

The names of our executive officers, their ages as of March 31, 2008, and their positions are shown below:

Name	Age	Title
Kenneth R. Klein	48	Chairman of the Board, President and Chief Executive Officer
Ian R. Halifax	47	Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary
Damian Artt	44	Vice President, Worldwide Sales and Services
Jane E. Bone	42	Chief Accounting Officer
John J. Bruggeman	46	Chief Marketing Officer
Barry Mainz	44	Chief Operating Officer
Scot K. Morrison	45	Senior Vice President and General Manager, VxWorks Division
Vincent Rerolle	45	Senior Vice President and General Manager, Linux Division

Kenneth R. Klein has been a director of Wind River since July 2003. In January 2004, he became the Chairman of the Board, President and Chief Executive Officer of Wind River. Prior to joining Wind River, Mr. Klein was with Mercury Interactive Corporation, a software company focused on business technology optimization, where he served as Chief Operating Officer from January 2000 until December 2003. He also served at Mercury Interactive as a director from July 2000 until December 2003 and held management positions there from 1992 through 1999, including President of North American Operations and Vice President of North American Sales. Mr. Klein serves on the Board of Directors of Tumbleweed Communications Corp., a provider of messaging solutions, and is a director of several privately-held companies. Mr. Klein holds a BS degree in electrical engineering and biomedical engineering from the University of Southern California.

Ian R. Halifax joined Wind River as its Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary in February 2007. From January 2005 until February 2006, Mr. Halifax served as Chief Financial Officer of Micromuse Inc., a provider of business and service assurance solutions to telecommunications companies, financial organizations and governmental institutions worldwide. Following IBM Corporation's acquisition of Micromuse in February 2006, Mr. Halifax served as a transition executive in

IBM's Tivoli Software unit until he joined Wind River. From October 1999 to January 2005, he was Chief Financial Officer and Secretary at Macrovision Corporation, a developer and licensor of copy protection, electronic licensing and digital rights management technologies. Mr. Halifax is a Certified Public Accountant and a Certified Management Accountant. He holds a BA degree in English and Related Literature from University of York in the United Kingdom and an MBA in Finance from Henley Management College, Oxfordshire, UK.

Damian Artt was appointed Wind River's Vice President of Worldwide Sales and Services in February 2007. Mr. Artt joined Wind River in 2004 as our Vice President of Worldwide Services. Prior to joining Wind River, Mr. Artt spent eleven years at Cadence Design Systems, a software company, in various sales leadership positions. Mr. Artt has a degree in Electrical Engineering from Queen's University in Belfast, Northern Ireland.

Jane E. Bone has served as our Chief Accounting Officer since February 2007. Prior to her appointment as CAO, she served as the Company's Corporate Controller since 2000 and, in addition, as Vice President, Finance, since 2005. Ms. Bone joined Wind River as part of its acquisition in February 2000 of Integrated Systems, Inc., where she spent three years serving as the European and International Controller. She has also held positions in the United States and the United Kingdom at Deloitte Haskins & Sells and Coopers & Lybrand LLP. Ms. Bone earned a BS (Econ.) Hons. in Accounting degree from University of Hull, United Kingdom.

John J. Bruggeman joined Wind River in February 2004 and currently serves as Chief Marketing Officer. From May 2002 until January 2004, Mr. Bruggeman was Vice President of Marketing at Mercury Interactive Corporation, a software company focused on business technology optimization. Mr. Bruggeman earned a BS degree in Statistics and Computer Science from San Jose State University and an MS degree in Mathematics from the University of Connecticut.

Barry Mainz was appointed our Chief Operating Officer in February 2007. Mr. Mainz joined Wind River in June 2005 as our Vice President, Worldwide Customer Service, and since July 2005, has acted as the Company's Vice President, Worldwide Customer Operations. From 1999 until he joined Wind River, Mr. Mainz served as Vice President, Corporate Sales Division, for Mercury Interactive Corporation. Mr. Mainz holds a BA degree in Communications from San Francisco State University.

Scot K. Morrison was appointed Senior Vice President and General Manager, VxWorks Division in February 2008. He previously held other management positions at Wind River including Senior Vice President of Engineering and Vice President and General Manager of several different business units. Mr. Morrison joined Wind River as part of its acquisition of Integrated Systems, Inc. in February 2000. Mr. Morrison earned his Bachelor of Applied Science degree in Engineering from the University of Toronto, as well as his master's degree at the Massachusetts Institute of Technology, specializing in control systems.

Vincent Rerolle joined Wind River in November 2006 as our Vice President of Corporate Development and Strategy, where he was responsible for mergers and acquisitions, strategic partnerships and alliances, and he was appointed Senior Vice President and General Manager, Linux Division in February 2008. From 2001 until he joined Wind River, Mr. Rerolle was Vice President of Corporate Development at Mercury Interactive Corporation, where he was responsible for mergers and acquisitions, business development and technology alliances. Mr. Rerolle has also held various management positions at Citadon, McKinsey, Vivendi and Sagem, in the United States, France and Australia. He holds a BS degree in engineering from ENST Paris and an MBA from INSEAD.

Financial Information about Segments and Geographic Areas

For financial information regarding segments and geographic areas, see Note 13, "Segment and Geographic Information," in the notes to consolidated financial Statements, filed as part of this Annual Report on Form 10-K.

Available Information

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC electronically. The public may read or copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the day of filing with the SEC on or through our website at http://www.windriver.com or by contacting the Investor Relations Department at our corporate offices by calling (866) 296-5361. We are not incorporating by reference in this Annual Report on Form 10-K any information from our website.

ITEM 1A. RISK FACTORS

Factors That May Affect Our Future Results or the Market Price of Our Stock

Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations or have a negative impact on our stock price. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

If we do not continue to address new and rapidly changing markets and increasingly complex technologies successfully, to deliver our products on a timely basis, and to offer products that are attractive to our customers, our revenues and operating results will decline.

The Device Software Optimization market is characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements and product offerings in the device market. In addition, customers developing different types of devices require different product offerings, features and functionality. If we fail to continually update our existing products to keep them current with customer needs or to develop new or enhanced products to take advantage of new technologies, emerging standards and expanding customer requirements, our existing products could become obsolete and our financial performance would suffer. Also, we have from time to time experienced delays in the commercial release of new technologies, new products and enhancements of existing products. These delays are commonplace in the software industry due to the complexity and unpredictability of the development work required. If we fail to commercially release new products on a regular and timely basis, our financial performance could suffer. We must effectively market and sell new product offerings to key customers, because once a customer has designed a product with a particular operating system, that customer typically is reluctant to change its supplier due to the significant related costs. If we cannot adapt or respond in a cost-effective and timely manner to new technologies and new customer requirements, or if the new products we develop are not attractive to our customers, sales of our products could decline.

If we do not select the right areas for investment or the right vertical markets in which to concentrate our sales and marketing efforts or if we are not successful in implementing or developing new business initiatives or if new business initiatives adversely affect our other businesses, our financial performance could suffer.

We regularly evaluate new products, technologies, business models and strategic business initiatives. For example, in response to growing customer interest in open-source software solutions, we began offering open-source products and services in 2005 and our open-source business has become an increasingly important part of our business. In addition, at the beginning of fiscal year 2009, we adopted a strategic plan to focus increased engineering, sales and marketing resources in certain targeted growth product areas, including Linux platforms, device management solutions, MILS aerospace and defense security solutions and multiprocessing capabilities. See "Item 1. Business – Our Strategy." Investments in new business areas or strategic business initiatives can be expensive and time consuming and can divert management attention and internal resources away from other business opportunities. If we do not select the right areas for investment or if we are not successful in implementing or developing new business initiatives or if new business initiatives adversely affect our other businesses, our financial performance could suffer.

In addition, we regularly target certain vertical markets in which we concentrate increased sales and marketing efforts. We are now concentrating increased sales and marketing efforts in certain targeted growth vertical markets, including aerospace and defense (especially MILS), network equipment, mobile handsets, industrial, automotive infotainment, mobile Internet devices, and digital living. See "Item 1. Business – Our Strategy." Many of these markets have experienced and may continue to experience rapid technological changes and industry consolidations and other disruptions. If we do not select the right vertical markets in which to concentrate our sales and marketing efforts or if these markets change or fail to grow as we anticipate or if we are not successful in licensing our products to customers in these targeted markets, our financial performance could suffer.

Our adoption of a reorganization plan may cause disruptions in our business and operations and will result in restructuring and other charges.

In fiscal year 2008, our organization was structured along functional lines. At the beginning of our fiscal year 2009, we adopted a reorganization plan to better align our resources with our strategic business objectives. As part of this reorganization plan, we reorganized our operations into four product divisions: VxWorks, Linux, Tools and Device Management. This realignment was designed to help us focus on new technology and market opportunities, to become more nimble and agile with customers and partners, and to drive and measure returns on our investments. As a result of this reorganization, engineering, product management, and test personnel were allocated among the four product divisions, while sales, marketing, and other operational and support staff remain organized along functional lines. This management reorganization may divert the attention of some of our management from business and operational issues and may affect product development or marketing plans or schedules. If we did not choose the correct strategy and investments for our reorganization, or if we are unable to execute effectively on the new strategy and organizational structure, we may not be able to meet the needs of our customers and partners for products and services. We must effectively manage the implementation of our new organizational structure to avoid any resulting confusion or conflict that might affect our ability to respond to our customers and partners in a nimble and agile manner, which could negatively impact our business, results of operations and financial condition.

As part of this reorganization plan, we expect to reduce our workforce by approximately 80 to 90 positions during the first quarter of fiscal year 2009, although we plan to increase our staffing levels over the course of fiscal year 2009, particularly in China and Eastern Europe. We expect to incur total charges ranging from $3.0 million to $4.0 million in connection with this reorganization plan. Substantially all of the charges will relate to cash severance costs and a substantial majority of the charges will be incurred in the first quarter of fiscal year 2009 ending April 30, 2008.

If we fail to grow our open-source business, our revenues and operating results could decline or could fail to grow. As our Linux products compete with open-source software that is available publicly at little or no cost, there can be no assurance that our customers will determine that our open-source products offer a compelling value proposition or that we will be successful in licensing our Linux products on profitable terms.

We have been offering Linux platforms since 2005. Our Linux platform business has become an increasingly important part of our business as Linux has been increasingly adopted by device manufacturers for more device applications and as growth in our proprietary VxWorks business has slowed. We anticipate that our Linux business will be the fastest-growing part of our business in the near future. If we fail to grow our Linux business, our revenues and operating results could decline or could fail to grow as much as we anticipate.

We cannot be certain whether any of our current or future open-source product offerings will be successfully adopted by new or current customers. In addition, even if our open-source products are adopted by our customers, they may not be profitable. Our open-source products compete with, among other things, open-source software that is otherwise publicly available for little or no cost. There can be no assurance that our customers will determine that our open-source products offer a compelling value proposition or that we will be successful in licensing our products on profitable terms. Very few open-source software companies have been profitable. To date, our open-source-based business has not been profitable, and we may not be able to generate profits in this business in the future.

As part of our open-source strategy, we are investing in and promoting the efforts of various industry consortia and standard setting organizations, and expect that industry consolidation in support of these specific standards and software will position us well to benefit from market convergence on the standards and software that we support. However, there can be no assurance that the consortia or standards organizations in which we choose to participate will be adopted by the marketplace, and if they are not we may have diverted our resources away from alternative strategies and product development that may instead become the marketplace leaders. Our strategy also anticipates that we will work closely with hardware and software partners to increase the adoption of our Linux-based products, and that we may also benefit from the development or distribution efforts these partners may provide related to our open-source products. If we are not able to successfully motivate our partners to support our open-source product development and distribution efforts, our products and services may not be adopted downstream by shared customers.

While we attempt to grow our open-source-based business, we simultaneously continue to offer our proprietary software products to the marketplace. It is possible that our efforts to grow our open-source business could result in a decline in sales of our proprietary software either as a result of a diversion of internal resources or customer preference. If such sales declines were to occur, our revenues and earnings could be adversely affected.

Our open-source products may subject us to increased legal risks.

As our products that are distributed with open-source software components are increasingly adopted (and as we expand our portfolio of products both through internal development and acquisition of technology, such as that acquired from Interpeak and FSMLabs), we may face increased legal risks that could affect our future ability to develop or sell our open-source products.

The language of the open-source licenses that govern software we distribute with our products is at times ambiguous, which creates vulnerability to third-party allegations of non-compliance with terms of applicable open-source licenses. For instance, we distribute open-source software with (and in some cases incorporate open-source software into) our products, including certain open-source software components subject to the GPL. Distributing or combining open-source software with or into our products creates some risk that the GPL (or other applicable open-source software license) will be interpreted in a manner that could impose unanticipated conditions or restrictions on our products, including a requirement to disclose our own products in source code form. We take steps to ensure that proprietary software that we do not wish to disclose in source code form is not distributed or combined with open-source software in ways that would require such proprietary software to be made subject to an open-source software license. However, few courts have interpreted open-source software licenses, and the manner in which these licenses may be interpreted and enforced remains uncertain. With the growth in our professional services and engineering efforts related to open-source software, we may become increasingly vulnerable to third-party allegations that our own development efforts or technology have resulted in infringing work or work that has unintentionally become subject to open-source obligations. As we grow and develop our open-source strategy and business, we may also become subject to challenges that other aspects of our business model or strategy do not comply with applicable open-source licenses. Even if no legal pronouncement is made, if the informal developer communities comprising the open-source software movement adopt a negative position toward our business or development efforts, they may cease their support of our company and this disruption in our relationship with the open-source software community could adversely affect our ability to effectively market and sell open-source products.

Our open-source strategy may also make us increasingly vulnerable to claims that our products infringe third-party intellectual property rights, as many of the open-source software components we may distribute with our products are developed by numerous independent parties over whom we exercise no supervision or control and who therefore may have engaged in infringing acts while developing the open-source software without our knowledge. This risk is further exacerbated by our lack of access to unpublished software patent applications. Defending claims of infringement, even claims without significant merit, can be expensive. An adverse legal decision affecting our intellectual property could materially harm our business.

In addition, it is possible that a court could hold the GPL to be unenforceable through a legal challenge, or that someone could assert a claim for proprietary rights in a program developed and distributed under them. If an open-source license that applies to the licensing of components of our open-source products is found to be partially or completely unenforceable, or if there are claims of infringement, we could be required to obtain licenses from third parties in order to continue offering our products, reengineer our products, or discontinue the sale of our products in the event reengineering could not be accomplished on a timely basis. An adverse legal decision affecting our intellectual property or the terms upon which we license our products could materially harm our business.

Uncertainty regarding the legal risks related to open-source software components could affect sales of our open-source products generally. Some of our potential customers may be reluctant to incorporate open-source software into their own products if they perceive significant risks that their own software systems could become subject to GPL licensing terms.

Also, as a vendor of software intended to be embedded into Linux-based devices, we may be subject to claims based on actions by our customers or device end users in their use of open-source code received from us. For instance, if our customers develop and distribute software received from us in a manner that violates GPL licensing terms or infringes third party intellectual property rights, we may be subject to legal claims under such theories as contributory infringement, inducing infringement or vicarious liability.

Finally, as a result of legal concerns about open-source software, we are facing increased pressure from our customers to adopt additional indemnification or otherwise protect them from potential threats by third parties related to open-source software. We have in the past agreed to indemnify certain of our customers against certain potential liabilities associated with our open-source products and we may decide to revise or expand our indemnification policies and practices in the future to address customer requirements. Our financial condition and results of operations may be adversely affected if we have to indemnify our customers for the liabilities posed by open-source software.

Our mix of licensing models and professional services revenues impacts the timing of our reported revenues, and our inability to accurately manage the volume of business expected for each licensing model and the relative mix of professional services revenues could increase fluctuations in our revenue and financial results.

Because we license our development products under business models that recognize revenue differently, the rate of adoption of license models by our customers impacts the timing of our reported revenues. Under our subscription license model, revenues are recognized ratably over the subscription period. By contrast, our perpetual and term license models require a majority of license revenues to be recognized in the quarter in which the products are delivered and a smaller amount relating to the fair value of the maintenance is deferred and recognized subsequently over the maintenance period. See "Item 1. Business – Licensing Models." An order for a subscription-based license will result in lower current-quarter revenue than an equal-sized order for a perpetual license. As a result, our reported revenues are affected by the selection of license model type by our customers. In addition, our ability to recognize revenues can be deferred when a transaction includes multiple elements. There is a risk that we will not be able to continue or increase our rate of adoption of our subscription-based, perpetual-based or term-based license models, or that we may choose to focus our sales efforts and resources on particular, significant perpetual, term or subscription license opportunities that may or may not result in a sale. The impact on revenues and deferred revenues will continue to depend on the rate at which customers license products under our perpetual, term or subscription license models or under multiple element arrangements. If we are unable to manage the rate of adoption of our license models by our customers at any time, our business, results of operations and financial condition would be negatively affected.

In addition, although our subscription licenses represent a potential source of renewable license revenue, there is also a risk that new and transitioned customers will not renew their licenses at the end of the subscription term. There is a further risk that the more complex and time consuming negotiations subscription licenses may affect our ability to close such transactions, and that customers who purchase subscription licenses may spend less in the aggregate over the term of the subscription license than if they had been required to purchase perpetual licenses. The impact on revenues and deferred revenues will continue to depend on the rate at which customers license products under our perpetual, term or subscription license models. In addition, an increase in the number of subscription license renewals or multi-year terms may result in larger deferred revenues. To the extent that the subscription licensing rate is higher than we expect, we may experience a larger decline in revenues, as well as an increase in deferred revenues.

Our revenues for any period and our deferred revenues at the end of any period can also be affected by the extent to which customers retain us to provide professional services rather than licensing our software solutions. We have noticed an increasing number of services-led engagements with our customers and our professional services are becoming an increasingly important enabler to sales of our products. We have experienced increased demand for our professional services as market and industry conditions change rapidly. We believe that more customers are opting to retain us to provide professional services to them in order to develop and/or prove a concept in advance of licensing our software solutions from us. Revenues from service engagements are generally recognized when the contracted services are performed and contracted future revenue from services engagements is included in deferred revenue and/or services backlog. Services backlog is not recorded on our consolidated balance sheets. In addition, the relative size of our services revenues as compared to our other revenues can affect our operating margins and earnings as we typically realize smaller operating margins on earnings generated from services engagements than earnings derived from licenses of our software solutions.

Because a significant portion of our revenues continues to be derived from production licenses, we are dependent upon the ability of our customers to develop and penetrate new markets successfully.

Our production license revenues depend both upon our ability to successfully negotiate production license agreements with our customers and, in turn, upon our customers' successful commercialization of their underlying products. As our open-source business grows, we may not be able to rely on receiving per unit fees from our customers. For our open-source business, we may instead need to rely on other fees to compensate for the production license fees that we have traditionally received for our proprietary products. Also, we derive significant revenues from customers that develop products in highly competitive and technologically complex markets such as the Internet infrastructure, server and storage, digital consumer, aerospace and defense, industrial control and automotive markets. If these customers sell fewer products or otherwise face significant economic difficulties, our revenues will decline. We cannot control our customers' product development or commercialization or predict their success. In addition, we depend upon our customers to accurately report the use of their products in order for us to collect our revenues from production licenses. If our customers are not successful with their products or do not accurately report use of their products to us, our production license revenues may decline significantly.

Numerous factors may cause our total revenues and net income to fluctuate significantly from period to period. These fluctuations increase the difficulty of financial planning and forecasting and may result in decreases in our available cash and declines in the market price of our stock.

A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our total revenues and net income. These fluctuations make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our operations. As discussed more fully below, these fluctuations also could increase the volatility of our stock price. Factors that may cause or contribute to fluctuations in our revenues and net income include:

- acceptance by our customers of our current and new product offerings;
- the number and timing of orders we receive, including disproportionately higher receipt and shipment of orders in the last month of the quarter;
- changes in the length of our products' sales cycles, which increase as our customers' purchase decisions become more strategic and are made at higher management levels;
- reductions in the number of engineering projects started by our customers due to their own difficult financial or economic conditions;
- the impact of impairment charges arising from past acquisitions;
- the success of our customers' products from which we derive our production license revenues;
- the mix of our revenues as between sales of products that have more upfront revenue, subscriptions that have more deferred revenues and services which have lower profit margins;
- our ability to control our operating expenses, and fully realize the impact of the restructuring plans we have implemented;
- our ability to continue to develop, introduce and ship competitive new products and product enhancements quickly;
- possible deferrals of orders by customers in anticipation of new product introductions;
- announcements, product introductions and price reductions by our competitors;
- our ability to manage costs for fixed-price consulting agreements;
- seasonal product purchases by our customers, which historically have been higher in our fourth fiscal quarter;
- the impact of, and our ability to react to, natural disasters and/or events of terrorism;
- the impact of, and our ability to react to, business disruptions arising from or relating to internet or computer viruses service interruptions;
- changes in business cycles that affect the markets in which we sell our products and services;
- economic, political and other conditions in the United States and internationally;
- foreign currency exchange rates;
- the impact of changes to existing accounting pronouncements; and
- the impact of any stock-based compensation charges arising from the issuance of stock options, restricted stock, stock appreciation rights or any other stock-based awards.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high or may cause our net revenues and net income to fluctuate significantly. Results from prior periods are thus not necessarily indicative of the results of future periods.

We face intense competition in the Device Software Optimization industry, which could decrease demand for our products or cause us to reduce our prices.

The Device Software Optimization industry is characterized by rapid change, new and complex technology and intense competition. See "Item 1. Business – Competition." Our ability to maintain our current market share depends upon our ability to satisfy customer requirements, enhance existing products and develop and introduce new products. Due to the complexity of the markets in which we operate, where our customers often develop device systems in-house, it is difficult to assess the impact of competition on our business and our related share of these markets. We have faced increasing competition in recent years as customers have decreased research and development budgets, sought to increase the value they receive from vendors, including us, attempted to leverage a more competitive bidding process when spending research and development budgets and/or deferred or canceled projects, in whole or in part. As a result, we believe that some customers have elected not to purchase our products and have chosen to undertake such development in-house, selected solutions they perceive to be less expensive or relied upon existing licenses from us rather than making new purchases. We expect the intensity of competition to increase in the future. Increased competitiveness may result in reductions in the prices of our products, royalties and services, lower-than-expected gross margins or loss of market share, any of which would harm our business.

Our primary competition comes from internal research and development departments of companies that develop device systems in-house. In many cases, companies that develop device systems in-house have already made significant investments of time and effort in developing their own internal systems, making acceptance of our products as a replacement more difficult. Additionally, many of these in-house departments may increasingly choose to use open-source software, such as the Linux operating system. We also compete with independent software vendors and, to a limited extent, with open-source software vendors. Some of the companies that develop device systems in-house and some of these independent software vendors, such as Microsoft Corporation, have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we do.

Demands for rapid change and the increasing complexity of the technology in our industry intensify the competition we face. In addition, our competitors may consolidate or establish strategic alliances to expand product offerings and resources or address new market segments. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and support of their products. These factors favor larger competitors that have the resources to develop new technologies or to respond more quickly with new product offerings or product enhancements. We may be unable to meet the pace of rapid development set by our competitors or may incur additional costs attempting to do so, which may cause declines in our operating results. Our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or even render our products obsolete, any of which could adversely affect our competitive position and therefore our operating results.

Our significant international business activities subject us to increased costs and other risks.

We develop and sell a substantial percentage of our products internationally. For the fiscal year ended January 31, 2008, revenues from international sales were $149.6 million, or 46% of total revenues. Additionally, we have investments in, or have made acquisitions of, companies located outside the United States. Over the long term, we expect to continue to make investments to further support and expand our international operations and increase our direct sales force and distribution network in EMEA, Japan and Asia Pacific. In particular, we intend to increase significantly our engineering and professional services resources in China, Romania and Canada. Risks inherent in international operations include:

- the imposition of governmental controls and regulatory requirements;
- the costs and risks of localizing products for foreign countries;

- differences in business cultures and sales cycles;
- differences in operation and sales support expenses;
- unexpected changes in tariffs, import and export restrictions and other barriers and restrictions;
- greater difficulty in accounts receivable collection;
- other increased costs of doing business;
- restrictions on repatriation of earnings;
- exposure to adverse movements in foreign currency exchange rates;
- the costs and difficulties associated with complying with a variety of foreign laws and domestic laws applicable to foreign operations, including the U.S. Foreign Corrupt Practices Act;
- difficulties in staffing and managing foreign subsidiaries and branch operations;
- increased risks of intellectual property infringement and less stringent intellectual property protection laws;
- the costs and risks of operating in countries experiencing geopolitical conflict and/or terrorism;
- the effect of our adoption of global pricing models;
- difficulties in integrating products and operations from foreign acquisitions;
- the impact of local health and political crises that prohibit or severely limit travel or other interaction with a local economic market;
- exposure to local economic slowdowns; and
- the need to guarantee credit instruments extended to support foreign operations.

Any of these events, regionally and as a whole, could reduce our international sales and increase our costs of doing business internationally and have a material adverse effect on our gross profit and net operating results.

Patent, trademark or copyright infringement, trade secret misappropriation or product liability claims against us may result in costly litigation, cause product shipment delays or require us to expend significant resources. In addition, patent or copyright claims may require us to enter into royalty or licensing arrangements.

We occasionally receive communications from third parties alleging patent, trademark or copyright infringement, trade secret misappropriation or other intellectual property claims, and there is always the chance that third parties may assert infringement claims against us or against our customers under circumstances that might require us to provide indemnification. Growth of our open-source business increases this risk in part because many of the open-source software components that we may incorporate into or distribute with our products are developed by numerous independent parties over whom we exercise no supervision or control. Additionally, because our products are increasingly used in applications, such as network infrastructure, transportation, medical and mission-critical business systems, in which the failure of the device system could cause property damage, personal injury or economic loss, we may face product liability claims.

Although our agreements with our customers contain provisions intended to limit our exposure to infringement and liability claims, our agreements may not be effective in limiting our exposure in all circumstances. Any of these types of claims, with or without merit, could result in claims for indemnification by us or costly litigation, could require us to expend significant resources to develop non-infringing technology or remedy product defects, cause product shipment delays or require us to pay significant damages if the claims are successful. In the case of infringement of another party's intellectual property, we may be required to enter into royalty or licensing agreements; however, we cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we are not successful in defending these claims or, with respect to infringement claims, were to fail to obtain royalty or licensing agreements in a timely manner and on reasonable terms, our business, financial condition and results of operations would be materially adversely affected.

The rights upon which we rely to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology without our permission and reduce our ability to compete.

Our success depends significantly upon the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual provisions to establish and protect our intellectual property rights in our technology and products. We cannot be certain that the steps that we take to protect our intellectual property will adequately protect our rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain our technology as trade secrets. In addition, discovery and investigation of unauthorized use of our intellectual property is difficult. We expect software piracy, which is difficult to detect, to be a persistent problem, particularly in those foreign countries where the laws may not protect our intellectual property as fully as in the United States. The risks that we face may increase as we conduct more research and development activities in China, Romania, Israel and other foreign countries. Employees, consultants, and others who participate in the development of our products may breach their agreements with us regarding our intellectual property. We might not have adequate remedies for infringement or breach of our proprietary rights by third parties, employees or consultants. Further, we have in the past initiated, and in the future may initiate claims or litigation against third parties for infringement or breach of our proprietary rights or to establish the validity of our proprietary rights. Whether or not such litigation is determined in our favor, such actions could result in significant expenses to us, divert the efforts of our technical and management personnel from productive tasks or cause product shipment delays.

The costs associated with acquisitions and investments could disrupt our business and harm our operating results.

We anticipate that, as part of our business strategy, we will continue to evaluate acquisition and investment opportunities in businesses, products and technologies that complement ours. These investments and acquisitions can be expensive and often require us to dedicate significant time and resources to the process. We have incurred significant costs in connection with acquisition transactions in prior fiscal years and may incur significant costs in connection with future transactions, whether or not they are consummated. Acquisitions involve additional risks including, among others, difficulties in integrating the operations, technologies, and products of the acquired companies; diverting management's attention from normal daily operations of the business; and potential difficulties in completing projects associated with in-process research and development. If we cannot successfully manage the integration of businesses we may acquire or are unable to realize the benefits of, or anticipated revenues from, our acquisitions, our business, financial condition and operating results could suffer.

If revenues associated with acquired businesses do not meet our original expectations, acquisitions may result in charges relating to impairment of acquired goodwill and purchased intangibles.

If our strategic relationships are not successful, our product offerings, distribution and/or revenues may be adversely impacted.

We have many strategic relationships with semiconductor companies, circuit board manufacturers, system manufacturers, other software companies, customers and others. In addition, we are playing an increasingly active and important role in open-source development projects and industry consortia. See "Item 1. Business – Strategic Alliances, Industry Consortia and Open-Source Community Participation." These strategic relationships and industry consortia are complex. Some of the companies that are our strategic partners in certain business areas or industry consortia are also our competitors in some business areas. Our strategic partners may also have concurrent relationships with other companies that provide open-source, proprietary or in-house solutions, which may put pressure on our product development roadmaps, timelines and prices. If we are not successful in developing and maintaining these strategic relationships, our business may be harmed. If our collaborative marketing and distribution agreements terminate or expire, the scope of our product offerings may be restricted, and the distribution of our products and our revenues may be adversely impacted.

The costs of software development can be high, and we may not realize revenues from our development efforts for a substantial period of time.

Introducing new products that rapidly address changing market demands requires a continued high level of investment in research and development. If we are required to undertake extensive capital outlays to address changes in the device software optimization market, we may be unable to realize revenue as soon as we may expect. The costs associated with software development are increasing, including the costs of acquiring or licensing new technologies. Our investment in new and existing market opportunities prior to our ability to generate revenue from these new opportunities, if we are able to capitalize on these opportunities at all, may adversely affect our operating results.

Because certain of our customers provide products and services to U.S. Government agencies, as their supplier we may be subject to unique risks that could increase our costs and make revenue related to these customers more difficult to predict.

As a subcontractor to the U.S. Government, we must comply with and are affected by certain laws and regulations related to the award, administration and performance of U.S. Government contracts and other regulations particularly related to the aerospace and defense industry, such as export control regulations including International Traffic in Arms Regulations. In addition, under applicable regulations, various audit agencies of the U.S. government conduct regular audits of contractors' compliance with a variety of U.S. government regulations and have the right to review retroactively the financial records under most U.S. government contracts. Further, as a U.S. Government subcontractor, we are subject to an increased risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not. This increases our internal procedures and costs, and as well, we may face an increased risk of non-compliance as these processes and rules requirements involve separate processes that are outside our standard, commercial practices.

In addition, our contracts with customers providing products and services to the U.S. government are subject to uncertainty since their governmental contracts are subject to U.S. government appropriations that are changeable and determined on an annual basis. Also, the U.S. government has the right to modify, curtail or terminate customer contracts, which would result in corresponding changes to our contracts with our customers. Some of our contracts are subject to contract accounting, which requires judgment relative to assessing risk, estimating contract revenues and costs and making assumptions regarding scheduling and technical issues. Because of these risks, it is difficult to predict anticipated future revenues attributable to government related subcontracts. If we do not effectively manage these risks, our operating results could be materially negatively impacted.

If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and other personnel, many of whom would be difficult to replace. We believe our future success will also depend, in large part, upon our ability to attract and retain highly skilled managerial, engineering, sales and other personnel, and upon the ability of management to operate effectively, both individually and as a group, in geographically disparate locations. In addition, our past reductions in force could potentially make attracting and retaining qualified employees more difficult in the future. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively affect our ability to sell our products.

In addition, companies in the software industry whose employees accept positions with competitors may claim that their competitors have engaged in unfair hiring practices or that there will be inappropriate disclosure of confidential or proprietary information. We may be subject to such claims in the future as we seek to hire additional qualified personnel. Such claims could result in material litigation. As a result, we could incur substantial costs in defending against these claims, regardless of their merits, and be subject to additional restrictions if any such litigation is not resolved in our favor.

Changes to existing accounting pronouncements or taxation rules or practices may cause adverse revenue fluctuations and affect our results of operations or how we conduct our business.

A change in any accounting pronouncements or taxation rules or practices can have a significant effect on our results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

The complexity of accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could materially affect our financial results for a given period.

Although we use standardized agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly in multi-element license and services transactions. As our transactions have increased in complexity, particularly with the sale of larger, multi-element transactions, negotiation of mutually acceptable terms and conditions may require us to defer recognition of revenue on such licenses. We believe that we are in compliance with Statement of Position 97-2, *Software Revenue Recognition*, as amended; however, more complex, multi-element transactions require additional accounting analysis to account for them accurately. Errors in such analysis in any period could lead to unanticipated changes in our revenue accounting practices and may affect the timing of revenue recognition, which could adversely affect our financial results for any given period. If we discover that we have interpreted and applied revenue recognition rules differently than prescribed by generally accepted accounting principles in the U.S., we could be required to devote significant management resources, and incur the expense associated with an audit, restatement or other examination of our financial statements.

Business interruptions could adversely affect our business.

Wind River's operations and the operations of its vendors and customers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. For example, a substantial portion of Wind River's facilities, including our corporate headquarters, is located near major earthquake faults. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and loss of life. We do not carry earthquake insurance and we have not set aside funds or reserves to cover such potential earthquake-related losses. In the event that a material business interruption occurs that affects Wind River or our vendors or customers, shipments could be delayed and our business and financial results could be harmed.

Our common stock price is subject to volatility.

In recent years, the stock markets in general and the shares of technology companies in particular have experienced extreme price fluctuations. These recent price fluctuations are not necessarily proportionate to the operating performance of the companies affected. Our stock price has similarly experienced significant volatility.

As reported on The NASDAQ Global Select Market, during the fiscal year ended January 31, 2008, our stock had an intra-day high sales price of $13.42 and an intra-day low sales price of $7.88. In some of our past fiscal quarters, we experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. These factors relating to the fluctuations in our revenues and net income may continue to affect our stock price. Comments by, or changes in estimates from, securities analysts as well as significant developments involving our competitors or our industry could also affect our stock price. In addition, the market price of our common stock is affected by the stock performance of other technology companies generally, as well as companies in our industry and our customers in particular. Other broad market and industry factors may negatively affect our operating results or cause our stock price to decline, as may general political or economic conditions in the United States and globally, such as recessions, or interest rate or currency fluctuations. In particular, the stock market may be adversely impacted, or experience unusual volatility, as a result of the outbreak of armed conflict or hostilities involving the United States or incidences of terrorism in, or directed at, the United States or its allies.

General economic weakness and geopolitical factors may harm our operating results and financial condition.

Our results of operations are dependent to a large extent upon the state of the global economy. General economic weakness or weaker economic conditions in the United States, Europe or the Asia-Pacific region could adversely our customers and our results of operations and financial condition. In addition, geopolitical factors such terrorist activities, armed conflict or global health conditions that adversely affect the global economy may adversely affect our operating results and financial condition.

Provisions in our charter documents, customer agreements, and Delaware law could prevent or delay a change in control of Wind River, which could hinder stockholders' ability to receive a premium for our stock.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or consolidation that a stockholder may consider favorable. These provisions include:

- authorizing the issuance of preferred stock without stockholder approval;
- limiting the persons who may call special meetings of stockholders;
- prohibiting stockholder actions by written consent; and
- requiring super-majority voting to effect amendments to certain provisions of Wind River's certificate of incorporation and bylaws.

Certain provisions of Delaware law also may discourage, delay, or prevent someone from acquiring or merging with us, and our agreements with certain of our customers require that we give prior notice of a change of control. Our various anti-takeover provisions could prevent or delay a change in control of the Company, which could hinder stockholders' ability to receive a premium for our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own our corporate headquarters in Alameda, California. The campus provides approximately 273,000 square feet of office space. We also lease a number of sales, services, customer training, manufacturing, and research and development offices for current use consisting of approximately 352,000 square feet in various locations in North America, EMEA, Japan and the Asia Pacific region. We believe that our facilities are adequate to meet our current and anticipated business needs.

ITEM 3. LEGAL PROCEEDINGS

Derivative Litigation

Between September 8, 2006 and November 15, 2006, three separate stockholder derivative complaints were filed in the Superior Court of the State of California, Alameda County, against various officers and directors of the Company and naming the Company as a nominal defendant. On December 20, 2006, the Court consolidated these actions and appointed co-lead counsel. On February 21, 2007, co-lead counsel filed a consolidated and amended complaint (Case Number RG06288009) that asserts causes of action for accounting; breach of fiduciary duty; restitution/unjust enrichment; rescission; and violation of California Corporations Code § 25402. On February 9, 2007, a fourth, substantially identical purported shareholder derivative complaint entitled *Castronovo v. Berger, et al.* (Case Number RG07310636) was filed in the Superior Court of the State of California, Alameda County. The Company filed demurrers to the complaints in the consolidated actions and the complaint in the *Castronovo* action. On July 17, 2007, subsequent to the filing of those demurrers, the Court approved a stipulation of the parties consolidating the Castronovo action with the three previously filed actions, thereby obviating any ruling on the Company's demurrer to the complaint in the Castronovo action.

On February 22, 2008, before the briefing on the pending demurrers was completed, the parties reached an agreement in principle to settle these derivative actions and executed a Memorandum of Understanding that outlined the general terms of the proposed settlement. The proposed settlement, which is subject to Court approval, involves certain corporate governance changes and a payment by the Company to plaintiffs' counsel for attorneys' fees and expenses following final approval of the proposed settlement. The parties submitted papers in support of the proposed settlement to the Court on April 2, 2008, and have scheduled a hearing on a motion for preliminary approval of the proposed settlement for May 9, 2008. The Court has taken the pending demurrers off calendar to allow the Court to consider the proposed settlement. If the Court grants a motion preliminarily approving the proposed settlement, the Company expects that a final settlement hearing will be scheduled approximately 65 days after preliminary approval and following appropriate notice to the Company's stockholders. Although a final settlement has not been approved by the Court and there can be no assurance as to the ultimate disposition of these actions, the Company does not believe that their resolution will have a material adverse effect on its business, financial position, results of operations or cash flows.

Other Litigation

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of patents and other intellectual property rights and employee claims. Wind River believes the outcome of its outstanding legal proceedings, claims and litigation will not have a material adverse effect on its business, results of operations, cash flows or financial condition. However, such matters involve complex questions of fact and law and could involve significant costs and the diversion of resources to defend. Additionally, the results of litigation are inherently uncertain, and an adverse outcome is at least reasonably possible.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol WIND. As of March 31, 2008, there were approximately 579 stockholders of record of our common stock. As of March 31, 2008, the closing price of our common stock as quoted on the NASDAQ Global Select Market was $7.74. The following table sets forth the intra-day low and high sales prices of our common stock on the NASDAQ Global Select Market for the quarters indicated:

	Low	High
Fiscal 2008		
First quarter ended April 30, 2007	$ 9.35	$11.28
Second quarter ended July 31, 2007	9.51	11.40
Third quarter ended October 31, 2007	8.71	12.65
Fourth quarter ended January 31, 2008	7.88	13.42
Fiscal 2007		
First quarter ended April 30, 2006	$11.09	$15.71
Second quarter ended July 31, 2006	7.85	11.56
Third quarter ended October 31, 2006	7.95	11.51
Fourth quarter ended January 31, 2007	9.65	11.94

Dividend Policy

We have not paid cash dividends on our common stock to date. We presently intend to retain all of our earnings for use in our business and, therefore, do not anticipate paying dividends on our common stock within the foreseeable future.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of January 31, 2008. The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans assumed by Wind River in connection with acquisitions of the companies that originally granted those options. Footnote (1) to the table sets forth the total number of shares of our common stock issuable upon the exercise of those assumed options as of January 31, 2008, and the weighted average exercise price of those options. No additional options may be granted under those assumed plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plan approved by security holders	11,305,632(1)(2)	$11.39(3)	10,543,332(4)
Equity compensation plan not approved by security holders	4,458,424	$10.01	—
Total	15,764,056(1)(2)	$10.98(3)	10,543,332(4)

(1) Excludes outstanding options to purchase an aggregate of 168,208 shares with a weighted average exercise price of $14.83, which were assumed by Wind River in connection with the acquisitions of AudeSi Technologies Inc., Embedded Support Tools Corporation, Integrated Systems, Inc., and Rapid Logic, Inc.

(2) Includes 592,362 shares of our common stock issuable pursuant to outstanding restricted stock units under our 2005 Equity Incentive Plan (as amended). Restricted stock units represent an unfunded, unsecured right to receive shares of Wind River common stock and the value of such awards varies directly with the price of Wind River common stock.

(3) Calculated without taking into account shares of our common stock issuable pursuant to outstanding restricted stock units that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

(4) Includes 2,870,687 shares available for future issuance under our 1993 Employee Stock Purchase Plan (as amended).

The equity compensation plans not approved by security holders generally have the same features as those approved by security holders. For further details regarding Wind River's equity compensation plans, see Note 10, "Stock-Based Compensation Plans," in notes to consolidated financial statements filed as part of this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities

In June 2007, the Board of Directors authorized a stock repurchase program to enable us to purchase up to an aggregate of $50.0 million in shares of Wind River common stock in the open-market or through negotiated transactions. We did not repurchase any of our common stock during the quarter ended January 31, 2008. From March 11, 2008 to April 8, 2008, we repurchased 6.8 million shares of our common stock for a total cost of $50.1 million and an average price of $7.43 per share. As a result of these purchases, we completed our share repurchase program authorized in June 2007.

In April 2008, the Board of Directors authorized a new stock repurchase program to enable us to purchase up to an aggregate of $50.0 million in shares of Wind River common stock in the open-market or through negotiated transactions. From April 9, 2008 to April 11, 2008, we repurchased 450,000 shares of our common stock under this new repurchase program for a total cost of $3.8 million and an average price of $8.39 per share.

Performance Measurement Comparison

The graph below compares the cumulative total stockholder return of an investment of $100 (and the reinvestment of any dividends thereafter) on January 31, 2003 in (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the NASDAQ Computer & Data Processing Index. We have never paid cash dividends on our common stock. Total return is based on historical results and is not intended to indicate future performance.

The following graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that we specifically incorporate it by reference into such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Wind River Systems, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index


U.S. Dollar
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
1/03
1/04
1/05
1/06
1/07
1/08
Period
Wind River Systems, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

	January 31,					
	2003	2004	2005	2006	2007	2008
Wind River Systems, Inc.	$100.00	$245.75	$368.04	$392.38	$290.91	$246.04
NASDAQ Composite index	$100.00	$156.40	$156.66	$177.31	$192.91	$187.21
NASDAQ Computer & Data Processing index	$100.00	$133.13	$142.60	$159.44	$177.83	$181.40

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and with the consolidated financial statements presented in Item 8 of this Annual Report on Form 10-K.

	Years Ended January 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
STATEMENT OF OPERATIONS					
Net revenues	$328,631	$285,298	$266,323	$235,400	$204,119
Income (loss) from operations	(7,963)	(5,377)	23,885	12,681	(25,231)
Net income (loss)	(2,358)(1)(2)	573(2)(3)	29,295(3)	8,165	(24,960)
Net income (loss) per share:					
Basic	(0.03)	0.01	0.35	0.10	(0.31)
Diluted	(0.03)	0.01	0.33	0.09	(0.31)

	January 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
BALANCE SHEET					
Working capital	$ 52,725	$ 45,624	$ 19,290	$ 13,413	$ 27,220
Total assets	563,919	498,565	483,244	452,254	502,552
Convertible subordinated notes, excluding current portion, and other long-term obligations (4)	6,919	2,898	2,420	76,543	191,468
Stockholders' equity	365,592(5)	324,134	303,447	255,945	233,016

(1) Net loss and net loss per share include a non-cash impairment charge of $2.8 million related to the partial write-off of certain purchased and other intangible assets.

(2) Net income (loss) and net income (loss) per share include stock-based compensation expense of $21.3 million and $22.5 million for fiscal 2008 and 2007, respectively, related to the prospective adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, on February 1, 2006 and restricted stock awards issued in the Interpeak acquisition. See Note 9, "Common Stock," and Note 10, "Stock-based Compensation Plans," in Item 8 of this Annual Report on Form 10-K for further information.

(3) Net income and net income per share include the release of certain international deferred tax valuation allowances totaling approximately $2.8 million and $6.8 million for fiscal 2007 and 2006, respectively.

(4) See Note 6, "Convertible Subordinated Notes," in Item 8 of this Annual Report on Form 10-K for further details.

(5) The opening accumulated deficit balance within stockholders' equity includes the impact of adopting Emerging Issues Task Force Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences*, in the first quarter of fiscal 2008. The adoption resulted in a cumulative effect adjustment of $1.3 million, which was recorded as an increase to accumulated deficit as of February 1, 2007. See Note 1, "The Company and Summary of Significant Accounting Policies," in Item 8 of this Annual Report on Form 10-K for further information.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Operating and Financial Summary

Wind River is a global leader in Device Software Optimization (DSO). We develop, market and sell operating systems, middleware and software development tools that allow our customers to develop, run, and manage their device products faster, better, at lower cost and more reliably. We offer our customers a choice of leading real-time, proprietary operating systems and open-source-based, commercial-grade Linux operating systems. We also offer our comprehensive, Eclipse-based Workbench software development suite that allows our customers to manage the design, development, debugging and testing of their device software systems, as well as leading device management solutions that allow our customers to remotely monitor and manage their devices in either lab or field environments. Our customers manufacture devices as varied as set-top boxes, automobile braking and navigation systems, mobile handsets, Internet routers, avionics control panels and coronary pacemakers. Our operating systems are currently deployed in millions of devices.

Form 10-K

We market our products and services in North America, EMEA (comprising Europe, the Middle East and Africa), Japan and the Asia Pacific region, primarily through our own direct sales organization, which consists of sales persons and field engineers. We also license distributors, primarily in international regions, to serve customers in regions not serviced by our direct sales force. We were incorporated in California in February 1983 and reincorporated in Delaware in April 1993.

Our Strategy

Our objectives are to strengthen our leadership position in the DSO industry and to increase our revenue and profitability. To achieve these objectives, we are pursuing the following strategic initiatives:

- *Accelerating investments in targeted growth product areas:* We are focusing increased engineering, sales, and marketing resources in certain targeted growth product areas, including Linux platforms, device management solutions, Multiple Independent Levels of Security (MILS) solutions in the aerospace and defense industry and multiprocessing capabilities.
- *Increasing profitability of established products*: We are refocusing our resources to generate increased returns from our more established products, including our VxWorks solutions, our on-chip debugging tools and our other general purpose development tools.
- *Focusing operations*: At the beginning of our fiscal year 2009, we reorganized our operations into four product divisions: VxWorks, Linux, Tools, and Device Management. This realignment was designed to help us focus on new technology and market opportunities, to become more nimble and agile with our customers and partners and to drive and measure returns on our investments.
- *Targeting growth vertical markets*: We are concentrating increased sales and marketing efforts in targeted growth vertical markets, including aerospace and defense (especially MILS), network equipment, mobile handsets, industrial, automotive infotainment, mobile Internet devices and digital living. During fiscal year 2008, we had significant design wins in many of these markets and, in particular, in the mobile handset and automotive infotainment markets.
- *Leveraging alliances with key partners*: We are continually seeking to establish relationships with key hardware and software partners in order to develop, promote and sell products and services to new customers or through new distribution channels. We are also playing increasingly important roles in several industry consortia and standards-setting bodies, particularly in the open-source industry, in order to promote technology standardization and adoption.

How We Earn Our Revenues

We earn our revenues from the license and sale of our products and from providing services related to our products. Our software products are licensed to our customers for their development use under either a subscription license or a perpetual license. Customers who purchase a subscription license are charged per term, typically an annual fee, renewable at the election of the customer. Customers who purchase a perpetual license are generally charged a one-time, up-front fee. Once development is completed, whether under a subscription license or a perpetual license, we also generally charge our customers a production license fee for every copy of our proprietary software included in the final, manufactured device. Customers either report their usage on a quarterly basis or purchase a block of production licenses in advance of use. We also earn revenue for support and maintenance services for our products, which includes telephone support and provision of updates. For products licensed under a perpetual license, support and maintenance may be purchased for a separate fee. For products licensed under a subscription license, support and maintenance is included in the per-term fee, and includes upgrades. In addition, we also charge customers for other services related to our products, such as training and professional services. Our training services are generally purchased for a fixed fee, while our professional services are available on both a time-and-materials and fixed price contract basis. Our professional services are designed to assist our customers with the design and development of a completed device or application and may include project managed custom hardware development, software development and product integration.

In fiscal 2009, we will begin to offer our customers the option to purchase under a term license with maintenance model. Customers will be able to enter into renewable, limited-term licenses with us, which will provide them with development rights to use Wind River products for a limited term rather than on a perpetual basis. These customers also can purchase support and maintenance for a separate fee on an annual, renewable basis, and which will also include the rights to receive upgrades in addition to updates. We will also charge our customers a production license fee for every copy of our proprietary software included in the final, manufactured device.

Our product revenues are comprised of revenues from perpetual and term license; the revenues that we receive for all production licenses, whether related to development under a perpetual license, term license or a subscription license; and hardware revenues. Our subscription revenues are derived from revenues from our subscription licenses, not related to production fees, and includes support and maintenance provided to these customers. Our services revenues are derived from our professional services revenues and training, as well as revenues for support and maintenance of our products under perpetual and term licenses. Summarized below is a tabular representation of the components of our revenue categories:

	Product Type					
Revenue Category	**Subscription License**	**Perpetual License**	**Term License**	**Professional Services**	**Maintenance**	**Training/ Education**
Product Revenues	Production licenses (royalties)	Perpetual license fees and production licenses	Term license fees and production licenses	N/A	N/A	N/A
Subscription Revenues	Subscription fees	N/A	N/A	N/A	Maintenance for subscription licenses	N/A
Service Revenues	N/A	N/A	First year maintenance, if included with the initial license	Professional services	Maintenance for perpetual and term licenses	Training related to all licenses

Key Operating and Financial Metrics

Members of our senior management team regularly review key operating and financial metrics such as net revenues, operating margin, earnings per share, operating cash flows and net change in deferred revenues. These metrics allow management to monitor the robustness and profitability of our business and to evaluate any necessary areas for investment or, in contrast, for improved efficiencies and effectiveness.

Recent Operating Results

During fiscal 2008, we continued to grow revenue and deferred revenue while continuing to generate positive cash flows from operations. Growth in revenue and deferred revenue was primarily driven by an increase in our subscription licensing business.

Our total revenues were $328.6 million in fiscal 2008 compared to $285.3 million in fiscal 2007, an increase of $43.3 million or 15%. In fiscal 2007, our revenues increased by $19.0 million or 7% over revenues of $266.3 million in fiscal 2006. Our net loss was $2.4 million or $0.03 per diluted share in fiscal 2008. Our net income in fiscal 2007 was $573,000 or $0.01 per diluted share and our net income in fiscal 2006 was $29.3 million, or $0.33 per diluted share.

Our total deferred revenue increased by 6% to $134.5 million at January 31, 2008 from $127.0 million at January 31, 2007, and by 29% at January 31, 2007 from $98.3 million at January 31, 2006, primarily as a result of continued increases in sales of our subscription license products. Short-term deferred revenues increased by 7% to $119.9 million at January 31, 2008 from $112.2 million at January 31, 2007. Of the total deferred revenue balance at January 31, 2008, $14.6 million related to deferred revenue classified as long-term.

We generated cash flows from operations of $42.6 million in fiscal 2008 compared to $55.7 million in fiscal 2007 and $49.3 million in fiscal 2006. Cash provided by operating activities declined by $13.1 million in fiscal 2008 compared to fiscal 2007, due to slower growth in deferred revenue and increased operating expenses. Cash provided by operating activities increased by $6.4 million in fiscal 2007 compared to fiscal 2006, due primarily to growth in operating cash generated from increased deferred revenues.

During fiscal 2008, we acquired S.C. Comsys S.R.L. and the RTLinux business for an approximate net cash outlay of $11.5 million and we repurchased 652,000 shares of our common stock for a total cash outlay of $6.5 million.

We have experienced increased demand for our professional services as market and industry conditions change rapidly. Our revenue from other service revenues, which includes mostly professional services, was $55.7 million in fiscal 2008, representing approximately 17% of our revenue. The relative mix of professional services revenues to other revenues in any period can affect the amounts of our reported revenues, deferred revenues, operating margins and earnings. For example, revenues from professional services engagements are generally recognized only when the contracted services are performed, causing revenues to be reported over time; professional services engagements typically generate smaller operating margins than earnings derived from licenses of our proprietary software solutions, reducing operating margins and earnings; and most of the contracted future revenue from services engagements is typically included in services backlog (which is not recorded on our consolidated balance sheets) rather than as deferred revenue.

Our open-source business, which at this point includes a larger professional services component than our proprietary software business, is becoming an increasingly important part of our strategy and our expected future results. Our open-source business is growing while we have experienced at times slower growth in the proprietary component of our subscription business. If our open-source business does not grow as quickly as we anticipate or if we are not successful in licensing our open-source solutions on profitable terms, our future financial performance may be materially adversely affected.

Recent Developments

From March 11, 2008 to April 8, 2008, we repurchased 6.8 million shares of our common stock for a total cost of $50.1 million and an average price of $7.43 per share. As a result of these purchases, we completed our share repurchase program that was authorized in June 2007.

In April 2008, the Board of Directors authorized a new stock repurchase program to enable us to purchase up to an aggregate of $50.0 million in shares of Wind River common stock in the open-market or through negotiated transactions. From April 9, 2008 to April 11, 2008, we repurchased 450,000 shares of our common stock under this new repurchase program for a total cost of $3.8 million and an average price of $8.39 per share.

On February 6, 2008, subsequent to the 2008 fiscal year end, we adopted a reorganization plan to better align our resources with our strategic business objectives. As part of this plan, we intend to reduce our workforce by approximately 80 to 90 positions during the first quarter of fiscal 2009. We expect to incur total restructuring and other charges ranging from $3.0 million to $4.0 million in connection with this reorganization plan. Substantially all of the charges will relate to cash severance costs. We recognized $327,000 of these costs during the fourth quarter of fiscal 2008 related to statutory and other predefined severance benefit plans. We expect to incur a substantial majority of the remaining charges during the first quarter of fiscal year 2009.

On February 1, 2007, we adopted the consensus reached in Emerging Issues Task Force ("EITF") Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences* ("EITF 06-2"). EITF 06-2 provides recognition guidance on the accrual of employees' rights to compensated absences under a sabbatical or other similar benefit arrangement. Prior to the adoption of EITF 06-2, we recorded a liability for sabbatical leave upon employee vesting in the benefit, which occurred only at the end of a five-year service period. Under EITF 06-2, we now accrue an estimated liability for sabbatical leave over the requisite five-year service period, as employee services are rendered. The adoption of EITF 06-2 resulted in a $1.3 million increase to accumulated deficit, accrued compensation and other long-term liabilities as of February 1, 2007.

On February 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not result in a material adjustment to accumulated deficit and decreased income taxes payable and other assets by $308,000 and $313,000, respectively, as of February 1, 2007. We continue to record interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within provision for (benefit from) income taxes on the consolidated statement of operations. See Note 7, "Provision (Benefit) for Income Taxes," in the notes to the accompanying consolidated financial statements for further information.

Acquisitions

In August 2007, we acquired all of the outstanding shares of S.C. Comsys S.R.L. ("Comsys"), a privately held professional services company based in Romania. The acquisition will enable us to increase the number of skilled consultants in our professional services organization and to expand our service offerings throughout Europe and globally. We paid cash consideration of approximately $1.3 million, comprised of $1.2 million in cash consideration, plus acquisition related costs. In addition, we agreed to pay Comsys' former shareholders a potential earn-out distribution of up to $250,000, which will be payable and recognized as compensation expense if certain specified future performance criteria are met. The purchase was recorded as asset acquisition as it did not qualify as a business combination under Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS 141").

In February 2007, we acquired the intellectual property, including patents, copyrights, trademarks and associated product rights for the RTLinux business from Finite State Machine Labs, Inc. RTLinux is a commercially-available, patented, hard real-time Linux technology. Pursuant to the purchase agreement, we also acquired rights to future runtime revenue streams for assumed RTLinux contracts. We paid cash consideration of approximately $10.1 million, comprised of $9.8 million in cash, plus acquisition related costs. We accounted for this acquisition in accordance with SFAS 141, and the effect of the acquisition was not material to our consolidated statement of operations, balance sheets, or cash flows.

During fiscal year 2008, we subsequently recorded a non-cash impairment charge of $2.8 million related to the carrying value of our intangible assets associated with the RTLinux business. Of this amount, $2.5 million was included in amortization and impairment of purchased technologies and the remaining $299,000 was included in amortization and impairment of other intangibles. The impairment resulted from a decline in the projected future cash flows of the RTLinux business as we changed the sales and marketing strategy for our RTLinux products.

See Note 2, "Acquisitions, Goodwill and Purchased Intangibles," in the notes to the accompanying consolidated financial statements for additional information regarding these acquisitions and impairment charges.

Critical Accounting Policies and Estimates

General

Management's discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The application of U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1, "The Company and Summary of Significant Accounting Policies," in the notes to consolidated financial statements describes our significant accounting policies which are reviewed by us on a regular basis and which are also reviewed by senior management with the Audit Committee of our Board of Directors.

An accounting policy is deemed by us to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The policies and estimates that we believe are most critical to an understanding of our financial results and condition and that require a higher degree of judgment and complexity, are:

- Revenue recognition;
- Estimating sales returns and other allowances, and allowance for doubtful accounts;
- Valuation of long-lived assets, including goodwill and purchased intangibles;
- Valuation of investments;
- Accounting for income taxes; and
- Stock-based compensation.

Revenue Recognition

We recognize revenues from three sources: (1) product revenues, (2) subscription revenues and (3) service revenues; in each case, net of sales returns and other allowances. Product revenues consist of revenues from production licenses (sometimes referred to as royalties), and fees for stand-alone software and software programming tools sold under our perpetual licensing model and from sales of our hardware. Subscription revenues consist primarily of revenues from the licensing of products and services under our enterprise licensing model, including items such as development tools, an operating system, various protocols and interfaces and maintenance and training, which are licensed over a limited period of time, typically 12 months. Service revenues are derived from fees from professional services, which include design and development fees, software maintenance contracts, and customer training and consulting. Agreements generally do not allow the right of return or sales price adjustments. We present revenue net of sales taxes in our consolidated statements of operations.

We recognize revenues in accordance with Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, as amended ("SOP 97-2"); SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* ("SOP 81-1"); Emerging Issues Task Force ("EITF") Issue No. 00-21 *Revenue Arrangements with Multiple Deliverables;* and Staff Accounting Bulletin ("SAB") 104, *Revenue Recognition* ("SAB 104"). We recognize revenues when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable and collection is determined to be probable. For arrangements with multiple elements, we recognize revenue when vendor-specific objective evidence ("VSOE") exists for all undelivered elements of the arrangement or at the point when all elements have been delivered. These criteria are further defined as follows:

Persuasive evidence of an arrangement exists. It is our customary practice for arrangements other than a clickwrap agreement to have non-cancelable contracts and generally a customer purchase order prior to recognizing revenues on an arrangement. For products purchased under a clickwrap agreement it is generally our customary practice to have a customer purchase order prior to recognizing revenues.

Delivery has occurred. Product revenues for software and hardware are recognized at the time of shipment or upon the delivery of a product master, with standard transfer terms of FOB shipping point. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred. If only non-essential products or services are undelivered and if evidence of fair value of all undelivered elements exists, then revenue is recognized using the residual method. Under the residual method, the recognition of fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

We recognize revenues from subscription-based licenses ratably over the term of the agreement.

Subscription agreements require that we deliver unspecified future updates and upgrades within the same product family during the subscription term. Accordingly, fees from these arrangements are recognized ratably over their term. If an agreement includes a specified upgrade, all revenue that would have otherwise been recognized is deferred until the specified upgrade is delivered.

Sales to original equipment manufacturers, system integrators and value-added resellers are recognized at the time delivery has occurred for perpetual licenses and ratably over the related term for subscription licenses. Sales to distributors are generally recognized as noted above provided that we have evidence of an end-user agreement.

Professional service revenues are generally separately priced, are available from a number of suppliers, and are typically not essential to the functionality of our software products. Revenues from these services are recognized separately from the license fee if the arrangements qualify as "service transactions" as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts are recognized as services are performed.

Contract accounting is utilized for service revenues from fixed-price contracts that require significant software modification, development or customization. In such instances, the arrangement fee is accounted for in accordance with SOP 81-1, whereby the arrangement fee is recognized, generally using the percentage-of-completion method measured on labor input costs. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. To date these losses have not been significant. The complexity of the estimation process and judgments related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization, changes to specification and testing requirements and collectibility of unbilled receivables.

Service revenues from software maintenance, support and update fees are recognized ratably over the contract period, which is typically 12 months. Service revenues from training and consulting are recognized when the services are provided.

In the case where we execute more than one contract or agreement with a single customer we evaluate each to determine whether the separate contracts or agreements should be viewed as one multiple-element arrangement. Where the determination of a multiple-element arrangement is made, we recognize revenue only if sufficient VSOE exists to allocate revenue to the various elements of the arrangement or at the point when all elements have been delivered.

The vendor's fee is fixed or determinable. At the time of each transaction, we assess whether the fee associated with a revenue transaction is fixed or determinable based on the payment and other terms associated with the transaction. For product and subscription revenues, if a significant portion of a fee is due after our standard payment terms, which are generally no greater than 90 days from invoice date, we account for the fee as not being fixed or determinable. In these cases, revenue is recognized as the fees become due subject to all other revenue recognition criteria being met.

Collection is probable. We assess probability of collection based on a number of factors, including our past transaction history with the customer and the credit-worthiness of the customer. New customers and certain existing customers are subject to a credit review process that evaluates each customer's financial position and ultimately its ability to pay according to the original terms of the arrangement. Based on our review process, if it is determined from the outset of an arrangement that collection of the resulting receivable is not probable, then revenue is recognized on a cash-collected basis.

Vendor Specific Objective Evidence ("VSOE"). We establish VSOE for maintenance services by reference to substantive stated future renewal rates included in contracts or the amounts charged on similar transactions. We establish VSOE for professional services time-and-materials contracts by reference to standard hourly rates separately charged for services. We do not have VSOE for professional services fixed-price contracts. Where such services are sold in conjunction with other products, significant management judgment is required to determine appropriate revenue recognition.

For consolidated statement of operations classification purposes only, we allocate revenue first to those elements for which we have established VSOE of fair value, and any remaining recognized revenue is then allocated to those items for which we lack VSOE of fair value. If the elements for which we have no fair value include fixed price services, we allocate revenue to these services based upon expected hours to be incurred plus a normal margin. Any remaining revenues would be allocated to product or subscription revenues, depending on the type of license purchased.

Significant management judgments and estimates are made in connection with the revenues recognized in any accounting period. We must assess whether the fee associated with a revenue transaction is fixed or determinable, whether or not collection is probable, whether VSOE exists for all elements of a transaction or multiple-element arrangement and the related revenue recognition impact of this and, for fixed-price contracts, make estimates of costs to complete. Material differences could result in the amount and timing of revenues for any period if management were to make different judgments or utilize different estimates.

Estimating sales returns and other allowances, and allowance for doubtful accounts

We record estimated reductions in revenue for potential returns of products by customers and other allowances. As a result, management must make estimates of potential future product returns and other allowances related to current period product revenue. In making such estimates, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of our products. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported revenue could result. The provision for sales returns and other allowances was $1.8 million and $2.2 million at January 31, 2008 and 2007, respectively. The provision represents 0.5% and 0.8% as a percentage of net revenues, for fiscal years 2008 and 2007, respectively.

Similarly, management makes estimates of the non-collectibility of accounts receivables, specifically analyzing accounts receivable and historical bad debts, geographic concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. In addition to the identification of individual specific doubtful accounts receivable, we provide allowances for other accounts receivable based on our historical experience. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported operating expenses could result. The allowance for doubtful accounts was $734,000 and $1.1 million at January 31, 2008 and 2007, respectively. The allowance represents 0.8% and 1.4% as a percentage of gross accounts receivable, as at January 31, 2008 and 2007, respectively. See Note 1, "The Company and Summary of Significant Accounting Policies," in the notes to consolidated financial statements for a summary of activities during the years reported.

Valuation of long-lived assets, including goodwill and purchased intangibles

Goodwill and purchased intangibles. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. These include acquired customer base, technological know-how, trademarks and goodwill. Intangible assets, other than goodwill are amortized over the estimated useful lives ranging from one year to seven years on a straight-line basis. Significant management judgment is involved in assessing the fair value of goodwill and purchased intangible assets received. The primary methods used to determine the fair value of assets received is the income approach, under which we must make assumptions as to the future cash flows of the acquired entity or assets, the appropriate discount rate to use to present value the cash flows and the anticipated life of the acquired assets, and the market approach, under which we compare the value of our business unit to publicly-traded companies in similar lines of business. If we made different judgments, material differences in the amount of fair value assigned to purchased intangibles and goodwill could arise.

We review goodwill for impairment annually in the second quarter of each fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). We currently operate as one segment and have one reporting unit. The primary methods used to determine the fair value of goodwill for impairment purposes were the income and market approaches. Goodwill was $114.4 million at January 31, 2008 and $108.4 million at January 31, 2007 and purchased intangibles, net, were $5.0 million and $3.7 million at January 31, 2008 and 2007, respectively.

Impairment of long-lived assets. We evaluate the recoverability of our long-lived assets such as property and equipment and intangible assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 requires the recognition of the impairment of long-lived assets when circumstances indicate an impairment has occurred and in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, we evaluate asset recoverability when an event occurs that may impair recoverability of the asset. We determine the recoverability of the carrying amount of each asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investments, the estimated useful or contractual life of the asset, the contract or product supporting the asset. In the case of purchased intangibles and capitalized software development costs, we periodically review the recoverability of the asset's value by evaluating its products with respect to technological advances, competitive products and the needs of its customers. A significant portion of our long-lived assets, including goodwill, is located in North America.

The assessment for any required impairment charge for goodwill, purchased intangibles and other long-lived assets is based upon estimated discounted cash flows over the remaining useful life of the goodwill, purchased intangibles or long-lived assets using an appropriate discount rate that incorporates our cost of capital and the risk profile of the associated investment. The assumptions supporting the cash flows, including the discount rates, are determined using our best estimates as of the date of the impairment review. These estimates are highly subjective and require significant management judgment as these estimates require us to make assumptions regarding future operating results, which are inherently difficult to predict. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for these assets not previously recorded.

In fiscal 2008, we recognized an impairment charge of $2.8 million related to purchased and other intangibles acquired as part of the acquisition of the RTLinux business in February 2007.

Valuation of Investments

We invest our excess operating cash in various marketable investments, including U.S. government and agency debt securities, corporate debt securities and asset backed and other securities. As of January 31, 2008 and 2007, the aggregate fair value of our investment portfolio was $142.5 million and $131.7 million, respectively. We account for our portfolio in accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Accordingly, we determine the appropriate classification of debt and other securities at the time of purchase and re-evaluate such designation as of each balance sheet date. As of January 31, 2008 and 2007, we classified all of our debt and other securities as available-for-sale. Such securities are recorded at fair value and unrealized holding gains and losses, net of the related tax effect, if any, are reported as a component of other comprehensive income (loss) on our consolidated balance sheet until realized. Realized gains and losses are determined based upon the specific identification method and are reflected as a component of other income (expense), net on our consolidated statement of operations in the period of sale.

We regularly review our investments in unrealized loss positions for other-than-temporary impairments in accordance with FASB Staff positions Nos. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* (the "FSPs"). The application of the FSPs to securities in unrealized loss positions is complex and requires reliance on significant quantitative and qualitative assumptions and estimates regarding credit ratings, collateralization, the length of time and significance of the loss position and our intent and ability to hold to maturity or forecasted recovery. Unrealized losses on other-than-temporarily impaired securities are recognized in other income (expense), net on the consolidated statement of operations in the period that we determine that an other-than-temporary impairment has occurred.

During fiscal 2008, we determined that a certain asset-backed security in our portfolio was other-than-temporarily impaired due to a deterioration in credit rating, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, we recorded an other-than-temporary impairment loss of $368,000 related to this security. As of January 31, 2008, we determined that no other securities in our investment portfolio were other-than-temporarily impaired.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, income tax liabilities, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Judgment is applied to estimate taxable income by jurisdiction and our ability to utilize any unexpired credits and/or net operating losses. We are subject to income tax audits in all of the jurisdictions in which we operate and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years' tax returns. Accordingly, we must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss in accordance with the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. To the extent that we establish a reserve, our provision for income taxes would be increased. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. In addition, for the year ended January 31, 2008, we realized benefits of approximately $410,000 arising from meeting certain recognition criteria relating to research and development tax credits as well as the expiration of the statute of limitation in a foreign jurisdiction. During fiscal year 2007 and 2006, we realized benefits of $12,000, and $223,000, respectively, arising from the final assessment of foreign tax audits. No such tax benefits were recognized during fiscal 2008. Our tax rate may also vary based on our results and the mix of income or loss amongst the domestic and foreign tax jurisdictions in which we operate.

Deferred income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), and are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur. With the exception of primarily the U.S. jurisdiction, we have determined that it is more likely than not that our deferred taxes will be realized. Accordingly, we have recorded a net deferred tax asset of $9.9 million and $8.5 million, related to certain international jurisdictions and a full valuation allowance against the remainder of our deferred tax assets at January 31, 2008 and 2007, respectively.

Should we determine that we would be able to realize our remaining deferred tax assets in the foreseeable future, an adjustment to our remaining deferred tax assets would cause a material increase to income in the period such determination is made. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. We consider all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income amongst other items in determining whether a full or partial release of a valuation allowance was required. In addition, our assessments sometimes require us to schedule future taxable income in accordance with SFAS 109 to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment. Following our analyses, in fiscal 2008 we did not release any additional valuation allowance and in fiscal 2007, we released our valuation allowance against our deferred tax assets in the United Kingdom. The release of the United Kingdom valuation allowance caused an incremental tax benefit of $2.8 million to be recognized in fiscal 2007. The valuation allowance at January 31, 2008 is $65.4 million and relates primarily to deferred tax assets held in the U.S. We will continue to evaluate the ability to realize, by jurisdiction, our deferred tax assets and related valuation allowances on a quarterly basis. Due to our recent profitability, we believe that it is at least reasonably possible that a material adjustment to the valuation allowance may occur within the near term.

Stock-based Compensation

We adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") beginning February 1, 2006. Accordingly, during the fiscal year 2008 and 2007, we recorded stock-based compensation expenses for awards granted prior to, but not yet vested, as of February 1, 2006, as if the fair value method required for pro forma disclosure under SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), were in effect for expense recognition purposes, adjusted for estimated forfeitures. For stock-based awards granted after February 1, 2006, we have recognized compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model. For all awards, we have continued to recognize compensation expense using a straight-line amortization method. As SFAS 123R requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for fiscal year 2008 and 2007 has been reduced for estimated forfeitures. When estimating forfeitures, we consider historic termination behavior. The adoption of the standard had a material impact on our consolidated financial position and results of operations.

We calculated the fair value of each option award on the date of grant under the Black-Scholes option pricing model using certain assumptions. The computation of expected volatility for fiscal years 2008 and 2007 is based on a combination of historical and market-based implied volatility from traded options on our common stock. Prior to fiscal year 2007, the computation of expected volatility was based on historical volatility. We believe that using a combination of historical and market-based implied volatility from traded options on our common stock is a better indicator of expected volatility and future stock price trends than relying solely on historical volatility. The computation of expected lives for fiscal years 2008, 2007 and 2006 was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The ranges provided for fiscal years 2008 and 2007 result from the behavior patterns of separate groups of employees that have similar historical experience. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The application of SFAS 123R is very complex and requires reliance on significant management assumptions, judgments and estimates, including volatility, expected term and forfeiture rates. The application of different assumptions, judgments or estimates could have a significant impact on our consolidated financial statements. See Note 10, "Stock-based Compensation Plans," in the notes to consolidated financial statements for additional information regarding these assumptions.

Results of Operations for the Years Ended January 31, 2008, 2007 and 2006

Revenues

We recognize revenues from three sources: (1) product revenues, (2) subscription revenues and (3) service revenues, in each case, net of sales returns and other allowances. Product revenues consist of revenues from production licenses (sometimes referred to as royalties), fees for stand-alone software and software programming tools sold under our perpetual licensing model, and from sales of our hardware. Subscription revenues consist of revenues from the licensing of products and services under our subscription-based enterprise licensing model including items such as development tools, an operating system, various protocols and interfaces and maintenance and training, which are licensed over a limited period of time, typically 12 months. Service revenues are derived from fees from professional services, which include design and development fees, software maintenance contracts, and customer training and consulting. Generally, our customer agreements do not allow the right of return or sales price adjustments. The table below sets forth a summary of our revenues during fiscal year 2008, 2007 and 2006:

	Years Ended January 31,			Percentage of Total Revenues, net		
	2008	2007	2006	2008	2007	2006
	(In thousands, except percentages)					
Product revenues	$117,211	$115,105	$126,971	36%	40%	48%
Subscription revenues	122,878	99,360	73,976	37	35	28
Service revenues	88,542	70,833	65,376	27	25	24
Total revenues, net	$328,631	$285,298	$266,323	100%	100%	100%

Total revenues increased 15% in fiscal 2008 compared to fiscal 2007 and increased 7% in fiscal 2007 compared to fiscal 2006. The increase in total revenues in fiscal 2008 compared to 2007 was primarily due to an increased volume of subscription and service revenues and, to a lesser extent, product revenues. The increase in total revenues in fiscal 2007 compared to 2006 was primarily due to increased subscription and service revenues earned.

Product Revenues. Product revenues are comprised of perpetual development license revenues, including hardware revenues, and production license revenues from both perpetual and subscription licensing. The table below sets forth information for such components.

	Years Ended January 31,			Percentage of Total Revenues, net		
	2008	2007	2006	2008	2007	2006
	(In thousands, except percentages)					
Perpetual license revenues	$ 36,156	$ 37,669	$ 44,462	11%	13%	17%
Production license revenues	81,055	77,436	82,509	25	27	31
Total product revenues	$117,211	$115,105	$126,971	36%	40%	48%

Perpetual license revenues declined 4% or $1.5 million in fiscal 2008 compared to fiscal 2007 and declined 15% or $6.8 million in fiscal 2007 compared to fiscal 2006. The decreases during fiscal 2008 and fiscal 2007 both in absolute dollars and as a percentage of net revenues were attributable to lower product bookings, due primarily to the continued customer adoption of subscription-based development licenses and were partially offset by incremental revenues from the Interpeak acquisition. The decreases in fiscal 2008 were also partially offset by a large perpetual license contract and due to the recognition of a contract that had previously been deferred, as the revenue recognition criteria had not been met until the current fiscal year. We expect perpetual license revenues, which include term licenses, and hardware revenues to increase during fiscal 2009 due to expected increases in our Linux business and an anticipated increase in the adoption of our term license business model by our customers.

Production license revenues increased 5% or $3.6 million in fiscal 2008 compared to fiscal 2007 and decreased 6% or $5.1 million in fiscal 2007 compared to fiscal 2006. The increase in fiscal 2008 and decrease in fiscal 2007 relates primarily to the variability and timing of revenues derived from our license compliance programs. The decrease in fiscal 2007 was also attributable to declines in revenues from production licenses related to legacy products. We expect production license revenues to be relatively flat in absolute dollars in fiscal 2009.

Subscription Revenues. Subscription revenues increased 24% or $23.5 million in fiscal 2008 compared to fiscal 2007 and increased 34% or $25.4 million in fiscal 2007 compared to fiscal 2006. The increase in fiscal 2008 and 2007 resulted primarily from the increasing volume of our subscription business. We expect subscription revenues to continue to increase in absolute dollars in fiscal 2009.

Service Revenues. Service revenues are derived from fees for professional services, which include design and development fees, software maintenance contracts, customer training and consulting.

	Years Ended January 31,			Percentage of Total Revenues, net		
	2008	2007	2006	2008	2007	2006
	(In thousands, except percentages)					
Maintenance revenues	$32,832	$31,066	$33,241	10%	11%	12%
Other service revenues	55,710	39,767	32,135	17	14	12
Total service revenues	$88,542	$70,833	$65,376	27%	25%	24%

Maintenance revenues increased by 6% or $1.8 million in fiscal 2008 compared to fiscal 2007, and declined 7% or $2.2 million in fiscal 2007 compared to fiscal 2006. The increase in fiscal 2008 was due primarily to the recognition of certain contracts, which had been previously deferred, as the revenue recognition criteria had not been met until the current fiscal year. The decline in fiscal 2007 was primarily due to the continued customer adoption of our subscription-based Wind River Platforms, which include maintenance as a part of the subscription fee and are recognized as subscription revenue. We expect maintenance revenues to increase in fiscal 2009 as a result of expected increases in our Linux business and an anticipated increase in the adoption of our term license business model by our customers.

Other service revenues, which consist of professional services and training, increased 40% or $15.9 million in fiscal 2008 compared to fiscal 2007 and increased 24% or $7.6 million in fiscal 2007 compared to fiscal 2006. The increase in fiscal 2008 was due to increased business levels and demand for our professional services expertise, in particular product customization in the aerospace and defense and consumer sectors and an increase in professional service revenues related to our open-source business. The increase in fiscal 2007 as compared to fiscal 2006 was primarily due to an increase in professional services revenues during fiscal 2007, particularly in the aerospace and defense, as well as the consumer sectors. During fiscal years 2008, 2007 and 2006, we generated $16.5 million, $9.3 million, and $9.7 million, respectively, in revenue from fixed-price services contracts. Fixed-price services contracts are generally accounted for under the percentage-of-completion method of accounting. Time-and-materials services contracts are generally recognized as services are performed. We expect overall services revenue to continue to increase in absolute dollars for fiscal 2009.

Revenues by Geography

	Years Ended January 31,			Percentage of Total Revenues, net		
	2008	2007	2006	2008	2007	2006
	(In thousands, except percentages)					
North America	$179,070	$156,521	$147,601	54%	55%	55%
EMEA	77,365	65,933	61,129	24	23	23
Japan	42,398	36,043	35,961	13	13	14
Asia Pacific	29,798	26,801	21,632	9	9	8
Total revenues, net	$328,631	$285,298	$266,323	100%	100%	100%

Revenues from international sales increased 16% to $149.6 million in fiscal 2008 from $128.8 million in fiscal 2007 and increased 8% in fiscal 2007 from $118.7 million in fiscal 2006. The overall increase in international revenues for fiscal 2008 was primarily due to a 17% increase in revenues from EMEA, an 18% increase in revenues from Japan and an 11% increase in revenues from Asia Pacific. The increase in international revenues in fiscal 2007 compared to fiscal 2006 was primarily due to an 8% increase in revenues from EMEA and a 24% increase in revenues from Asia Pacific. The general level of increased revenues in each geographic area resulted primarily from higher customer demand for our software and services, both domestically and internationally. International revenues accounted for 46% of total revenues in fiscal 2008 and 45% of total revenues in fiscal 2007 and 2006.

The impact of foreign exchange rate movements did not have a significant impact on international revenues during fiscal 2008, 2007 or 2006. Our international sales are primarily denominated in United States Dollars, Euros, British Pounds and Japanese Yen. As is the case with North America, our international revenues have also been affected by the increasing volume of subscription business, where revenue is recognized ratably over the subscription period as opposed to our perpetual license model where revenue is generally recognized immediately.

We expect international sales to continue to represent a significant portion of our revenues, although the percentage may fluctuate from period to period.

Deferred Revenues

Our deferred revenues consisted of the following:

	January 31,		Dollar Change	Percentage Change
	2008	2007		
	(In thousands, except percentages)			
Current deferred revenues:				
Subscription	$ 83,252	$ 73,501	$ 9,751	13%
Maintenance and other	36,634	38,660	(2,026)	(5)
Total current deferred revenues	119,886	112,161	7,725	7
Long-term deferred revenues:				
Subscription	13,237	13,426	(189)	(1)
Maintenance and other	1,410	1,442	(32)	(2)
Total long-term deferred revenues	14,647	14,868	(221)	(1)
Total deferred revenues	$134,533	$127,029	$ 7,504	6%

Deferred subscription revenues represent customer billings and payments made in advance for software licensed over a subscription period. Subscription periods vary from annual to multi-year and are classified as such. Long-term deferred revenues represent the portion of multi-year contracts that are due to be recognized as revenue in a time period greater than one year from the balance sheet date. Maintenance and other deferred revenues primarily include deferred maintenance, service and product revenues. Deferred maintenance revenues represent customer billings and payments made in advance for annual support contracts. Maintenance is typically billed on a per annum basis in advance and revenue is recognized ratably over the maintenance period. Deferred service revenues include pre-payments for software consulting and training services. Deferred product revenues primarily include software license transactions that are not separable from subscription or consulting services. Revenue for these contracts is recognized as the services are performed.

Our total deferred revenues increased to $134.5 million at January 31, 2008 from $127.0 million at January 31, 2007. The increase during fiscal 2008 was due primarily to increased sales of our subscription-based enterprise license products, partially offset by the revenue recognition of various large contracts, which had been previously deferred, as the revenue recognition criteria had not been met until the current fiscal year.

Cost of Revenues

	Years Ended January 31,			Percentage of Associated Revenues, net		
	2008	2007	2006	2008	2007	2006
	(In thousands, except percentages)					
Product	$ 2,273	$ 2,817	$ 4,656	2%	2%	4%
Subscription	17,610	16,549	13,721	14	17	19
Service	58,574	44,407	38,495	66	63	59
Amortization and impairment of purchased intangibles	5,176	1,154	525			
Total cost of revenues	$ 83,633	$ 64,927	$ 57,397			
Gross profit	$244,998	$220,371	$208,926			
Gross profit percentage	75%	77%	78%			

The general increase in overall cost of revenues is primarily attributable to employee compensation, other personnel related costs and consulting expenses.

Cost of Product. Product-related costs of revenues consist primarily of salaries, benefits and stock-based compensation for employees involved in production, amortization of capitalized software development costs, royalty payments to third parties for the use of their software, and shipping costs.

The decrease in cost of product for fiscal 2008 as compared to fiscal 2007 was 19% or $544,000. This decrease in absolute dollars was primarily attributable to lower amortization of capitalized software development costs and a decrease in inventory related costs. The decreases were partially offset by increased compensation and royalty costs. The decrease in cost of product for fiscal 2007 as compared to fiscal 2006 was 39% or $1.8 million. This decrease in absolute dollars and as a percentage of associated revenues was related primarily to lower personnel costs, lower direct production costs, and decreased shipping costs.

Product-related cost of revenues may be affected in the future by costs of distribution related to the introduction of new products, royalty costs for use of third-party software in our products and by the amortization of capitalized software development costs.

Cost of Subscription. Subscription-related costs of revenues consist primarily of salaries, benefits and stock-based compensation for employees, other direct production costs, amortization of capitalized software development costs, royalty payments to third parties for the use of their software, shipping costs and costs of providing subscription-related maintenance and support services.

Cost of subscriptions increased in absolute dollars in fiscal 2008 as compared to fiscal 2007 and in fiscal 2007 as compared to fiscal 2006. The increases in absolute dollars for fiscal 2008 and fiscal 2007 were due to the overall increase in subscription revenues during the periods while the decreases as a percentage of associated revenues in fiscal 2008 and 2007 were due to costs which are relatively fixed being absorbed by a higher revenue base. Additionally, a portion of the increase in fiscal 2007 as compared to fiscal 2006 is attributable to stock-based compensation expense of $1.3 million, due to our adoption of SFAS 123R on February 1, 2006. Subscription-related production costs were $5.7 million, $6.0 million and $5.6 million during fiscal 2008, 2007 and 2006, respectively. Subscription-related maintenance and support services costs were $9.8 million, $8.8 million and $7.7 million during fiscal 2008, 2007 and 2006, respectively.

We expect costs of subscriptions to continue to fluctuate as a percentage of subscription revenue based on the level of sales of our Wind River Platforms. Cost of subscriptions may be affected in the future by direct production costs, amortization of capitalized software development costs, costs of distribution, royalty costs for use of third party software in our products, and the costs of providing subscription-related maintenance and support services.

Cost of Service. Service-related costs of revenues consist primarily of personnel related costs such as salaries, benefits and stock-based compensation associated with providing services, including consulting services, to customers and the infrastructure to manage a services organization, as well as costs to recruit, develop and retain services professionals.

The increase in cost of service in fiscal 2008 as compared to fiscal 2007 was 32% or $14.2 million. This increase was primarily related to increased compensation costs of $7.6 million, due to increased headcount in the services organization, and increased consulting and other outside services of $5.5 million, due to the increased levels of consulting services business. The overall fluctuations were also attributable to increased facilities and information technology costs of $1.9 million and were partially offset by $916,000 in additional allocations of gross service costs to cost of subscriptions due to an increase in subscription-related maintenance and training revenue.

The increase in cost of service in fiscal 2007 as compared to fiscal 2006 was 15% or $5.9 million. The increase was primarily related to increased compensation costs of $4.5 million, due to increased headcount in the services organization, increased stock-based compensation costs of $931,000, due to our adoption of SFAS 123R on February 1, 2006, and increased costs for facilities and other outside services of $1.3 million, primarily due to the increased levels of consulting services business. The increases in fiscal 2007 were partially offset by $1.2 million in additional allocations of gross service costs to cost of subscription due to higher subscription-related maintenance and training revenue.

The increase in cost of services as a percentage of associated revenues in fiscal 2008 and 2007 is attributable to increased costs in the service organization and to a change in product mix as lower margin service and other revenues have increased and higher margin maintenance revenues have remained relatively flat, primarily due to our customers' continued adoption of our subscription-based Wind River Platforms.

We expect cost of services to continue to fluctuate as a percentage of service revenue based on our ability to fully utilize our professional services organization.

Amortization and Impairment of Purchased Intangibles. Amortization and impairment of purchased intangibles represents amortization and impairment of acquisition-related intangible assets. The increase during fiscal 2008 as compared to fiscal 2007 is related primarily to our acquisitions of Interpeak, Comsys and the RTLinux business. During fiscal 2008, we also recorded a non-cash impairment charge of $2.5 million related to a partial write-off of the RTLinux intangible assets. The impairment resulted from a decline in the projected future cash flows of the RTLinux business as we changed the sales and marketing strategy for our RTLinux products. The increase in amortization in fiscal 2007 as compared to fiscal 2006 was primarily due to our acquisition of Interpeak.

Operating Expenses

We allocate the total costs for information technology, facilities and fixed asset depreciation to each of the functional areas based on worldwide headcount data. Information technology allocated costs include salaries, employee-related costs, outside consulting costs for internal projects, communication costs, hardware and software maintenance contracts costs and depreciation expense for fixed assets. Facilities allocated costs include facility rent for the corporate offices as well as shared function offices, property taxes, and certain other department operating costs. Fixed asset depreciation allocated costs includes straight-line depreciation expense on buildings, leasehold improvements, computer equipment, software, furniture and office equipment.

The general increase in absolute dollars in selling and marketing, product development and engineering and general and administrative costs, relates primarily to increases in stock-based compensation expenses, personnel expenses, consulting expenses, professional fees, and general operating expenses. Foreign exchange rate movements did not have a significant impact on our operating expenses.

Selling and Marketing. Selling and marketing expenses consist primarily of product and other marketing related expenses, compensation related expenses, sales commissions, facility costs and travel costs.

	2008	Percentage Change	2007	Percentage Change	2006
		(In thousands, except percentages)			
Selling and marketing	$131,738	17%	$112,302	18%	$95,301
As a percentage of net revenues	40%		39%		36%

The increase in selling and marketing expenses in fiscal 2008 compared to fiscal 2007 was 17% or $19.4 million. This increase primarily reflects higher employee-related costs of $17.9 million related to increased headcount, sales commissions and travel costs. The overall fluctuations were also attributable to increased outside consulting costs of $1.8 million resulting from increased investment in the sales and marketing organizations, and increased facilities, technology and outside service costs of $1.4 million. The increases during fiscal 2008 were partially offset by decreased marketing programs of $2.1 million, which was attributable to lower costs incurred for external conferences.

The increase in selling and marketing expenses in fiscal 2007 compared to fiscal 2006 was 18% or $17.0 million. The increase was primarily attributable to higher employee-related costs of $9.8 million related to increased headcount in the sales organization and increased employee travel and commission expenses due to increased sales. The overall increase also reflects stock-based compensation expense of $5.6 million in fiscal 2007 due to our adoption of SFAS 123R on February 1, 2006. Increased marketing programs of $674,000 also contributed to the overall increase as a result of increased investments in brand enhancing activities.

We expect that selling and marketing expenses will remain relatively flat in absolute dollars during fiscal 2009.

Product Development and Engineering Expenses. Product development and engineering expenses consist primarily of payroll related expenses, facility costs and consulting fees for our product research and development organization.

	2008	Percentage Change	2007	Percentage Change	2006
		(In thousands, except percentages)			
Product development and engineering	$81,432	11%	$73,450	12%	$65,550
As a percentage of net revenues	25%		26%		25%

The increase in product development and engineering expenses in fiscal 2008 compared to fiscal 2007 was 11% or $8.0 million. The increase in the fiscal year 2008 primarily reflects higher employee-related costs of $5.2 million associated with increased headcount and employee compensation. Increased consulting fees of $2.1

million contributed to the overall increases in expenses resulting primarily from an increase in the utilization of engineering consultants. The overall fluctuations were also attributable to increased facilities, technology and other costs of $669,000 during fiscal 2008.

The increase in product development and engineering expenses in fiscal 2007 compared to fiscal 2006 was 12% or $7.9 million. This increase was primarily attributable to stock-based compensation expense of $3.3 million due to our adoption of SFAS 123R on February 1, 2006. In addition, we recorded restricted stock expense of $2.1 million in fiscal 2007 related to our acquisition of Interpeak. Lower levels of customer-funded research and development of $1.4 million and increased employee compensation of $1.9 million also contributed to the overall increase in expenses and these increases were partially offset by approximately $951,000 in lower expenses for facility, technology and other costs.

We expect that product development and engineering expenses will remain relatively flat in absolute dollars during fiscal 2009.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation related expenses, facilities related expenses and external fees for professional services, such as legal and accounting.

	2008	Percentage Change	2007	Percentage Change	2006
		(In thousands, except percentages)			
General and administrative	$37,959	(5)%	$39,896	77%	$22,513
As a percentage of net revenues	12%		14%		8%

The decrease in general and administrative expenses in fiscal 2008 compared to fiscal 2007 was 5% or $1.9 million. The overall decrease reflects lower consulting, tax, legal and accounting costs of $5.1 million, due primarily to decreased costs incurred for the Company's historical stock option review and related litigation and certain tax accounting and planning activities undertaken during fiscal 2007. The decreases were partially offset by increased employee-related costs of $2.3 million, due primarily to increased headcount and employee compensation, and increased facilities and technology costs of $578,000.

The increase in general and administrative expenses in fiscal 2007 compared to fiscal 2006 was 77% or $17.4 million. This increase was primarily attributable to stock-based compensation expense of $9.1 million due to our adoption of SFAS 123R on February 1, 2006. The overall increase also reflects higher employee-related costs of $2.8 million related to increased headcount. Higher tax, legal and accounting fees of $3.3 million and higher outside consulting fees of $2.0 million also contributed to the overall increase and were related predominately to the Company's historical stock option review and related litigation and certain tax accounting and planning activities.

We expect that general and administrative expenses will remain relatively flat in absolute dollars during fiscal year 2009.

Amortization and Impairment of Other Intangibles

	2008	Percentage Change	2007	Percentage Change	2006
		(In thousands, except percentages)			
Amortization and impairment of other intangibles	$863	190%	$298	220%	$ 93
As a percentage of net revenues	— %		— %		— %

Amortization and impairment of other intangibles represents amortization and impairment of acquisition-related intangible assets. The increase in amortization of other intangibles for the fiscal 2008 compared to fiscal 2007 is related to our acquisitions of Interpeak and the RTLinux business. During fiscal 2008, we also recorded a non-cash impairment charge of $299,000 related to a partial write-off of the RTLinux intangible assets. The impairment resulted from a decline in the projected future cash flows of the RTLinux business as we changed the sales and marketing strategy for our RTLinux products. The increase in amortization in fiscal 2007 compared to fiscal 2006 was primarily due to our acquisition of Interpeak.

Restructuring and Other Charges. Restructuring and other charges consist of costs associated with restructuring programs, impairment charges and litigation settlements and related remediation efforts.

	2008	Percentage Change	2007	Percentage Change	2006
		(In thousands, except percentages)			
Restructuring and other charges (reversals)	$969	(589)%	$(198)	(113)%	$1,584
As a percentage of net revenues	— %		— %		1%

Restructuring Charges. To better align our operations with our current business structure, we have implemented several restructuring plans. These restructuring plans have been based on certain assumptions regarding the optimal cost structure of our business and our ability to support profitable growth in the future.

During fiscal year 2008, we partially vacated a leased facility located in the United Kingdom. As a result, we recognized a total charge of $309,000, comprised of $266,000 related to future lease payments, net of estimated sublease income, and $43,000 related to other exit costs. During fiscal 2008, in accordance with SFAS 112, *Employers' Accounting for Postemployment Benefits, an Amendment of FASB Statements No. 5 and 43*, we also recognized restructuring charges of $327,000 related to severance payments under statutory and other predefined severance benefit plans. These costs were incurred as a result of our reorganization plan, which was announced in February 2008, and we anticipate cost savings of approximately $7.5 million to $8.5 million in fiscal 2009 associated with this plan.

During fiscal year 2007, we recorded net restructuring reversals of $198,000, which consisted of adjustments to original estimates for certain vacated facilities and employee termination and related costs in EMEA. Adjustments and payments in fiscal 2007 were related to our fiscal 2006 restructuring program and no new programs were initiated during the year.

During fiscal year 2006, we undertook limited restructurings in North America and EMEA, which primarily affected the engineering and sales and marketing organizations. The cash payments in fiscal 2006 relate primarily to these charges. Also, in fiscal 2006, we revised estimates for actual usage in the amount of $261,000 in employee-related items which related primarily to estimated 401(k) liabilities recorded in fiscal 2003, $145,000 related to a vacated property in North America and $288,000 primarily related to litigation related liabilities originally recorded in fiscal 2003. In addition, we completed a transaction to sublease a portion of our facilities in the United Kingdom resulting in a restructuring charge of $446,000 related to future lease payments, net of estimated sublease income.

As a result of the headcount reductions, we eliminated an aggregate of 17 employee positions in fiscal 2006. No employee positions were eliminated during fiscal 2008 or 2007. As a result of our reorganization plan, which was announced in February 2008, we expect to eliminate 80 to 90 positions primarily in the first quarter of fiscal 2009.

The following table summarizes our restructuring charges for the years ended, and restructuring liabilities, as of January 31, 2008, 2007 and 2006 (in thousands):

	Work Force Reduction	Consolidation of Excess Facilities	Other	Total
Restructuring liabilities as of January 31, 2005	$ 246	$ 406	$ 752	$ 1,404
Restructuring charges	1,102	446	417	1,965
Reversals	(261)	(145)	(288)	(694)
Cash payments	(1,024)	(295)	(447)	(1,766)
Non-cash write-offs	—	(10)	—	(10)
Restructuring liabilities as of January 31, 2006	63	402	434	899
Restructuring charges	—	—	103	103
Reversals	(17)	11	(295)	(301)
Cash payments	(46)	(82)	(242)	(370)
Translation adjustments	—	41	—	41
Restructuring liabilities as of January 31, 2007	—	372	—	372
Restructuring charges	327	309	—	636
Cash payments	—	(135)	—	(135)
Other	—	(38)	—	(38)
Restructuring liabilities as of January 31, 2008	$ 327	$ 508	$ —	$ 835

The remaining restructuring liability as of January 31, 2008 is included as a component of accrued liabilities and other long-term liabilities on the accompanying consolidated balance sheet and is related to severance benefits and a lease obligation on a partially vacated facility. We expect to pay the remaining severance benefits in fiscal year 2009. The remaining lease obligation will be settled over the remaining lease term, which expires in fiscal year 2012.

Other Charges. During fiscal 2008 and 2006, we recorded an impairment charge of $333,000 and $313,000, respectively, in accordance with SFAS 144, in connection with leasehold improvements at a leased facility in the United Kingdom.

Stock-based Compensation

Effective February 1, 2006, we adopted the provisions of SFAS 123R, which require the recognition of stock-based compensation expense based on the fair value of equity incentive awards granted to employees. We adopted SFAS 123R using the modified prospective method and, accordingly, the consolidated financial statements prior to fiscal year 2007 have not been restated to reflect, and do not include, the impact of SFAS 123R. Stock-based compensation expense is reflected throughout our costs and expenses in fiscal year 2008, 2007 and 2006 as follows (in thousands):

	Years Ended January 31,		
	2008	2007	2006
Cost of revenues	$ 2,491	$ 2,322	$—
Selling and marketing expenses	6,095	5,648	—
Product development and engineering expenses (1)	4,236	5,405	—
General and administrative expenses	8,475	9,122	—
Total stock-based compensation expense	$21,297	$22,497	$—

(1) Includes stock-based compensation expense of $309,000 and $2.1 million for fiscal year 2008 and 2007, respectively, related to restricted stock issued in connection with the Interpeak acquisition.

As of January 31, 2008, there was approximately $25.7 million of unrecognized compensation cost related to unvested stock options, restricted stock units and employee stock purchase rights granted under our equity incentive plans. This cost is expected to be recognized over a weighted-average period of approximately 2.1 years.

Other Income (Expense)

	Years Ended January 31,			Percentage of Total Revenues, net		
	2008	2007	2006	2008	2007	2006
	(In thousands, except percentages)					
Interest income	$9,783	$ 8,896	$ 6,333	3%	3%	2%
Interest expense	(427)	(2,162)	(3,057)	—	(1)	(1)
Other expense, net	(971)	(504)	(1,098)	—	—	—
Total other income, net	$8,385	$ 6,230	$ 2,178	3%	2%	1%

Interest Income. Interest income increased by 10% or $887,000 in fiscal 2008 compared to fiscal 2007 and increased by 40% or $2.6 million in fiscal 2007 compared to fiscal 2006. The increases in fiscal 2008 and 2007 were primarily related to increased yields on higher cash equivalent and investment balances. The average yield for fiscal 2008 was 4.98% as compared to 4.66% for fiscal 2007 and 3.50% for fiscal 2006.

Interest Expense. Interest expense decreased by 80% or $1.7 million in fiscal 2008 compared to fiscal 2007 and decreased by 29% or $895,000 in fiscal 2007 compared to fiscal 2006. The decrease in fiscal 2008 relates to the repayment of the remaining $42.2 million balance of our convertible subordinated notes on the December 2006 maturity date. Prior to fiscal 2008, we paid interest on our 3.75% convertible subordinated notes semi-annually and recorded the amortization of certain issuance costs associated with these notes as interest expense. The decrease in fiscal 2007 was primarily related to the lower average outstanding balance of our convertible subordinated notes during the periods.

Other Expense, Net. Other expense increased by 93% or $467,000 in fiscal 2008 as compared to fiscal 2007 and decreased by 54% or 594,000 in fiscal 2007 compared to fiscal 2006. The increase in fiscal 2008 is primarily due to investment impairment charges of $368,000 and increases in net foreign currency losses of $191,000. The decrease in fiscal 2007 relates primarily to increased sublease income of $136,000 and declines in net foreign currency losses of $601,000.

Our investment portfolio consists of various marketable debt securities. The longer the duration of these securities, the more susceptible these securities are to general changes in market interest rates. As general market interest rates increase, those securities purchased with a lower yield-at-cost will likely show a mark-to-market unrealized loss. As of January 31, 2008, gross unrealized losses totaled $395,000. All unrealized losses are due to changes in general market interest rates and bond yields. We expect to realize the full value of all these investments upon their maturity. We evaluate our investment securities for other-than-temporary impairments based on quantitative and qualitative factors, including credit rating declines, under-collateralization, the length of time and significance of the loss position and our intent and ability to hold to maturity or forecasted recovery. During fiscal 2008, we determined that a certain asset-backed security in our portfolio was other-than-temporarily impaired due to a deterioration in credit rating, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, we recorded an other-than-temporary impairment loss of $368,000 related to this security. As of January 31, 2008, we determined that no other securities in our investment portfolio were other-than-temporarily impaired.

Provision For (Benefit From) Income Taxes

We had a tax provision of $2.8 million and $280,000 in fiscal 2008 and 2007, respectively, and a tax benefit of $3.2 million in fiscal 2006. Our tax provision is based on estimates of our expected liability for domestic and foreign income taxes and actual foreign withholding taxes incurred during the year. With the exception of primarily the U.S. jurisdiction, we have determined that it is more likely than not that our deferred taxes will be realized. We have recorded net deferred tax assets of $9.9 million and $8.5 million as of January 31, 2008 and 2007, respectively. During fiscal 2007 and 2006, we realized a benefit to tax expense of $2.8 million and $6.8 million, respectively, related to the release of our valuation allowances in certain international jurisdictions. No valuation allowance releases were recorded during fiscal 2008. In addition, during fiscal 2008, we realized benefits of $410,000 as a result of meeting certain recognition criteria relating to research and development tax credits as well as the expiration of a statute of limitation in a foreign jurisdiction. During fiscal 2007 and 2006, we realized a benefit of $12,000 and $223,000 arising from the final assessment of foreign tax audits. No such tax benefits were recognized during fiscal 2008.

As of January 31, 2008, deferred tax assets of approximately $18.1 million consisting of certain net operating losses resulting from the exercise of employee stock options had not been recognized in the financial statements. When utilized, the tax benefit of these losses will be accounted for as a credit to additional paid-in-capital.

Liquidity and Capital Resources

As of January 31, 2008, we had working capital of approximately $52.7 million, and cash, cash equivalents and investments of approximately $244.1 million, which includes $101.6 million of cash and cash equivalents, $22.6 million of short-term investments and $119.9 million of investments with maturities of greater than one year. We invest primarily in highly liquid, investment-grade instruments.

Cash Flows

	Years Ended January 31,		
	2008	2007	2006
		(In thousands)	
Net cash provided by operating activities	$ 42,597	$ 55,697	$ 49,296
Net cash provided by (used in) investing activities	(31,086)	5,858	4,468
Net cash provided by (used in) financing activities	12,882	(50,229)	(16,313)

Operating activities primarily include the net income (loss) for the periods under consideration, non-cash charges such as stock-based compensation, depreciation and amortization expenses and changes in assets and liabilities. In fiscal 2008, our operating activities provided net cash of $42.6 million compared to $55.7 million in fiscal 2007 and $49.3 million in fiscal 2006. Cash provided by operating activities declined by $13.1 million in fiscal 2008 compared to fiscal 2007, due to slower growth in deferred revenue and increased operating expenses. Cash provided by operating activities increased by $6.4 million in fiscal 2007 compared to fiscal 2006, due primarily to growth in operating cash generated from increased deferred revenues.

Net cash provided by operating activities for fiscal 2008 consisted of cash provided by operations of $36.2 million resulting from a net loss of $2.4 million and non-cash expenses, primarily related to stock-based compensation and depreciation and amortization of $21.3 million and $12.6 million, respectively. Changes in assets and liabilities provided net cash of $6.4 million, primarily related to an increase in accounts payable and accrued liabilities of $7.2 million, an increase in accrued compensation of $3.0 million, and an increase in deferred revenues of $2.1 million, partially offset by an increase in accounts receivable of $6.8 million.

Net cash provided by operating activities for fiscal 2007 consisted of cash provided by operations of $33.7 million resulting from net income of $573,000 and non-cash expenses, primarily related to stock-based compensation and depreciation and amortization of $22.5 million and $11.0 million, respectively. Changes in assets and liabilities provided net cash of $22.0 million, primarily related to an increase in deferred revenues of $27.6 million and an increase in accrued compensation of $3.3 million, partially offset by an increase in accounts receivable of $7.1 million, attributable to our revenue growth, and a decrease in other assets and liabilities of $3.5 million. The increase in our deferred revenues related primarily to increased business levels and to the continued customer adoption of our Wind River Platforms sold under the subscription-based enterprise license model. Under this model, customers typically pay for the associated subscription fees upfront under our standard business terms, whereas revenue is recognized ratably over the term of the subscription period, typically one year, causing an increase to deferred revenue.

Net cash provided by operating activities for fiscal 2006 consisted of cash provided by operations of $36.5 million resulting from net income of $29.3 million and non-cash expenses, primarily related to depreciation and amortization and stock-based 401(k) employer matching compensation of $9.8 million and $1.7 million, respectively. These items were partially offset by increases in deferred tax assets of $5.6 million related to the release of certain deferred tax valuation allowances in foreign jurisdictions. Changes in assets and liabilities provided net cash of $12.8 million, primarily as a result of an increase in deferred revenues of $23.0 million, partially offset by an increase in accounts receivable of $4.7 million, consistent with our revenue growth, and a decrease in accrued liabilities of $4.4 million, due to timing differences. The increase in our deferred revenues related primarily to the continued customer adoption of our Wind River Platforms sold under the subscription-based enterprise license model.

Our operating cash flows depend heavily on the level of our sales. To a large extent, our sales depend on general economic conditions affecting us and our customers, as well as the timing of new product introductions and other competitive factors and our ability to control expenses successfully.

Our investing activities used net cash of $31.1 million in fiscal 2008 and provided net cash of $5.9 million and $4.5 million in fiscal 2007 and 2006, respectively. Investing activities generally relate to the purchase of investments and property and equipment, business acquisitions and changes in restricted investments, partially offset by cash provided from the sale and maturity of investments and sales of assets. Acquisitions of property and equipment totaled $11.4 million, $5.2 million and $7.2 million in fiscal 2008, 2007 and 2006, respectively. During fiscal 2008, we acquired Comsys and the RTLinux business for an approximate net cash outlay of $11.5 million. During fiscal 2007, we acquired Interpeak for an approximate net cash outlay of $17.9 million. During fiscal 2008, our purchases of investments, net of maturities and sales, were $8.2 million. During fiscal 2007 and 2006, our maturities and sales of investments, net of purchases, were $29.0 million and $11.7 million, respectively.

Our financing activities provided net cash of $12.9 million in fiscal 2008 and used net of cash of $50.2 million and $16.3 million in fiscal 2007 and 2006, respectively. During fiscal 2008, we received cash of $19.3 million from issuing common stock for employee stock option exercises and employee stock purchase plan activity and we repurchased 652,000 shares of our common stock for a total cash outlay of $6.5 million. During fiscal 2007, we expended cash of $42.2 million to settle the remaining balance of our 3.75% convertible subordinated notes, repurchased 1.5 million shares of our common stock for a total cash outlay of $13.9 million and received cash of $5.8 million from issuing common stock for employee stock option exercises and employee stock purchase plan activity. During fiscal 2006, we repurchased $32.8 million of our outstanding 3.75% convertible subordinated notes for a total cash outlay of $32.8 million, repurchased 408,700 shares of our common stock for a total cash outlay of $5.0 million and received cash of $21.4 million from issuing common stock for employee stock option exercises and employee stock purchase plan activity.

In June 2002, the Board of Directors authorized a stock repurchase program (the "2002 Repurchase Plan") to enable us to acquire up to $30.0 million of outstanding common stock. From the inception of the plan in fiscal year 2003 through fiscal year 2007, we repurchased 2.8 million shares at an aggregate purchase price of $23.9 million with the repurchased shares being recorded as treasury stock on a last-in, first-out basis. During fiscal 2008, we repurchased 652,000 shares of common stock for a total cost of $6.5 million and an average price of $10.03 per share. As a result of these repurchases, we completed the 2002 Repurchase Plan in the first quarter of fiscal year 2008.

In June 2007, the Board of Directors authorized a new stock repurchase program to enable us to acquire up to an aggregate of $50.0 million of our outstanding common stock in the open market or through negotiated transactions. We may repurchase shares from time to time at our discretion in accordance with applicable securities laws. We did not make any repurchases under the new program during fiscal 2008.

Convertible Subordinated Notes

In December 2001, we issued $150.0 million of 3.75% convertible subordinated notes maturing in December 2006, unless earlier redeemed or converted. The notes were unsecured and subordinate to all existing and future senior debt. Interest on the notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. The notes were convertible, at the option of the holder, into our common stock at the then-current conversion price, initially $24.115 per share.

During fiscal 2006, we repurchased an additional $32.8 million of our 3.75% convertible subordinated notes in the open market at an aggregate price of $32.8 million. We expensed $410,000 in related bond issuance costs, resulting in a total recognized loss on the additional repurchase of $401,000.

During fiscal 2007, the notes matured and we settled the remaining $42.2 million balance using existing cash, cash equivalents and investment balances.

Contractual Obligations

As of January 31, 2008, our future financial commitments are as set forth in the table below:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
		(In thousands)			
Operating leases (1)	$13,638	$5,711	$6,975	$894	$58

(1) Inclusive of minimum future sublease income to be received under non-cancelable subleases of approximately $255,000.

As of January 31, 2008, we had unrecognized tax benefits of $16.4 million resulting from our adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, of which $1.2 million is accrued as a component of other long-term liabilities on the accompanying consolidated balance sheet. The table above does not include these unrecognized tax benefits as we are unable to reasonably predict the timing of settlement of such amounts.

Sufficiency of Cash Reserves

We believe that existing cash, cash equivalents and investments, together with cash generated from operations will be sufficient to fund our operating activities, capital expenditures, and other obligations for the foreseeable future. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional financing when required in sufficient amounts on terms acceptable to us, our business could suffer.

We currently plan to reinvest our cash generated from operations in new short- and long-term investments, in high-quality financial, government, and corporate securities or other investments, consistent with past investment practices, and therefore net cash used in investing activities may increase. However, cash could also be used in the future for acquisitions or strategic investments.

Off-Balance Sheet Arrangements

As of January 31, 2008, we did not have any off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K promulgated by the Securities and Exchange Commission.

Recent Accounting Pronouncements

See Note 1, "The Company and Summary of Significant Accounting Policies," of the notes to consolidated financial statements for further information regarding recent accounting standards and pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio.

We have an investment policy that has been approved by our Board of Directors. We place our investments with high quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in only high quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of our investment portfolio. Based on investment positions as of January 31, 2008, an immediate hypothetical parallel shift to the yield curve of plus 25 basis points ("BPS"), 50 BPS and 100 BPS would result in a reduction of 0.24% ($385,000), 0.49% ($769,000) and 1.0% ($1,577,000), respectively, in the market value of our investment portfolio.

Our investment portfolio consists of various marketable debt securities. The longer the duration of these securities, the more susceptible these securities are to general changes in market interest rates. As general market interest rates increase, those securities purchased with a lower yield-at-cost will likely show a mark-to-market unrealized loss. All unrealized losses are due to changes in general market interest rates and bond yields. Except as noted below, we expect to realize the full value of all these investments upon their maturity.

During fiscal 2008, we determined that a certain asset-backed security in our portfolio was other-than-temporarily impaired due to a deterioration in credit rating, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, we recorded an other-than-temporary impairment loss of $368,000 related to this security.

Foreign Currency Exchange Rate Risk

We enter into foreign currency forward exchange contracts to manage foreign currency exposures related to certain non-functional currency related inter-company and other balances. Transaction gains and losses on the contracts and the assets and liabilities are recognized each period in other income (expense), net. As of January 31, 2008, we had outstanding contracts with the following terms (currency amounts and USD equivalents in thousands):

	Sell	Buy	Sell	Sell	Buy	Buy	Sell
Currency	GBP(£)	EURO(€)	JPY(¥)	JPY(¥)	CAD(CAD$)	SEK(kr)	ILS(₪)
Amount	940	20,300	275,000	1,620,000	15,300	11,300	3,150
Rate	0.5033	0.67742	106.821	104.32	0.9997	6.3937	3.66
USD equivalent	$1,868	$29,967	$2,574	$15,529	$15,305	$1,767	$861
Maturity date	2/29/2008	2/29/2008	2/29/2008	1/31/2009	2/29/2008	2/29/2008	2/29/2008

We do not enter into derivative financial instruments for trading or speculative purposes. As of January 31, 2008, the difference between the fair value and carrying value of the above contracts was not significant. The foreign currency exchange rate risk associated with our forward exchange contracts is limited as the exposure will be substantially offset by exchange rate changes of the underlying hedged amounts.

As of January 31, 2008, cash and cash equivalents held outside the U.S. totaled approximately $55.7 million.

Equity Price Risk

Our equity price risk related to equity investments is limited due to the immaterial carrying amounts of our equity investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

Supplementary Financial Information

Unaudited Quarterly Results of Operations, page 98.

All financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the required information is included in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wind River Systems, Inc.:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Wind River Systems, Inc. and its subsidiaries at January 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2007. Also, as discussed in Note 1 to the consolidated financial statements, effective February 1, 2007, the company adopted EITF Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences*, and the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109.*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded S. C. Comsys S.R.L. ("Comsys") from its assessment of internal control over financial reporting as of

January 31, 2008 because it was acquired by the Company during the year ended January 31, 2008. We have also excluded Comsys from our audit of internal control over financial reporting. Comsys is a wholly-owned subsidiary whose total assets and total revenues represent 0.3% and 0.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2008.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
April 15, 2008

WIND RIVER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended January 31,		
	2008	2007	2006
Revenues, net:			
Product	$117,211	$115,105	$126,971
Subscription	122,878	99,360	73,976
Service	88,542	70,833	65,376
Total revenues, net	328,631	285,298	266,323
Cost of revenues:			
Product	2,273	2,817	4,656
Subscription	17,610	16,549	13,721
Service	58,574	44,407	38,495
Amortization and impairment of purchased intangibles	5,176	1,154	525
Total cost of revenues	83,633	64,927	57,397
Gross profit	244,998	220,371	208,926
Operating expenses:			
Selling and marketing	131,738	112,302	95,301
Product development and engineering	81,432	73,450	65,550
General and administrative	37,959	39,896	22,513
Amortization and impairment of other intangibles	863	298	93
Restructuring and other charges (reversals)	969	(198)	1,584
Total operating expenses	252,961	225,748	185,041
Income (loss) from operations	(7,963)	(5,377)	23,885
Other income (expense):			
Interest income	9,783	8,896	6,333
Interest expense	(427)	(2,162)	(3,057)
Other expense, net	(971)	(504)	(1,098)
Total other income, net	8,385	6,230	2,178
Income before income taxes	422	853	26,063
Provision for (benefit from) income taxes	2,780	280	(3,232)
Net income (loss)	$ (2,358)	$ 573	$ 29,295
Net income (loss) per share:			
Basic	$ (0.03)	$ 0.01	$ 0.35
Diluted	$ (0.03)	$ 0.01	$ 0.33
Shares used in per share calculation:			
Basic	86,483	85,409	84,594
Diluted	86,483	86,725	89,939

See accompanying notes to consolidated financial statements.

WIND RIVER SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	January 31, 2008	January 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101,635	$ 71,316
Short-term investments	22,646	38,959
Accounts receivable, net	85,680	74,763
Prepaid and other current assets	18,855	17,239
Total current assets	228,816	202,277
Investments	119,867	92,704
Property and equipment, net	77,981	74,997
Goodwill	114,371	108,354
Other intangibles, net	4,961	3,721
Other assets	17,923	16,512
Total assets	$ 563,919	$ 498,565
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,341	$ 7,131
Accrued and other current liabilities	21,817	15,892
Accrued compensation	24,433	20,093
Income taxes payable	614	1,376
Deferred revenues	119,886	112,161
Total current liabilities	176,091	156,653
Long-term deferred revenues	14,647	14,868
Other long-term liabilities	7,589	2,910
Total liabilities	198,327	174,431
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, par value $0.001, 2,000 shares authorized, 1,250 designated as Series A Junior Participating, 750 undesignated; no shares issued and outstanding	—	—
Common stock, par value $0.001, 325,000 shares authorized; 91,010 and 88,481 shares issued as of January 31, 2008 and 2007, respectively; 87,619 and 85,401 shares outstanding as of January 31, 2008 and 2007, respectively	91	88
Additional paid-in-capital	865,565	825,570
Treasury stock, 3,391 and 3,080 shares at cost as of January 31, 2008 and 2007, respectively	(49,802)	(46,233)
Accumulated other comprehensive income (loss)	7,057	(1,867)
Accumulated deficit	(457,319)	(453,424)
Total stockholders' equity	365,592	324,134
Total liabilities and stockholders' equity	$ 563,919	$ 498,565

See accompanying notes to consolidated financial statements.

WIND RIVER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended January 31,		
	2008	**2007**	**2006**
Cash flows from operating activities:			
Net income (loss)	$ (2,358)	$ 573	$ 29,295
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for doubtful accounts and sales returns	(438)	(747)	(335)
Amortization of bond issuance costs	—	294	347
Depreciation and amortization	12,560	11,043	9,761
Non-cash impairment of purchased and other intangibles	2,845	—	—
Non-cash restructuring and other charges	333	—	313
Other-than-temporary impairment of investments	368	—	—
Stock-based compensation expense	21,297	22,497	—
401(k) common stock match	2,104	1,803	1,697
Realized loss from repurchase of convertible subordinated notes	—	—	401
Realized loss from sales of available-for-sale securities, net	22	222	424
Deferred income taxes	(602)	(1,973)	(5,605)
Tax benefits from stock plans	224	42	170
Excess tax benefits from stock plans	(155)	(42)	—
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(6,811)	(7,065)	(4,651)
Accounts payable	1,998	1,516	2,397
Accrued liabilities	5,215	908	(4,420)
Accrued compensation	3,023	3,314	(2,620)
Income taxes payable	128	(873)	(263)
Deferred revenues	2,142	27,637	23,030
Other assets and liabilities	702	(3,452)	(645)
Net cash provided by operating activities	42,597	55,697	49,296
Cash flows from investing activities:			
Acquisitions of property and equipment	(11,362)	(5,231)	(7,211)
Purchase of investments	(96,653)	(67,324)	(50,581)
Sales of investments	665	2,478	17,405
Maturities of investments	87,748	93,867	44,855
Acquisitions, net of cash acquired	(11,484)	(17,932)	—
Net cash provided by (used in) investing activities	(31,086)	5,858	4,468
Cash flows from financing activities:			
Issuance of common stock	19,263	5,838	21,393
Repurchase of common stock	(6,536)	(13,878)	(4,995)
Repurchases and maturities of convertible subordinated notes	—	(42,151)	(32,840)
Excess tax benefits from stock plans	155	42	—
Bank loan, net of repayments	—	(80)	129
Net cash provided by (used in) financing activities	12,882	(50,229)	(16,313)
Effect of exchange rate changes on cash and cash equivalents	5,926	711	(484)
Net increase in cash and cash equivalents	30,319	12,037	36,967
Cash and cash equivalents at beginning of period	71,316	59,279	22,312
Cash and cash equivalents at end of period	$101,635	$ 71,316	$ 59,279
Supplemental cash flow information:			
Cash paid for interest	$ 6	$ 1,604	$ 2,458
Cash paid for income taxes, net	$ 2,256	$ 2,739	$ 2,054
Cash paid for restructuring	$ 135	$ 370	$ 1,766

See accompanying notes to consolidated financial statements.

WIND RIVER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands)

	Common Stock		Additional Paid in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		Shares	Amount			
Balance at January 31, 2005	85,128	$ 85	$776,745	(1,762)	$(31,972)	$(5,621)	$(483,292)	$255,945
Net income	—	—	—	—	—	—	29,295	29,295
Unrealized loss on investments, net of reclassification adjustments	—	—	—	—	—	(670)	—	(670)
Currency translation adjustments	—	—	—	—	—	612	—	612
Comprehensive income	—	—	—	—	—	—	—	29,237
Repurchase of common stock	—	—	—	(408)	(4,995)	—	—	(4,995)
Common stock issued upon exercise of stock options	2,369	3	17,627	—	—	—	—	17,630
Common stock issued under stock purchase plan	14	—	2,262	300	1,501	—	—	3,763
Common stock issued for 401(k) match	121	—	1,697	—	—	—	—	1,697
Tax benefit from stock plans	—	—	170	—	—	—	—	170
Balance at January 31, 2006	87,632	88	798,501	(1,870)	(35,466)	(5,679)	(453,997)	303,447
Net income	—	—	—	—	—	—	573	573
Unrealized gain on investments, net of reclassification adjustments	—	—	—	—	—	1,222	—	1,222
Currency translation adjustments	—	—	—	—	—	2,590	—	2,590
Comprehensive income	—	—	—	—	—	—	—	4,385
Repurchase of common stock	—	—	—	(1,469)	(13,878)	—	—	(13,878)
Common stock issued upon exercise of stock options	486	—	3,854	—	—	—	—	3,854
Common stock issued under stock purchase plan	—	—	(1,127)	259	3,111	—	—	1,984
Restricted stock issued related to Interpeak acquisition	192	—	2,091	—	—	—	—	2,091
Common stock issued for 401(k) match	171	—	1,803	—	—	—	—	1,803
Stock-based compensation	—	—	20,406	—	—	—	—	20,406
Tax benefit from stock plans	—	—	42	—	—	—	—	42
Balance at January 31, 2007	88,481	88	825,570	(3,080)	(46,233)	(1,867)	(453,424)	324,134
Net loss	—	—	—	—	—	—	(2,358)	(2,358)
Unrealized gain on investments, net of reclassification adjustments	—	—	—	—	—	3,070	—	3,070
Currency translation adjustments	—	—	—	—	—	5,854	—	5,854
Comprehensive income	—	—	—	—	—	—	—	6,566
Repurchase of common stock	—	—	—	(652)	(6,536)	—	—	(6,536)
Common stock issued upon exercise of stock options	2,173	3	15,329	—	—	—	—	15,332
Common stock issued under stock purchase plan	150	—	1,138	341	2,967	—	(174)	3,931
Restricted stock issued related to Interpeak acquisition	—	—	309	—	—	—	—	309
Common stock issued for 401(k) match	206	—	2,104	—	—	—	—	2,104
Stock-based compensation	—	—	20,988	—	—	—	—	20,988
Tax benefit from stock plans	—	—	127	—	—	—	—	127
Cumulative effect adjustments, net of tax (See Note 1)	—	—	—	—	—	—	(1,363)	(1,363)
Balance at January 31, 2008	91,010	$ 91	$865,565	(3,391)	$(49,802)	$ 7,057	$(457,319)	$365,592

See accompanying notes to consolidated financial statements.

NOTE 1: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Wind River is a global leader in Device Software Optimization. The Company develops, markets and sells operating systems, middleware and software development tools that allow its customers to develop, run, and manage their device products faster, better, at lower cost and more reliably. Wind River offers its customers a choice of leading real-time, proprietary operating systems and open-source-based, commercial-grade Linux operating systems. Wind River also offers a comprehensive, Eclipse-based Workbench software development suite that allows its customers to manage the design, development, debugging and testing of their device software systems, as well as leading device management solutions that allow its customers to remotely monitor and manage their devices in either lab or field environments. Wind River's customers manufacture devices as varied as set-top boxes, automobile braking and navigation systems, mobile handsets, Internet routers, avionics control panels and coronary pacemakers.

Wind River markets its products and services in North America, EMEA (comprising Europe, the Middle East and Africa), Japan and the Asia Pacific region, primarily through its own direct sales organization, which consists of sales persons and field engineers. Wind River also licenses distributors, primarily in international regions, to serve customers in regions not serviced by its direct sales force. Wind River was incorporated in California in February 1983 and reincorporated in Delaware in April 1993.

Fiscal Year

The Company's fiscal year ends on January 31st.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Wind River Systems and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. Acquisitions that have been accounted for as purchase transactions have been included in the consolidated results from their date of purchase.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, estimates are used for, but not limited to, the accounting for stock-based compensation, the allowance for doubtful accounts, sales returns and other allowances, valuation of investments, goodwill and purchased intangibles, deferred tax assets and liabilities and income taxes, percentage of completion accounting, accrued compensation and other accruals, and the outcome of litigation and other contingencies. Wind River bases its estimates on historical experience and various other assumptions that are believed to be reasonable based on the specific circumstances. Wind River's management has discussed these estimates with the Audit Committee of the Board of Directors. These estimates and assumptions form the basis for making judgments about the carrying value of certain assets and liabilities. Actual results could differ from these estimates.

Cash, Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with remaining maturity at the date of purchase of three months or less. These fixed income securities are readily convertible to cash and are stated at fair value.

Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date. Wind River accounts for its short- and long-term investments, including marketable equity securities, money market accounts, U.S. government and agency debt securities, corporate debt securities and asset backed and other debt securities, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Wind River determines the appropriate classification of its investments at the time of purchase and re-evaluates such classification at each balance sheet date. Wind River has classified all of its investments as available-for-sale and carries such investments at fair value, with unrealized gains and losses reported in the accumulated other comprehensive income (loss) component within stockholders' equity until disposition or when an other-than-temporary decline occurs. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, which are judged to be other-than-temporary, are reported in other expense, net.

The Company's cash equivalents and investments are exposed to concentrations of credit risk. The Company has an investment policy which is intended to limit its exposure to credit risk. Wind River's investments consist of investment grade securities purchased by qualified professional investment managers.

Fair Value of Financial Instruments

Certain of Wind River's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities are carried at cost, which approximates their fair value due to their short maturities. The fair value of forward foreign exchange contracts as of January 31, 2008 and 2007 are based on quoted market prices.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on equipment is computed using the straight-line method over the estimated useful lives of the assets, which is generally two to four years for software and computer equipment, four to ten years for furniture and equipment and twenty-five to thirty years for buildings and building improvements. Leasehold improvements are amortized over the term of the related lease reflecting any renewals reasonably assured on purchase, or useful economic life, whichever is shorter. Gains and losses on disposals of fixed assets are included in results of operations at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, while expenditures for maintenance and repairs are charged to income as incurred.

Internal Use Software

American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. Wind River capitalizes substantially all external costs and qualifying internal costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized to depreciation expense over the estimated useful lives of the projects, typically a two-to-five year period.

Software Development Costs

Wind River accounts for software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.* Costs incurred to establish the technological feasibility of a computer software product are considered research and development costs and are expensed as incurred. When the technological feasibility of a software product has been established using the working model approach, development costs are capitalized. Capitalization of these costs ceases when the product is available for general release. The period of time between technological feasibility and general release of products to customers is generally extremely short. Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of two years is assigned to capitalized software development costs. Amortization of capitalized software development costs is charged to cost of product revenues and cost of subscription revenues. Non-capitalized research and development expenditures are charged to product development and engineering in the period incurred. For fiscal 2008 and 2007, we did not have any capitalized software development costs. Amortization of capitalized software development costs, which were charged to cost of product revenues during fiscal 2007 and 2006, were $672,000 and $761,000 respectively. No such costs were recognized during fiscal 2008 as the balance of capitalized research and development costs was fully amortized during fiscal 2007.

Goodwill and Purchased Intangibles

Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. These include acquired customer base, technological know-how, trademarks and goodwill. Intangible assets are amortized over their estimated useful lives ranging from one year to seven years on a straight-line basis. Intangible assets are accounted for in accordance with the provisions of SFAS No. 141, *Business Combinations* ("SFAS 141") and are being amortized in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). For all other intangible assets, Wind River adopted the provisions of SFAS 142 on February 1, 2002, which requires that goodwill be no longer amortized, but continue to be evaluated for impairment. Wind River performs its annual impairment assessment of goodwill during its second fiscal quarter.

Impairment of Long-Lived Assets

Wind River evaluates the recoverability of its property and equipment and intangible assets in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets when circumstances indicate an impairment has occurred and in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, Wind River evaluates asset recoverability when an event occurs that may impair recoverability of the asset. Wind River determines the recoverability of the carrying amount of each asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investments, the estimated useful or contractual life of the asset and the contract or product supporting the asset. In the case of purchased intangibles and capitalized software development costs, Wind River periodically reviews the recoverability of the asset's value by evaluating its products with respect to technological advances, competitive products and the needs of its customers.

Derivative Financial Instruments

Wind River complies with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended, which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends upon the intended use of the derivative and the resulting designation.

Wind River designates its derivatives based upon criteria established by SFAS 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified to earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For a derivative not designated as a hedging instrument, the gain or loss is recognized in the period of change. For the years ended January 31, 2008, 2007 and 2006, Wind River did not enter into any hedges that have been designated as effective hedges under SFAS 133.

Wind River enters into foreign currency forward exchange contracts to manage foreign currency exposures related to certain non-functional currency related inter-company and other balances. Additionally, Wind River may adjust its foreign currency hedging position by entering into additional contracts or by terminating or offsetting existing forward contracts. These adjustments may result from changes in the underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates. Gains and losses on terminated forward contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset. As of January 31, 2008, Wind River had outstanding forward contracts with notional amounts of approximately $67.9 million and the difference between the fair value and carrying value of these contracts was not significant. Wind River does not enter into derivative financial instruments for trading or speculative purposes.

Revenue Recognition

Wind River recognizes revenues from three sources: (1) product revenues, (2) subscription revenues and (3) service revenues; in each case, net of sales returns and other allowances. Product revenues consist of revenues from production licenses (sometimes referred to as royalties), and fees for stand-alone software and software programming tools sold under the Company's perpetual licensing model and from sales of hardware. Subscription revenues consist primarily of revenues from the licensing of products and services under the subscription-based enterprise licensing model including items such as development tools, an operating system, various protocols and interfaces and maintenance and training, which are licensed over a limited period of time, typically 12 months. Service revenues are derived from fees from professional services, which include design and development fees, software maintenance contracts, and customer training and consulting. Agreements generally do not allow the right of return or sales price adjustments. The Company presents revenue net of sales taxes in its consolidated statements of operations.

Wind River recognizes revenue in accordance with SOP 97-2, *Software Revenue Recognition*, as amended ("SOP 97-2"); SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* ("SOP 81-1"); Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, and Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 104 *Revenue Recognition* ("SAB 104"). Wind River recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable and collection is determined to be probable. For arrangements with multiple elements, the Company recognizes revenue when vendor-specific objective evidence ("VSOE") exists for all undelivered elements of the arrangement or at the point when all elements have been delivered. These criteria are further defined as follows:

Persuasive evidence of an arrangement exists

It is Wind River's customary practice for arrangements other than a clickwrap agreement to have non-cancelable contracts and generally a customer purchase order prior to recognizing revenue on an arrangement. For products purchased under a clickwrap agreement it is generally Wind River's customary practice to have a customer purchase order prior to recognizing revenue.

Delivery has occurred

Product revenues for software and hardware are recognized at the time of shipment or upon the delivery of a product master, with standard transfer terms of FOB shipping point. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred. If only non-essential products or services are undelivered and if evidence of fair value of all undelivered elements exists, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Wind River recognizes revenues from subscription-based licenses ratably over the term of the agreement.

Subscription arrangements require the delivery of unspecified future updates and upgrades within the same product family during the subscription term. Accordingly, Wind River recognizes fees from these arrangements ratably over the term of the subscription license agreement. If an agreement includes a specified upgrade, all revenue that would have otherwise been recognized is deferred until the specified upgrade is delivered.

Sales to original equipment manufacturers, system integrators and value-added resellers are recognized at the time delivery has occurred for perpetual licenses and ratably over the term for subscription licenses. Sales to distributors are generally recognized as noted above provided that the Company has evidence of an end user agreement.

Professional service revenues are generally separately priced, are available from a number of suppliers, and are typically not essential to the functionality of Wind River's software products. Revenues from these services are recognized separately from the license fee if the arrangements qualify as "service transactions" as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts are recognized as services are performed.

Contract accounting is utilized for service revenues from fixed-price contracts that require significant software modification, development or customization. In such instances, the arrangement fee is accounted for in accordance with SOP 81-1, whereby the arrangement fee is recognized, generally using the percentage-of-completion method measured on labor input costs. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. To date, these losses have not been significant. The complexity of the estimation process and judgment related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in its consolidated financial statements. A number of internal and external factors can affect its estimates, including labor rates, utilization, changes to specification and testing requirements and collectibility of unbilled receivables.

Service revenues from software maintenance support and update fees are recognized ratably over the contract period, which is typically 12 months. Service revenues from training and consulting are recognized when the services are provided.

In the case where the Company executes more than one contract or agreement with a single customer we evaluate each to determine whether the separate contracts or agreements should be viewed as one multiple-element arrangement. Where the determination of a multiple-element arrangement is made, the

Company recognizes revenue only if sufficient VSOE exists to allocate revenue to the various elements of the arrangement or at the point when all elements have been delivered.

The vendor's fee is fixed or determinable

At the time of each transaction, Wind River assesses whether the fee associated with a revenue transaction is fixed or determinable based on the payment terms associated with the transaction. For product and subscription revenues, if a significant portion of a fee is due after Wind River's standard payment terms, which are generally no greater than 90 days from invoice date, Wind River accounts for the fee as not being fixed or determinable. In these cases, revenue is recognized as the fees become due subject to all other revenue recognition criteria being met.

Collection is probable

Wind River assesses probability of collection based on a number of factors, including its past transaction history with the customer and the credit-worthiness of the customer. New customers and certain existing customers are subject to a credit review process that evaluates the customers' financial position and ultimately their ability to pay according to the original terms of the arrangement.

Based on Wind River's review process, if it is determined from the outset of an arrangement that collection of the resulting receivable is not probable, then revenue is recognized on a cash-collected basis.

Vendor Specific Objective Evidence ("VSOE")

Wind River establishes VSOE for maintenance services by reference to substantive stated future renewal rates included in contracts or the amounts charged on similar transactions. Wind River establishes VSOE for professional services time-and-materials contracts by reference to standard hourly rates separately charged for services. Wind River does not have VSOE for professional services fixed-price contracts.

For consolidated statement of operations classification purposes only, the Company allocates revenue first to those elements for which it has established VSOE of fair value, and any remaining recognized revenue is then allocated to those items for which it lacks VSOE of fair value. If the elements for which the Company has no fair value include fixed price services, it allocates revenue to these services based upon expected hours to be incurred plus a normal margin. Any remaining revenues would be allocated to product or subscription revenues, depending on the type of license purchased.

Allowance for doubtful accounts and sales returns

The Company makes judgments regarding its ability to collect outstanding receivables and provides allowances for estimated doubtful accounts. These allowances reflect the expected non-collection of accounts receivable based on past collection history, current economic trends, contractual terms and conditions, customer concentrations, customer credit-worthiness and changes in customers' payment terms. Additional allowances may be required if deteriorating economic conditions or other factors affect Wind River customers' ability to make timely payments.

The Company records estimated reductions in revenues for potential returns of products by customers and other allowances in accordance with SFAS No. 48, *Revenue Recognition When Right of Return Exists.* Accordingly, when estimating potential future product returns and other allowances related to current period revenues, the Company analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's products.

The following is a summary of activities in the allowances for doubtful accounts and sales returns for the periods indicated (in thousands):

	Beginning Balance	Reductions Credited to Operations	Write-offs	Ending Balance
January 31, 2008	$3,307	$(438)	$(357)	$2,512
January 31, 2007	$4,236	$(747)	$(182)	$3,307
January 31, 2006	$4,762	$(335)	$(191)	$4,236

No single customer accounted for more than 10% of Wind River's total revenues in fiscal 2008, 2007 or 2006 or of total accounts receivable as of January 31, 2008 or 2007.

Deferred revenues

Deferred subscription revenues represent customer billings and payments made in advance for software licensed over a subscription period. Subscription periods vary from annual to multi-year and are classified as such. Long-term deferred revenues represent the portion of multi-year contracts that are due to be recognized as revenue in a time period greater than one year from the balance sheet date. Maintenance and other deferred revenues primarily include deferred maintenance, service and product revenues. Deferred maintenance revenues represent customer billings and payments made in advance for annual support contracts. Maintenance is typically billed on a per annum basis in advance and revenue is recognized ratably over the maintenance period. Deferred service revenues include pre-payments for software consulting and training services. Deferred product revenues primarily include software license transactions that are not separable from subscription or consulting services. Revenue for these contracts is recognized as the services are performed.

Funded Research and Development

Wind River accounts for funded research and development as an offset to gross research and development expenses. Funded research and development was $322,000 in fiscal 2008, $319,000 in fiscal 2007 and $1.7 million in fiscal 2006.

Restructuring and Other Charges

Wind River accounts for the individual components of the restructuring activities as discussed further below.

Wind River has developed and implemented restructuring plans to improve efficiencies across the organization, reduce operating expense, and better align its resources to market conditions. As a result of these plans, the Company has recorded restructuring charges comprised principally of severance and associated employee termination costs related to the reduction of its workforce, office closures, losses on subleases and for employee litigation as a result of previous restructurings. The employee litigation relates to alleged wrongful termination. These activities have been accounted for primarily in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management commits to an exit plan. SFAS 146 also requires that: (i) liabilities associated with exit and disposal activities be measured at fair value; (ii) one-time termination benefits be expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period; and (iii) costs to terminate a contract (specifically an operating lease) before the end of its term be recognized when the entity terminated the contract in accordance with the contract terms. The employee litigation has been accounted for in accordance with SFAS No. 5, *Accounting for Contingencies.*

In addition, a portion of Wind River's restructuring costs for fiscal year 2008 and 2006 have been accounted for in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits, an Amendment of FASB Statements No. 5 and 43*, ("SFAS 112"). Wind River applied SFAS 112 to a number of employees, located primarily in international jurisdictions, where it has historically provided termination benefits based on local statutory regulations or other predefined severance plans. Accordingly, Wind River records the liability related to these termination costs when it determines that the liability is both probable and estimable, which is generally when: (i) Wind River approves a termination plan that commits it to such plan and establishes the benefits the employees will receive upon termination; (ii) the plan specifically identifies the number of employees to be terminated, their locations and their job classifications; and (iii) the period of time to implement the plan does not indicate changes to the plan are likely.

Wind River reviews the status of restructuring activities on a quarterly basis and, if appropriate, record changes to restructuring obligations as part of operating expenses based on management's most current estimates.

Stock-Based Compensation

Effective February 1, 2006, the Company adopted the modified prospective provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). Prior to the adoption, the Company accounted for awards granted under its equity incentive plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and provided the pro forma disclosures prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as amended. Except in limited circumstances, the Company did not recognize stock-based compensation in its consolidated statements of operations under APB 25 as its stock-based awards were generally granted with an exercise price equal to the market value of the underlying common stock on the date of grant and the Company's Employee Stock Purchase Plan ("ESPP") was deemed non-compensatory under APB 25.

Under the modified prospective provisions of SFAS 123R, stock-based compensation expense recognized in the consolidated statements of operations beginning in fiscal year 2007 includes compensation expense for stock-based awards granted prior to, but not yet vested as of February 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for stock-based awards granted subsequent to February 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock option and ESPP grants are valued using the Black-Scholes valuation model, while restricted stock unit awards are valued based on the closing price of the Company's common stock on the date of grant. The Company recognizes stock-based compensation, net of estimated forfeitures, over the service period of its stock-based awards using a straight-line attribution method.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits for deductions resulting from the exercise of stock options and the disqualifying disposition of shares under the ESPP as operating cash flows on the consolidated statements of cash flows. SFAS 123R requires that cash flows resulting from tax deductions in excess of the compensation expense recorded for those options and ESPP shares (excess tax benefits) be classified as financing cash flows. Accordingly, the Company classified $155,000 and $42,000 of excess tax benefits in fiscal 2008 and 2007, respectively, as financing cash inflows rather than as operating cash flows on the consolidated statements of cash flows.

To calculate the excess tax benefits available upon the adoption of SFAS 123R for use in offsetting future tax shortfalls, the Company adopted the simplified provisions of the FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*. In addition, upon the adoption of SFAS 123R, the Company elected the "with and without" approach as described in EITF Topic No. D-32 in determining the order in which tax attributes related to stock-based awards are utilized. As a result, the Company only recognizes a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. The Company also elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credits, through its statement of operations.

Income Taxes

Income taxes are computed using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in Wind River's consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated. Deferred income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), and are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur.

Wind River is subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years' tax returns or certain positions taken on tax returns. Accordingly, Wind River must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* To the extent that Wind River establishes such a reserve, the provision for income taxes would be increased. If Wind River ultimately determines that payment of these amounts is unnecessary as a result of final conclusion of audits by the taxing authorities or upon the expiration of the statute of limitation, it reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. Wind River records an additional charge in the provision for income taxes in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For purposes of computing basic net income (loss) per share, the weighted-average number of outstanding shares of common stock excludes unvested restricted stock awards. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period and all dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of convertible subordinated notes (using the if-converted method), restricted stock awards, outstanding options and shares issuable under the Company's employee stock purchase plan (using the treasury stock method). See Note 8, "Net Income (Loss) Per Share Computation," for additional information.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income (loss) and comprehensive income for Wind River results from foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. As of January 31, 2008, accumulated other comprehensive income of $7.1 million was composed of $5.1 million related to foreign currency translation adjustments and $2.0 million related to net unrealized gains on available-for-sale securities. The financial position of foreign subsidiaries is translated using the exchange rates in effect at the end of the period, while income and expense items are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as other accumulated comprehensive income (loss). The net gains and losses resulting from foreign currency transactions are recorded in net income (loss) in the consolidated statement of operations in the period incurred and were not significant for any of the periods presented. Certain inter-company balances are designated as long-term. Accordingly, exchange gains and losses associated with these long-term inter-company balances are recorded as a component of accumulated other comprehensive income (loss), along with translation adjustments.

Accounting Changes

On February 1, 2007, the Company adopted the consensus reached in EITF Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences* ("EITF 06-2"). EITF 06-2 provides recognition guidance on the accrual of employees' rights to compensated absences under a sabbatical or other similar benefit arrangement. Prior to the adoption of EITF 06-2, the Company recorded a liability for sabbatical leave upon employee vesting in the benefit, which occurred only at the end of a five-year service period. Under EITF 06-2, the Company accrues an estimated liability for sabbatical leave over the requisite five-year service period, as employee services are rendered. The adoption of EITF 06-2 resulted in a $1.3 million increase to accumulated deficit and accrued compensation and other long-term liabilities as of February 1, 2007.

On February 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not result in a material adjustment to accumulated deficit and decreased income taxes payable and other assets by $308,000 and $313,000, respectively, as of February 1, 2007. The Company continues to record interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within provision for (benefit from) income taxes on the consolidated statement of operations. See Note 7, "Provision (Benefit) for Income Taxes," for further information.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides accounting guidance on the definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which amends SFAS No. 157 to exclude accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13, *Accounting for Leases.* In February 2008, the FASB also issued FSP FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of

SFAS No. 157 until the first quarter of fiscal 2010 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 will be effective for all financial assets and liabilities recognized at fair value on a recurring basis beginning in the first quarter of fiscal year 2009. The Company is evaluating the impact that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective in the first quarter of fiscal year 2009. The adoption of SFAS 159 is not expected to have a significant impact on the Company's consolidated financial statements.

In March 2007, the FASB reached a consensus on EITF Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements* ("EITF 06-10"). EITF 06-10 provides guidance for the liability recognition of postretirement benefit obligations associated with collateral split-dollar life insurance polices, as well as the recognition and measurement of the related asset, based on the terms of collateral assignment agreements. EITF 06-10 will be effective beginning in the first quarter of fiscal year 2009. The Company is evaluating the impact that this consensus will have on its consolidated financial statements.

In June 2007, the FASB reached a consensus on EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* ("EITF 07-3"). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be capitalized and amortized to expense as the research and development activities are performed. EITF 07-3 will be effective in the first quarter of fiscal year 2009. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"), which replaced SFAS 141. SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. SFAS 141R also changes the accounting of contingent purchase consideration, requires the capitalization of in-process research and development at fair value, and prescribes the expensing of restructuring and acquisition related costs. The adoption of SFAS 141R will change the Company's accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010. The Company is evaluating the impact that this statement will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity's financial position, financial performance, and cash flows. SFAS 161 will be effective in the first quarter of fiscal year 2010. The Company is evaluating the impact that this statement will have, if any, on its consolidated financial statements.

NOTE 2: ACQUISITIONS, GOODWILL AND PURCHASED INTANGIBLES

Acquisitions

Acquisition of S.C. Comsys S.R.L.

In August 2007, Wind River acquired all of the outstanding shares of S.C. Comsys S.R.L. ("Comsys"), a privately held professional services company based in Romania. The acquisition will enable the Company to increase the number of skilled consultants in its professional services organization and to expand its service offerings throughout Europe and globally. The Company paid cash consideration of approximately $1.3 million, comprised of $1.2 million in cash consideration, plus acquisition related costs. In addition, the Company agreed to pay Comsys' former shareholders a potential earn-out distribution of up to $250,000, which will be payable if certain specified future performance criteria are met. The performance criteria consist of post-acquisition services to be provided to the Company and, accordingly, the distribution amount will be accrued as compensation expense over the contingency period, provided the criteria are probable of being satisfied.

The purchase did not qualify as a business combination under SFAS No. 141, *Business Combinations* ("SFAS 141"), as the acquiree was deemed to be a development-stage operation as of the acquisition date. Accordingly, the purchase was recorded as an asset acquisition and the total consideration was allocated to the assets acquired and liabilities assumed, excluding goodwill, based on their estimated fair values. Assembled workforce associated with an asset acquisition qualifies as an identified intangible asset and, therefore, the Company preliminarily allocated $1.5 million of the purchase price to assembled workforce, which represents the value of the acquired work-force-in place.

The following table reflects the preliminary allocation of the total purchase price of $1.3 million as of the date of acquisition (in thousands, except estimated useful economic life):

	Estimated Useful Economic Life (Years)	Purchase Price Allocation
Net current assets		$ 3
Property and equipment, net		63
Assembled workforce	5	1,528
Deferred tax liability		(247)
Total purchase price		$1,347

The final purchase price allocation will depend primarily upon the finalization of the opening balance sheet, including the acquired intangible assets and certain accrued liabilities.

Acquisition of the RTLinux Business

In February 2007, the Company acquired the intellectual property, including patents, copyrights, trademarks and associated product rights for the RTLinux business from Finite State Machine Labs, Inc. RTLinux is a commercially-available, patented, hard real-time Linux technology, which will broaden the Company's product offerings for its Linux-based device software platforms. Pursuant to the purchase agreement, the Company also acquired rights to future runtime revenue streams for assumed RTLinux contracts. The Company paid approximately $10.1 million, comprised of $9.8 million in cash consideration, plus acquisition related costs. The purchase was accounted for as a taxable transaction and, in accordance with SFAS 141, the total consideration was allocated to the intangible assets acquired and liabilities assumed, based on their estimated fair values.

The following table reflects the allocation of the total purchase price of $10.1 million as of the date of acquisition (in thousands, except estimated useful economic life):

	Estimated Useful Economic Life (Years)	Purchase Price Allocation
Core and developed technology	4	$ 4,900
Customer contracts and related relationships	3	300
Non-compete agreements	2	300
Trademarks	5	100
Goodwill		4,672
Deferred revenues		(123)
Total purchase price		$10,149

In performing the purchase price allocation of acquired intangible assets, Wind River considered its intention for the future use of the assets, analyses of historical financial performance, and estimates of the future performance of RTLinux, among other factors. Wind River used the income valuation approach in determining the fair values of the acquired intangible assets using a discount rate of 26%. The goodwill of $4.7 million represents Wind River's assigned value for the long-term potential of the integration of RTLinux into Wind River's overall Linux product strategy and is expected to be fully deductible for tax purposes.

Interpeak AB

In March 2006, Wind River acquired Interpeak AB ("Interpeak"), a privately held Swedish company, for approximately $18.6 million, comprised of $17.8 million in cash consideration, plus direct acquisition costs. Interpeak provides networking, security, and mobility middleware software that enables devices to connect to the internet, which will deepen and broaden Wind River's product offerings. Wind River accounted for this acquisition as a non-taxable purchase and, in accordance with SFAS 141, the total consideration was allocated to the intangible assets and tangible assets and liabilities acquired, based on their estimated fair values.

The following table reflects the allocation of the total purchase price of $18.6 million as of the date of purchase (in thousands, except estimated useful economic life):

	Estimated Useful Economic Life (Years)	Purchase Price Allocation
Net current assets		$ 548
Property and equipment		15
Deferred tax asset		995
Developed technology	3	1,400
Core technology	3	700
Maintenance contracts	4	500
Direct customer relationships	5	200
Distribution agreements	3	200
Goodwill		14,885
Deferred tax liability		(840)
Total purchase price		$18,603

In performing the purchase price allocation of acquired intangible assets, Wind River considered its intention for the future use of the assets, analyses of historical financial performance, and estimates of the future performance of Interpeak, amongst other factors. Wind River used the income valuation approach in determining fair value using discount rates of 20% to 22%. The goodwill of $14.9 million represents Wind River's assigned value for the long-term potential of the integration of Interpeak into Wind River's overall product strategy.

Pro forma Information

The consolidated financial statements include the operating results of Comsys, the RTLinux business and Interpeak from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not material to the consolidated statement of operations, balance sheets, or cash flows of Wind River.

Goodwill and other Intangibles

Goodwill and other intangibles, net consist of the following (in thousands):

	January 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net
Goodwill	$114,371	$ —	$114,371
Developed and core technology, and patents	35,349	(32,664)	2,685
Assembled workforce	1,528	(136)	1,392
Customer relationships, contracts, and agreements	17,056	(16,172)	884
Total	$168,304	$(48,972)	$119,332

	January 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net
Goodwill	$108,354	$ —	$108,354
Developed and core technology, and patents	32,803	(30,078)	2,725
Customer relationships, contracts, and agreements	16,573	(15,577)	996
Total	$157,730	$(45,655)	$112,075

The increase in goodwill of $6.0 million during fiscal year 2008 relates primarily to the purchase of the RTLinux business and, to a lesser extent, due to foreign currency translation adjustments. Wind River accounts for goodwill in accordance with the provisions of SFAS 142. Accordingly, the balance of goodwill of $114.4 million at January 31, 2008 and $108.4 million at January 31, 2007 is not amortized but is evaluated for impairment annually as well as when circumstances indicate a possible impairment. The Company completed its annual goodwill impairment review during the second quarter of fiscal 2008, 2007 and 2006 and the results of the review did not indicate an impairment. There were no events or circumstances from the date of the annual impairment assessment in the second quarter of fiscal 2008 through January 31, 2008 that indicated a further assessment was necessary.

The increase of $1.2 million in purchased and other intangibles during fiscal year 2008 was primarily due to the purchase of Comsys and the RTLinux business during fiscal 2008 and foreign currency translation adjustments. The increases were partially offset by the amortization and impairment of purchased and other intangibles during fiscal year 2008. Developed and core technology and patents are being amortized over a weighted average period of 3.9 years. Assembled workforce is being amortized over a period of 5.0 years, and customer relationships, contracts and agreements are being amortized over a weighted average period of 3.7 years.

During fiscal year 2008, the Company recorded a non-cash impairment charge of $2.8 million related to the carrying value of its intangible assets associated with the RTLinux business. Of this amount, $2.5 million was included in amortization and impairment of purchased technologies and the remaining $299,000 was included in amortization and impairment of other intangibles. The impairment resulted from a decline in the projected future cash flows of the RTLinux business as the Company changed the sales and marketing strategy for its RTLinux products. As a result of this triggering event, the Company determined that the carrying value of the RTLinux asset group, consisting primarily of intangible assets, was not recoverable and, accordingly, the Company recorded an impairment charge to write-down the asset group to fair value. Fair value was estimated using discounted future cash flows for the RTLinux asset group and was allocated amongst the assets on a pro rata basis using the relative carrying amounts of those assets on the impairment date.

The following is a summary of amortization and impairment of the Company's purchased and other intangible assets for the periods presented (in thousands):

	Years Ended January 31,		
	2008	2007	2006
Purchased technologies:			
Amortization-purchased technologies	$2,630	$1,154	$525
Impairment-purchased technologies	2,546	—	—
Amortization and impairment of purchased technologies	5,176	1,154	525
Other intangibles:			
Amortization-other intangibles	564	298	93
Impairment-other intangibles	299	—	—
Amortization and impairment of other intangibles	863	298	93
Total amortization expense	$6,039	$1,452	$618

Amortization and impairment expense relating to purchased technologies is included within cost of revenues in the accompanying consolidated statements of operations. Amortization and impairment expense for all other intangible assets is included within operating expenses in the accompanying consolidated statements of operations.

As of January 31, 2008, expected future amortization expense for these intangibles is as follows (in thousands):

Fiscal Year	Estimated Amortization Expense
2009	$2,462
2010	1,132
2011	825
2012	373
Thereafter	169
Total	$4,961

NOTE 3: CERTAIN BALANCE SHEET COMPONENTS

Cash Equivalents and Investments

Cash equivalents and investments in marketable securities, which are classified as available-for-sale, are summarized below for the periods presented (in thousands):

	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value	Classified on Balance Sheet as: Cash Equivalents	Short-term Investments	Long-term Investments
January 31, 2008:							
U.S. government and agency debt securities	$ 46,172	$ 969	$ (30)	$ 47,111	$ —	$ 2,853	$ 44,259
Corporate debt securities	38,905	495	(48)	39,352	—	19,293	20,059
Asset backed and other securities	55,479	888	(317)	56,050	—	500	55,549
Money market accounts	78,832	—	—	78,832	78,832	—	—
Total	$219,388	$2,352	$ (395)	$221,345	$78,832	$22,646	$119,867

	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value	Classified on Balance Sheet as: Cash Equivalents	Short-term Investments	Long-term Investments
January 31, 2007:							
U.S. government and agency debt securities	$ 43,004	$ 65	$ (540)	$ 42,529	$ —	$ 9,977	$ 32,551
Corporate debt securities	46,914	9	(251)	46,672	—	24,020	22,652
Asset backed and other securities	42,779	7	(324)	42,462	—	4,962	37,501
Money market accounts	44,170	—	—	44,170	44,170	—	—
Total	$176,867	$ 81	$(1,115)	$175,833	$44,170	$38,959	$ 92,704

The following table summarizes the fair value and gross unrealized losses of Wind River's short-term and long-term investments, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position, as of January 31, 2008 (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government and agency debt securities	$ 123	$ (2)	$ 6,045	$ (28)	$ 6,168	$ (30)
Corporate debt securities	8,397	(30)	1,538	(18)	9,935	(48)
Asset backed and other securities	8,817	(227)	4,751	(90)	13,568	(317)
	$17,337	$(259)	$12,334	$(136)	$29,671	$(395)

Wind River's investment portfolio consists of various marketable debt securities. The longer the duration of these securities, the more susceptible these securities are to general changes in market interest rates. As general market interest rates increase, those securities purchased with a lower yield-at-cost will likely show a mark-to-market unrealized loss. Except as noted below, all unrealized losses are due to changes in general market interest rates and bond yields and Wind River expects to realize the full value of all these investments upon their maturity. Wind River evaluates its investment securities for other-than-temporary impairments based on quantitative and qualitative factors, including credit rating declines, under-collateralization, the length of time and significance of the loss position and the Company's intent and ability to hold to maturity or forecasted recovery.

During fiscal 2008, the Company determined that a certain asset-backed security in its portfolio was other-than-temporarily impaired due to a deterioration in credit rating, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, the Company recorded an other-than-temporary impairment loss of $368,000 related to this security, which is included as a component of other expense, net on the consolidated statement of operations. As of January 31, 2008, management determined that no other securities in Wind River's investment portfolio were other-than-temporarily impaired.

The following table summarizes the net realized losses on the sales of investments for the periods presented (in thousands):

	Years Ended January 31,		
	2008	2007	2006
Realized gains	$ 156	$ 85	$ 94
Realized losses	(178)	(307)	(518)
Net realized losses	$ (22)	$(222)	$(424)

Realized losses and gains are recognized within other expense, net in the period to which they relate unless the decline in value is deemed to be other-than-temporary, in which case securities are written down to fair value and the loss is charged to other income and expense. For the purposes of determining gross realized gains and losses, the cost of securities is based upon specific identification.

Contractual maturities of short- and long-term investments were as follows (in thousands):

	January 31, 2008
Due in 1 year or less	$ 22,646
Due in 1-2 years	20,069
Due in 2-5 years	37,052
Due in 5 years or more	62,746
Total marketable debt securities	$142,513

Accounts Receivable

Accounts receivable consist of the following (in thousands):

	January 31,	
	2008	2007
Billed receivables	$77,702	$75,848
Unbilled receivables	10,490	2,222
	88,192	78,070
Less allowances for doubtful accounts and sales returns	(2,512)	(3,307)
Accounts receivable, net of allowances	$85,680	$74,763

Unbilled receivables primarily consist of amounts recognized as revenue under fixed price contacts accounted for using the percentage of completion method and other amounts, which are expected to be billed within twelve months of the balance sheet date. Subsequent to January 31, 2008, the Company billed $5.6 million of the unbilled balance through March 31, 2008.

Property and Equipment

Property and equipment consist of the following (in thousands):

	January 31,	
	2008	2007
Land and buildings	$ 71,049	$ 71,049
Computer equipment and software	41,483	30,723
Furniture and equipment	12,924	12,390
Leasehold and building improvements	10,047	8,746
	135,503	122,908
Less accumulated depreciation and amortization	(57,522)	(47,911)
Property and equipment, net	$ 77,981	$ 74,997

Land and buildings as of January 31, 2008 and 2007 comprise costs associated with Wind River's headquarters facility in Alameda, California.

Depreciation expense related to property and equipment was $9.3 million, $8.9 million, and $8.3 million, for fiscal years 2008, 2007 and 2006, respectively.

Accrued Compensation and Other

Accrued compensation includes $9.1 million and $7.7 million of accrued vacation as of January 31, 2008 and 2007, respectively. Other taxes payable were $10.7 million and $3.1 million as of January 31, 2008 and 2007, respectively.

Deferred Revenues

Deferred revenues consist of the following (in thousands):

	January 31,	
	2008	2007
Current deferred revenues:		
Subscription	$ 83,252	$ 73,501
Maintenance and other	36,634	38,660
Total current deferred revenues	119,886	112,161
Long-term deferred revenues:		
Subscription	13,237	13,426
Maintenance and other	1,410	1,442
Total long-term deferred revenues	14,647	14,868
Total deferred revenues	$134,533	$127,029

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

Wind River enters into foreign currency forward exchange contracts to manage foreign currency exposures related to certain non-functional currency related inter-company and other balances. Transaction gains and losses on the contracts and the assets and liabilities are recognized each period in other expense, net. As of January 31, 2008, Wind River had outstanding contracts with the following terms (currency amounts and USD equivalents in thousands):

	Sell	Buy	Sell	Sell	Buy	Buy	Sell
Currency	GBP(£)	EURO(€)	JPY(¥)	JPY(¥)	CAD(CAD$)	SEK(kr)	ILS(₪)
Amount	940	20,300	275,000	1,620,000	15,300	11,300	3,150
Rate	0.5033	0.67742	106.821	104.32	0.9997	6.3937	3.66
USD equivalent	$1,868	$29,967	$2,574	$15,529	$15,305	$1,767	$861
Maturity date	2/29/2008	2/29/2008	2/29/2008	1/31/2009	2/29/2008	2/29/2008	2/29/2008

Wind River does not enter into derivative financial instruments for trading or speculative purposes. As of January 31, 2008, the difference between the fair value and carrying value of the above contracts was not significant.

NOTE 5: RESTRUCTURING AND OTHER CHARGES

Restructuring and Other Charges

Restructuring and other charges consist of costs associated with restructuring programs, impairment charges and litigation settlements and related remediation efforts.

Restructuring Charges

To better align its operations with its current business structure, the Company has implemented several restructuring plans. These restructuring plans have been based on certain assumptions regarding the optimal cost structure of the Company's business and its ability to support profitable growth in the future.

During fiscal year 2008, the Company partially vacated a leased facility located in the United Kingdom. As a result, the Company recognized a total charge of $309,000, comprised of $266,000 related to future lease payments, net of estimated sublease income, and $43,000 related to other exit costs. During fiscal 2008, the Company also recognized restructuring charges of $327,000 related to probable and estimable severance payments under statutory and other predefined severance benefit plans. These costs were incurred as a result of the Company's reorganization plan, which was announced in February 2008. See Note 14, "Subsequent Events," for further information.

During fiscal year 2007, the Company recorded net restructuring reversals of $198,000, which consisted of adjustments to original estimates for certain vacated facilities and employee termination and related costs in EMEA. Adjustments and payments in fiscal 2007 were related to our fiscal 2006 restructuring program and no new programs were initiated during the year.

During fiscal year 2006, the Company undertook limited restructurings in North America and EMEA, which primarily affected the engineering and sales and marketing organizations. The cash payments in fiscal 2006 relate primarily to these charges. Also, in fiscal 2006, the Company revised estimates for actual usage in the amount of $261,000 in employee-related items which related primarily to estimated 401(k) liabilities recorded in fiscal 2003, $145,000 related to a vacated property in North America and $288,000 primarily related to litigation related liabilities originally recorded in fiscal 2003. In addition, the Company completed a transaction to sublease a portion of its leased facilities in the United Kingdom resulting in a restructuring charge of $446,000 related to future lease payments, net of estimated sublease income.

As a result of the headcount reductions, the Company eliminated an aggregate of 17 employee positions in fiscal 2006. No employee positions were eliminated during fiscal 2008 or 2007. As a result of the Company's reorganization plan, which was announced in February 2008, it expects to eliminate 80 to 90 positions primarily in the first quarter of fiscal 2009.

The following table summarizes Wind River's restructuring charges for the years ended, and restructuring liabilities, as of January 31, 2008, 2007 and 2006 (in thousands):

	Work Force Reduction	Consolidation of Excess Facilities	Other	Total
Restructuring liabilities as of January 31, 2005	$ 246	$ 406	$ 752	$ 1,404
Restructuring charges	1,102	446	417	1,965
Reversals	(261)	(145)	(288)	(694)
Cash payments	(1,024)	(295)	(447)	(1,766)
Non-cash write-offs	—	(10)	—	(10)
Restructuring liabilities as of January 31, 2006	63	402	434	899
Restructuring charges	—	—	103	103
Reversals	(17)	11	(295)	(301)
Cash payments	(46)	(82)	(242)	(370)
Translation adjustments	—	41	—	41
Restructuring liabilities as of January 31, 2007	—	372	—	372
Restructuring charges	327	309	—	636
Cash payments	—	(135)	—	(135)
Other	—	(38)	—	(38)
Restructuring liabilities as of January 31, 2008	$ 327	$ 508	$ —	$ 835

The remaining restructuring liability as of January 31, 2008 is included as a component of accrued liabilities and other long-term liabilities on the accompanying consolidated balance sheet and is related to severance benefits and a lease obligation on a partially vacated facility. The Company expects to pay the remaining severance benefits in fiscal year 2009. The remaining lease obligation will be settled over the remaining lease term, which expires in fiscal year 2012.

Other Charges

During fiscal 2008 and 2006, Wind River recorded an impairment charge of $333,000 and $313,000, respectively, in accordance with SFAS 144, in connection with leasehold improvements at a Company leased facility in the United Kingdom.

NOTE 6: CONVERTIBLE SUBORDINATED NOTES

In December 2001, Wind River issued $150.0 million of 3.75% convertible subordinated notes maturing in December 2006, unless earlier redeemed or converted. The notes were unsecured and subordinate to all existing and future senior debt. Interest on the notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. The notes were convertible, at the option of the holder, into Wind River common stock at the then-current conversion price, initially $24.115 per share.

During fiscal 2006, Wind River repurchased an additional $32.8 million of its 3.75% convertible subordinated notes in the open market at an aggregate price of $32.8 million. The Company expensed $410,000 in related bond issuance costs, resulting in a total recognized loss on the additional repurchase of $401,000.

During fiscal 2007, the notes matured and Wind River settled the remaining $42.2 million balance using existing cash, cash equivalents and investment balances.

NOTE 7: PROVISION (BENEFIT) FOR INCOME TAXES

Income before income taxes is as follows (in thousands):

	Years Ended January 31,		
	2008	2007	2006
Domestic	$331	$ (840)	$20,717
Foreign	91	1,693	5,346
Total	$422	$ 853	$26,063

The provision (benefit) for income taxes was composed as follows (in thousands):

	Years Ended January 31,		
	2008	2007	2006
Current			
Federal	$ 475	$ 318	$ 272
State	168	104	150
Foreign	2,739	1,831	1,951
	3,382	2,253	2,373
Deferred			
Federal	1,120	687	588
State	38	21	—
Foreign	(1,760)	(2,681)	(6,193)
	(602)	(1,973)	(5,605)
Total	$ 2,780	$ 280	$(3,232)

The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate as follows:

	Years Ended January 31,		
	2008	2007	2006
Expected rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	39.8	12.2	0.5
Foreign taxes	117.7	99.9	1.5
Reversal of previously accrued taxes	(10.7)	5.9	(1.3)
Losses not benefited (utilized)	218.4	(228.0)	(49.4)
Non-deductible stock-based compensation	247.5	102.9	—
Non-deductible meals & entertainment	11.0	4.9	0.1
Other	0.1	—	1.2
Total	658.8%	32.8%	(12.4)%

Deferred tax assets and liabilities are recognized for the temporary differences between the tax basis and reported amount of assets and liabilities, tax losses, and credit carry forwards. Their significant components are as follows (in thousands):

	January 31,	
	2008	2007
Deferred tax assets:		
Depreciation and amortization	$ 1,947	$ 2,014
Net operating losses and tax credit carry-forwards	18,863	18,779
Research and development tax credits	30,936	26,687
Employee benefit accruals	3,192	3,678
Accounts receivable reserves	1,442	1,752
Accrued expenses and other	2,314	2,674
Purchased technology	6,330	5,047
Deferred revenues	6,467	4,754
Stock options	12,039	6,686
Gross deferred tax assets	83,530	72,071
Less valuation allowance	(65,432)	(57,568)
Total deferred tax assets, net of valuation allowance	18,098	14,503
Deferred tax liabilities:		
Purchased technology	4,246	3,015
Prepaid expenses and other	3,949	2,991
Total deferred tax liabilities	8,195	6,006
Net deferred tax assets	$ 9,903	$ 8,497

As of January 31, 2008, the net operating loss carryforwards for federal and California state income tax purposes were approximately $64.9 million and $23.5 million that begin to expire in 2022 and 2011, respectively. As of January 31, 2008, Wind River had federal, state, French and Canadian tax credit carryforwards of approximately $16.7 million, $15.1 million, $0.7 million, and $4.5 million, respectively, available to offset future taxable income. The federal credit carry-forwards will begin to expire in 2010, California tax credits will carry forward indefinitely, the Canadian tax credits begin to expire in 2013, and the

French tax credits carryforward three years after which any unused balance is refunded. In addition, as of January 31, 2008, there are approximately $1.5 million of federal AMT credits, which have an indefinite carryforward period.

Utilization of the Company's net operating loss and tax credits carryforward may be subject to annual limitations if an ownership change had occurred pursuant to the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of net operating loss and tax credit carryforwards before utilization.

Excess tax benefits from employee stock option exercises of $16.0 million are included in the deferred tax asset balances at January 31, 2007 as a component of the Company's net operating loss carry-forwards. Deferred income taxes pertaining to net operating losses decreased by $16.0 million due to a change in presentation in accordance with SFAS 123R. These deferred income tax assets resulted from the exercise of employee stock options in prior years and represent excess tax benefits as determined under APB 25. These deferred income tax assets for excess tax benefits were fully reserved in prior years. SFAS 123R prohibits recognition of a deferred income tax asset for an excess tax benefit that has not been realized through a reduction in income taxes payable. The Company has elected to reduce its deferred income tax assets for net operating losses and reduce the related valuation allowance for the excess tax benefits determined under APB 25. The gross amount of excess tax benefits excluded at January 31, 2008 is $18.1 million. If and when such excess tax benefits are ultimately realized, additional paid in capital will be increased by $18.1 million.

Deferred income taxes are recorded in accordance with SFAS 109 and are determined based on the differences between financial reporting and the tax bases of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur. With the exception of certain international jurisdictions, Wind River has determined that it is more likely than not that its deferred tax assets in its remaining jurisdictions will not be realized, due primarily to uncertainties related to its ability to utilize its net operating losses carried forward and tax credits before they expire. Accordingly, Wind River has recorded a net deferred tax asset of $9.9 million and $8.5 million, related to certain international jurisdictions and a full valuation allowance against the remainder of its deferred tax assets at January 31, 2008 and 2007, respectively.

Should Wind River determine that it would be able to realize its remaining deferred tax assets in the foreseeable future, an adjustment to its remaining deferred tax assets would cause a material increase to income in the period such determination is made. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. Wind River will continue to evaluate the ability to realize, by jurisdiction, its deferred tax assets and related valuation allowances on a quarterly basis. Due to the Company's recent profitability, it believes that it is at least reasonably possible that a material adjustment to the valuation allowance may occur within the near-term.

The valuation allowance increased approximately $7.9 million and decreased approximately $23.0 million during the years ended January 31, 2008 and 2007, respectively. The change in the valuation allowance is related primarily to an increase in stock-based compensation not currently deductible, partially offset by net operating loss utilization. The prior year valuation allowance decrease is mainly attributable to the adoption of SFAS 123R, whereby net operating loss deferred tax assets generated by stock option deductions are not recognized until income taxes payable is reduced.

The Company has not provided for income taxes on $11.3 million of its undistributed earnings for certain foreign subsidiaries because these earnings are intended to be permanently reinvested in operations outside the US.

As discussed in Note 1, "The Company and Summary of Significant Accounting Policies," the Company adopted the provisions of FIN 48 on February 1, 2007, which did not result in a material adjustment to accumulated deficit. As of that date, we had unrecognized tax benefits of $15.1 million including an accrued long-term liability of $1.2 million, reduction of deferred tax assets of $13.9 and accrued interest and penalties of $0.1 million.

The amount of unrecognized tax benefits increased by $1.3 million to $16.4 million for the year ended January 31, 2008, primarily related to foreign currency exchange adjustments. If recognized, $4.8 million of our unrecognized tax benefits would impact the annual effective tax rate.

A reconciliation of the beginning and ending amount of our unrecognized tax benefits is as follows (in thousands):

Balance as of February 1, 2007	$15,114
Increase related to prior year tax positions	571
Decrease related to prior year tax positions	(863)
Increase related to current year tax positions	1,119
Settlements	—
Lapse in statutes of limitations	(107)
Foreign currency exchange adjustments	557
Balance as of January 31, 2008	$16,391

The Company believes that it is reasonably possible that a decrease of up to $152,000 in unrecognized tax benefits could be recorded in fiscal year 2009 as a result of the expiration of statutes of limitation in certain jurisdictions, which would allow the Company to meet the recognition and measurement requirements with respect to those tax benefits.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within provision for income taxes on the consolidated statement of operations. During fiscal year 2008, 2007 and 2006 the Company recognized interest and penalties of $16,000, $90,000, and $90,000, respectively. As of January 31, 2008 and 2007, the Company had $113,000 and $97,000, respectively, of interest accrued as a component of other long-term liabilities, associated with unrecognized tax benefits.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The material jurisdictions that are subject to examination by tax authorities for tax years after fiscal year 2003 primarily include the U.S., the State of California, Canada, Germany, France and Japan. In addition, tax attribute carryforwards in years prior to fiscal year 2003 may also be subject to examination until they are fully utilized. During the third quarter of fiscal 2008, the Company received notification that the fiscal year 2005 U.S. federal income tax return was selected for examination. During the fourth quarter of fiscal 2008, the Company received notification that the calendar years 2003 through 2005 German income tax returns were selected for examination.

The Company believes all uncertain tax positions have been sufficiently provided for in connection with the U.S. federal and German periods under examination and any other open tax year. The State of New York tax examination was concluded in the second quarter of fiscal 2008 and no material adjustments were made in connection with the examination. The Company is not under examination in any other income tax jurisdiction at the present time.

NOTE 8: NET INCOME (LOSS) PER SHARE COMPUTATION

In accordance with the SFAS No. 128, *Earnings Per Share,* the calculation of shares used in basic and diluted net income (loss) per share computation is presented below (in thousands, except per share amounts):

	Years Ended January 31,		
	2008	2007	2006
Numerator:			
Net income (loss)	$(2,358)	$ 573	$29,295
Denominator:			
Weighted average common shares outstanding—basic	86,483	85,409	84,594
Effect of dilutive potential common shares	—	1,316	5,345
Weighted average common shares outstanding—diluted	86,483	86,725	89,939
Net income (loss) per share			
Basic	$ (0.03)	$ 0.01	$ 0.35
Diluted	$ (0.03)	$ 0.01	$ 0.33

The effect of the assumed conversion of the 3.75% convertible subordinated notes for 1.7 million shares in fiscal 2007 and 2006, is anti-dilutive, and is therefore excluded from the above computation. The above computation also excludes all anti-dilutive outstanding options, restricted stock awards and shares issuable under the Company's employee stock purchase plan, which amounted to approximately 11.9 million and 1.3 million shares for the fiscal 2007 and 2006, respectively. Since Wind River had a net loss for fiscal 2008, there is no difference between basic and diluted net loss per share. If the Company had recorded net income for fiscal 2008, it would have included in the computation dilutive potential common shares totaling approximately 985,000 shares, exclusive of anti-dilutive potential common shares, which amounted to approximately 10.4 million shares.

NOTE 9: COMMON STOCK

Common Stock

In October 1999, Wind River's Board of Directors adopted a share purchase rights plan declaring a dividend of one preferred share purchase right for each share of Wind River's common stock outstanding on November 15, 1999. Each right entitles the holder to purchase 1/100th of a share of Series A Junior Participating Preferred Stock, par value $.001 per share, at a price of $160.00 per 1/100th of a preferred share, subject to certain adjustments. The rights will not be distributed until the earlier of the date of a public announcement that a person or a group have acquired beneficial ownership of 15% or more (or with respect to a certain entity and its affiliates, 20% or more) of the outstanding common stock ("Acquiring Person"), or 10 business days following the commencement of, or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in any person or entity becoming an Acquiring Person. There are 1,250,000 shares designated for this plan. The rights will expire on October 22, 2009, unless earlier redeemed or exchanged by Wind River.

In June 2002, the Board of Directors authorized a stock repurchase program (the "2002 Repurchase Plan") to enable Wind River to acquire up to $30.0 million of outstanding common stock. From the inception of the plan in fiscal 2003 through fiscal 2007, the Company repurchased 2.8 million shares at an aggregate purchase price of $23.9 million with the repurchased shares being recorded as treasury stock on a last-in, first-out basis. During fiscal 2008, the Company repurchased 652,000 shares of common stock for a total cost of $6.5 million and an average price of $10.03 per share. As a result of these repurchases, the Company completed the 2002 Repurchase Plan in the first quarter of fiscal 2008.

In June 2007, the Board of Directors authorized a new stock repurchase program to enable Wind River to acquire up to an aggregate of $50.0 million of its outstanding common stock in the open market or through negotiated transactions. Wind River may repurchase shares from time to time at management's discretion in accordance with applicable securities laws. No repurchases were made under the new program in fiscal 2008. See Note 14, "Subsequent Events," for further information.

The Board of Directors and the Company's stockholders have authorized the allocation of up to 300,000 shares of common stock from treasury stock each year for replenishment of the Company's 1993 Employee Stock Purchase Plan ("ESPP"). For fiscal 2008 and in each prior year commencing in fiscal year 2004, the allocation program has provided 300,000 shares for issuance to employees under the ESPP.

As of January 31, 2008, Wind River had reserved 26.5 million shares of common stock available for future issuance under its stock compensation plans, including 15.9 million shares related to outstanding stock options and restricted stock units.

Restricted Stock

In connection with the acquisition of Interpeak in March 2006, Wind River issued 192,367 restricted shares of Wind River common stock to certain founders of Interpeak. In March 2007, the contractual restrictions imposed on the shares lapsed in accordance with their terms. However, the shares remain subject to certain restrictions under applicable securities laws. The total fair value of the restricted stock issued was $2.4 million and was recorded as stock-based compensation expense over the restriction period as services were provided.

NOTE 10: STOCK-BASED COMPENSATION PLANS

Equity Incentive Plans

Prior to fiscal 2006, Wind River had four main equity incentive plans: the 1987 Equity Incentive Plan, the 1998 Equity Incentive Plan, the 1998 Non-Officer Stock Option Plan and 1995 Non-Employee Directors' Stock Option Plan (together, the "Predecessor Plans").

In June 2007, the Company's stockholders approved the amended and restated Wind River Systems, Inc. 2005 Equity Incentive Plan (the "2005 Equity Plan"), which had been originally approved by the Company's Board of Directors ("BOD") and stockholders in 2005. The 2005 Equity Plan provides for the award of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and deferred stock units to eligible employees, including consultants and directors, as well as automatic stock option grants to non-employee directors. Subject to the terms of the 2005 Equity Plan, the plan administrator has the authority to select the employees, consultants, and directors who will receive the equity awards, determine the terms and conditions of the awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Equity Plan and outstanding awards. Generally, Wind River's practice is to grant all options with exercise prices of at least 100% of the fair market value on the date of grant and a term of 7 years. Options generally became exercisable as to 25% of the option shares one year from the date of grant and then ratably over the following 36 months (1/48th per month). Restricted stock units generally vest 25% per year over a four-year period. The 2005 Equity Plan replaces the Predecessor Plans and no further awards will be granted under those plans. The 2005 Equity Plan provides for the issuance of a maximum of approximately 15.2 million shares of which approximately 7.7 million shares were available for grant as of January 31, 2008.

Employee Stock Purchase Plan

In June 2007, Company's BOD and stockholders approved the amended and restated Wind River Systems, Inc. 1993 Employee Stock Purchase Plan, (the "Purchase Plan") under which 7.8 million shares of common stock have been reserved for issuance. The Purchase Plan also provides for an automatic annual increase of up to 300,000 shares for a period of five years commencing in fiscal 2009, provided that such shares consist of Company common stock repurchased on the open market. Eligible employees may purchase a limited number of shares of Wind River common stock at a discount of up to 15% of the fair market value at the lower of certain plan-defined dates. In fiscal 2008, 2007 and 2006, Wind River issued 491,000 shares, 259,000 shares, and 314,000 shares, respectively, under the Purchase Plan. As of January 31, 2008, approximately 2.9 million shares were available for issuance under the Purchase Plan.

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense as follows for fiscal year 2008, 2007 and 2006 (in thousands):

	Years Ended January 31,		
	2008	2007	2006
Cost of revenues	$ 2,491	$ 2,322	$—
Selling and marketing expenses	6,095	5,648	—
Product development and engineering expenses (1)	4,236	5,405	—
General and administrative expenses	8,475	9,122	—
Total stock-based compensation expense	21,297	22,497	—
Income tax benefit (2)	(56)	(58)	—
Total stock-based compensation, net of tax	$21,241	$22,439	$—

(1) Includes stock-based compensation expense of $309,000 and $2.1 million for fiscal year 2008 and 2007, respectively, related to restricted stock issued in connection with the Interpeak acquisition.

(2) The Company recognized income tax benefits in a certain international jurisdiction and no tax benefits elsewhere, due primarily to the full valuation allowance established against the Company's domestic deferred tax assets.

Pro forma Information for Period Prior to the Adoption of SFAS 123R

For fiscal year 2006, the Company followed the disclosure-only provisions of SFAS 123, as amended. Accordingly, no stock-based compensation expense was recognized in the consolidated statement of operations. The following table presents pro forma information as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's equity incentive plans and employee stock purchase rights under the Company's ESPP (in thousands, except per share amounts):

	Year Ended January 31, 2006
Net income, as reported	$ 29,295
Less: Stock-based compensation expense determined under fair-value based method for all awards	(21,505)
Pro forma net income	$ 7,790
As reported net income per share:	
Basic	$ 0.35
Diluted	$ 0.33
Pro forma net income per share:	
Basic and diluted	$ 0.09

Valuation Assumptions

Wind River uses the Black-Scholes option pricing model to determine the fair value of stock options consistent with the provisions of SFAS 123R and the Company's prior period pro forma disclosures of net income (loss). The fair value of each option grant is estimated on the date of grant and is affected by the Company's stock price and a number of highly complex and subjective variables including, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise and cancellation behaviors.

The Company used the following valuation assumptions to estimate the fair value of options granted during fiscal years 2008, 2007 and 2006:

	Years Ended January 31,		
	2008	2007	2006
Risk-free interest rate	3.45% – 5.08%	4.59% – 5.21%	4.39%
Expected life (in years)	3.8 – 5.3	3.6 – 7.0	3.6
Expected volatility	36.3% – 47.7%	46.8% – 56.9%	69.6%
Dividend yield	0%	0%	0%

The computation of expected volatility for fiscal year 2008 and 2007 is based on a combination of historical and market-based implied volatility from traded options on Wind River common stock over the expected term. Prior to fiscal year 2007, the computation of expected volatility was based on historical volatility. The Company believes that using a combination of historical and market-based implied volatility from traded options on Wind River common stock is a better indicator of expected volatility and future stock price trends than relying solely on historical volatility. The computation of expected lives for fiscal year 2008, 2007 and 2006 was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The range provided for fiscal year 2008 and 2007 results from the behavior patterns of separate groups of employees that have similar historical experience. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average fair value of stock option awards granted during fiscal year 2008, 2007 and 2006 was $3.75, $5.00 and $7.19, respectively.

The fair value of employees' stock purchase rights under Wind River's ESPP was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal years 2008, 2007 and 2006:

	Years Ended January 31,		
	2008	2007	2006
Risk-free interest rate	4.37%	5.27%	3.00%
Expected life (in years)	0.4	0.5	0.5
Expected volatility	34.3%	38.7%	45.7%
Dividend yield	0%	0%	0%

The weighted-average fair value of common stock purchase rights granted under the ESPP during fiscal year 2008, 2007 and 2006 was $2.33, $2.37 and $4.11, respectively.

Stock Option Activity

The following table summarizes the option activity under the Company's equity incentive plans for fiscal year 2008 (in thousands, except exercise prices and contractual terms):

	Options Outstanding			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at January 31, 2007	16,292	$10.94		
Granted	3,097	10.21		
Exercised	(2,173)	7.05		
Cancelled	(1,876)	13.54		
Balance at January 31, 2008	15,340	$11.02	4.78	$2,739
Vested and expected to vest at January 31, 2008	13,934	$11.06	4.81	$2,738
Options exercisable at January 31, 2008	9,991	$10.99	4.38	$2,735

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the 1.7 million options with exercise prices below the fair market value of the Company's stock as of January 31, 2008. During the fiscal year 2008, 2007 and 2006 the aggregate intrinsic value of options exercised under the Company's stock option plans was $7.6 million, $2.2 million and $18.0 million, respectively, determined as of the date of option exercise. The Company settles employee stock option exercises with newly issued common shares. As of January 31, 2008, there was approximately $21.3 million of unrecognized compensation cost related to unvested stock options granted under Wind River's equity incentive plans. That cost is expected to be recognized over a weighted-average period of approximately 1.9 years.

Restricted Stock Unit Activity

During fiscal year 2008, the Company commenced the granting of restricted stock units. The following table summarizes the restricted stock unit activity under the Company's equity incentive plans for fiscal 2008 (in thousands, except fair values):

	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 31, 2007	—	$ —
Granted	626	10.15
Cancelled	(34)	10.19
Outstanding at January 31, 2008	592	$10.14

As of January 31, 2008, there was approximately $3.9 million in unrecognized stock-based compensation cost related to unvested restricted stock units. That cost is expected to be recognized over a weighted average period of approximately 3.3 years. No common shares have been issued related to restricted stock unit grants.

NOTE 11: OTHER EMPLOYEE BENEFITS

Wind River sponsors a 401(k) Plan, which covers substantially all of Wind River's full time domestic employees. Under Wind River's 401(k) Plan, Wind River makes an employer matching contribution equal to 50% of an employee's salary contributions up to a total of 6% of that employee's compensation. These matching contributions are made in the form of Wind River common stock and vest at a rate of 25 percent per year of employment. An independent third party administers the 401(k) Plan.

During the years ended January 31, 2008, 2007 and 2006, Wind River contributed common stock with a fair value of approximately $2.1 million, $1.8 million, and $1.7 million, respectively, to the 401(k) Plan.

NOTE 12: COMMITMENTS AND CONTINGENCIES

Operating Leases

Wind River leases certain property consisting of subsidiary headquarters, customer-training facilities, sales facilities, office equipment and automobiles that expire at various dates through February 2014, some of which contain renewal and escalation clauses. Future minimum rental payments under non-cancelable operating leases with remaining terms greater than one year subsequent to January 31, 2008, are as follows (in thousands):

Fiscal Year	Operating Lease Commitments(1)
2009	$ 5,711
2010	4,718
2011	2,257
2012	840
2013	54
Thereafter	58
Total	$13,638

(1) Amounts are net of future sublease income to be received under non-cancelable subleases of approximately $255,000.

Total rent expense during the years ended January 31, 2008, 2007 and 2006 was \$8.5 million, \$7.2 million and \$6.8 million, respectively.

Litigation

Derivative Litigation

Between September 8, 2006 and November 15, 2006, three separate stockholder derivative complaints were filed in the Superior Court of the State of California, Alameda County, against various officers and directors of the Company and naming the Company as a nominal defendant. On December 20, 2006, the Court consolidated these actions and appointed co-lead counsel. On February 21, 2007, co-lead counsel filed a consolidated and amended complaint (Case Number RG06288009) that asserts causes of action for accounting; breach of fiduciary duty; restitution/unjust enrichment; rescission; and violation of California Corporations Code § 25402. On February 9, 2007, a fourth, substantially identical purported shareholder derivative complaint entitled *Castronovo v. Berger, et al.* (Case Number RG07310636) was filed in the Superior Court of the State of California, Alameda County. The Company filed demurrers to the complaints in the consolidated actions and the complaint in the *Castronovo* action. On July 17, 2007, subsequent to the filing of those demurrers, the Court approved a stipulation of the parties consolidating the Castronovo action with the three previously filed actions, thereby obviating any ruling on the Company's demurrer to the complaint in the Castronovo action.

On February 22, 2008, before the briefing on the pending demurrers was completed, the parties reached an agreement in principle to settle these derivative actions and executed a Memorandum of Understanding that outlined the general terms of the proposed settlement. The proposed settlement, which is subject to Court approval, involves certain corporate governance changes and a payment by the Company to plaintiff's counsel for attorneys' fees and expenses following final approval of the proposed settlement. The parties submitted papers in support of the proposed settlement to the Court on April 2, 2008, and have scheduled a hearing on a motion for preliminary approval of the proposed settlement for May 9, 2008. The Court has taken the pending demurrers off calendar to allow the Court to consider the proposed settlement. If the Court grants a motion preliminarily approving the proposed settlement, the Company expects that a final settlement hearing will be scheduled approximately 65 days after preliminary approval and following appropriate notice to the Company's stockholders. Although a final settlement has not been approved by the Court and there can be no assurance as to the ultimate disposition of these actions, the Company does not believe that their resolution will have a material adverse effect on its business, financial position, results of operations or cash flows.

Other Litigation

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of patents and other intellectual property rights and employee claims. Wind River believes the outcome of its outstanding legal proceedings, claims and litigation will not have a material adverse effect on its business, results of operations, cash flows or financial condition. However, such matters involve complex questions of fact and law and could involve significant costs and the diversion of resources to defend. Additionally, the results of litigation are inherently uncertain, and an adverse outcome is at least reasonably possible.

Guarantees

In the normal course of business, Wind River may agree to indemnify its customers against legal claims that Wind River's software products infringe certain third-party intellectual property rights. In the event of such a claim, Wind River is generally obligated to defend its customer against the claim and to either settle the claim at

Wind River's expense or pay damages that the customer is legally required to pay to the third-party claimant. In addition, in the event of an infringement, Wind River may agree to refund the cost of the software. To date, Wind River has not been required to make any payment resulting from infringement claims asserted against our customers. Wind River may also agree to indemnify customers against legal claims that open-source software, which is included in certain Wind River products, infringes upon certain third-party intellectual property rights. These guarantees are recorded at their fair value; however, to date the value of these guarantees has not been significant. Some agreements may not limit the time within which an indemnification claim can be made. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by Wind River, if any, under these agreements have not had a material impact on Wind River's consolidated results of operations, cash flows, or financial position.

Additionally, Wind River generally warrants that, for a period of 90 days from the date of delivery, the media on which its software is furnished is free from defects under normal use. Additionally, in some instances, Wind River has warranted that its software products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the licensed products to the customer for the life of the product. Wind River also warrants that its professional services will be performed consistent with generally accepted industry standards through completion of the agreed upon services. Wind River has never incurred significant expense under its product warranties and, thus, no liabilities have been recorded for these agreements.

Other guarantees include promises to indemnify, defend and hold harmless each of Wind River's executive officers and non-employee directors from and against losses, damages and costs incurred by each such individual in administrative, legal or investigative proceedings arising from alleged wrongdoing by the individual while acting in good faith within the scope of his or her job duties on behalf of Wind River. Historically, minimal costs have been incurred relating to such indemnifications and, as such, no accruals have been recorded for these guarantees.

NOTE 13: SEGMENT AND GEOGRAPHIC INFORMATION

Wind River operates in one industry segment, technology for device operating systems, and provides the disclosures required in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. Wind River's business is principally managed on a consolidated basis. Wind River markets its products and related services to customers in four geographic regions: North America (the United States and Canada), EMEA, Japan and Asia Pacific. Internationally, Wind River markets its products and services primarily through its subsidiaries and various distributors. Revenues are generally attributed to geographic areas based on the country in which the customer is domiciled.

Revenue information by region is presented below (in thousands):

	Years Ended January 31,		
	2008	2007	2006
North America (1)	$179,070	$156,521	$147,601
EMEA	77,365	65,933	61,129
Japan	42,398	36,043	35,961
Asia Pacific	29,798	26,801	21,632
Total	$328,631	$285,298	$266,323

(1) Represents revenue generated primarily in the United States.

Revenue information on a product, subscription and services basis is presented below (in thousands):

	Years Ended January 31,		
	2008	2007	2006
Perpetual license revenues	$ 36,156	$ 37,669	$ 44,462
Production license revenues	81,055	77,436	82,509
Subscription revenues	122,878	99,360	73,976
Maintenance revenues	32,832	31,066	33,241
Other service revenues	55,710	39,767	32,135
Total	$328,631	$285,298	$266,323

No single customer accounted for more than 10% of Wind River's total revenues in fiscal 2008, 2007 or 2006.

The distribution of long-lived assets, net of depreciation and amortization, by geographic location is as follows (in thousands):

	January 31,	
	2008	2007
North America (1)	$76,765	$75,065
EMEA	4,683	3,962
Japan	2,390	2,274
Asia Pacific	1,105	750
Total	$84,943	$82,051

(1) Long-lived assets are primarily located in the United States.

NOTE 14: SUBSEQUENT EVENTS

On February 6, 2008, subsequent to its fiscal year end, the Company adopted a reorganization plan to better align its resources with its strategic business objectives. As part of this plan, the Company intends to reduce its workforce by approximately 80 to 90 positions during the first quarter of fiscal 2009. The Company expects to incur total restructuring and other charges ranging from $3.0 million to $4.0 million in connection with this reorganization plan. Substantially all of the charges will relate to cash severance costs. The Company recognized $327,000 of these costs during the fourth quarter of fiscal 2008 related to statutory and other predefined severance benefit plans. The Company expects to incur a substantial majority of the remaining charges during the first quarter of fiscal year 2009.

As discussed in Note 9, "Common Stock," in June 2007, the Board of Directors authorized a stock repurchase program to enable the Company to purchase up to an aggregate of $50.0 million of the Company's outstanding common stock. From March 11, 2008 to April 8, 2008, the Company repurchased 6.8 million shares of its common stock for a total cost of $50.1 million and an average price of $7.43 per share. As a result of these purchases, the Company completed its share repurchase program that was authorized in June 2007.

In April 2008, the Board of Directors authorized a new stock repurchase program to enable us to purchase up to an aggregate of $50.0 million in shares of Wind River common stock in the open-market or through negotiated transactions. From April 9, 2008 to April 11, 2008, the Company repurchased 450,000 shares of its common stock under this new repurchase program for a total cost of $3.8 million and an average price of $8.39 per share.

SUPPLEMENTARY FINANCIAL INFORMATION
UNAUDITED QUARTERLY RESULTS OF OPERATIONS

We believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance. Our revenues and results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and our revenues and results of operations could fluctuate significantly quarter-to-quarter and year-to-year. Significant quarterly fluctuations in revenues will cause significant fluctuations in our cash flows and the cash and cash equivalents, accounts receivable and deferred revenue accounts on our consolidated balance sheet. Causes of such fluctuations may include: the number and timing of orders we receive, including disproportionately higher receipt and shipment of orders in the last month of the quarter; changes in the length of our products' sales cycles, which increase as our customers' purchase decisions become more strategic and are made at higher management levels; the success of our customers' products from which we derive our royalty revenue; the mix of our revenues as between sales of products and lower-margin sales of services; our ability to control our operating expenses; our ability to continue to develop, introduce and ship competitive new products and product enhancements quickly; possible deferrals of orders by customers in anticipation of new product introductions; announcements, product introductions and price reductions by our competitors; our ability to manage costs for fixed-price consulting agreements; seasonal product purchases by our customers, which historically have been higher in our fourth fiscal quarter; changes in business cycles that affect the markets in which we sell our products; economic conditions in the United States and international markets; foreign currency exchange rates; and the occurrence of unexpected events.

A summary of our quarterly results for the fiscal years ended January 31, 2008 and 2007 is as follows:

	Quarter Ended							
	Jan. 31, 2008	Oct. 31, 2007	July. 31, 2007	Apr. 30, 2007	Jan. 31, 2007	Oct. 31, 2006	July. 31, 2006	Apr. 30, 2006
	(In thousands, except per share amounts) (Unaudited)							
Total revenues, net	$84,310	$81,643	$84,629	$78,049	$76,067	$70,545	$73,710	$64,976
Gross profit	60,151	61,675	64,691	58,481	59,023	54,504	57,371	49,473
Income (loss) before income taxes	(1,642)	829	4,576	(3,341)	6	(195)	3,694	(2,652)
Net income (loss)	(2,022)(1)	(98)(2)	4,313(3)	(4,551)(4)	237(5)	(672)(6)	3,128(7)	(2,120)(8)
Net income (loss) per share:								
Basic	(0.02)	(0.00)	0.05	(0.05)	0.00	(0.01)	0.04	(0.02)
Diluted	(0.02)	(0.00)	0.05	(0.05)	0.00	(0.01)	0.04	(0.02)
Shares used in per share calculation:								
Basic	87,399	87,081	86,151	85,260	85,191	85,138	85,548	85,773
Diluted	87,399	87,081	87,181	85,260	86,561	85,138	86,503	85,773

(1) During the fourth quarter of fiscal 2008, we had charges of $5.2 million for stock-based compensation, $880,000 related to the amortization and $2.8 million related to the impairment of purchased and other intangibles, $250,000 for costs incurred for our voluntary stock option review and related litigation and $368,000 of investment impairments. In addition, the fourth quarter of fiscal 2008 includes $331,000 of revenue that relates to earlier quarters in that fiscal year.

(2) During the third quarter of fiscal 2008, we had charges of $5.3 million for stock-based compensation and $836,000 related to the amortization of purchased and other intangibles.

(3) During the second quarter of fiscal 2008, we had charges of $5.5 million for stock-based compensation, $780,000 related to the amortization of purchased and other intangibles and $605,000 for costs incurred for our voluntary stock option review and related litigation.

(4) During the first quarter of fiscal 2008, we had charges of $5.3 million for stock-based compensation, $697,000 related to the amortization of purchased and other intangibles and $1.1 million for costs incurred for our voluntary stock option review and related litigation.

(5) During the fourth quarter of fiscal 2007, we had charges of $5.7 million for stock-based compensation, $411,000 related to the amortization of purchased and other intangibles, $3.1 million for costs incurred for

our voluntary stock option review and related litigation, $411,000 of executive severance costs and a release of certain international deferred tax valuation allowances totaling approximately $2.8 million.

(6) During the third quarter of fiscal 2007, we had charges of $5.7 million for stock-based compensation, $401,000 related to the amortization of purchased and other intangibles and $1.2 million for costs incurred for our voluntary stock option review and related litigation.

(7) During the second quarter of fiscal 2007, we had charges of $5.7 million for stock-based compensation, $412,000 related to the amortization of purchased and other intangibles and $223,000 for costs incurred for our voluntary stock option review and related litigation.

(8) During the first quarter of fiscal 2007, we had charges of $5.4 million for stock-based compensation, $228,000 related to the amortization of purchased and other intangibles and $84,000 of payroll tax on stock options.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of January 31, 2008 to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has excluded the S.C. Comsys S.R.L. acquisition, which occurred in the third quarter of fiscal year 2008, from its assessment of internal control over financial reporting. The total assets and additional revenues represent 0.3% and 0.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2008.

Our management assessed the effectiveness of the company's internal control over financial reporting as of January 31, 2008. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment of internal control over financial reporting, our management has concluded that, as of January 31, 2008, the Company's internal control over financial reporting was effective.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, independently assessed the effectiveness of the company's internal control over financial reporting. PricewaterhouseCoopers LLP has issued an attestation report concurring with management's assessment, which is included at Part II, Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our executive officers required by this Item is incorporated by reference from the section entitled "Executive Officers of the Registrant" in Part 1 of this Annual Report on Form 10-K.

The information regarding our directors required by this Item is incorporated by reference from the sections entitled "Information about our Board of Directors" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

The information concerning Section 16(a) reporting required by this Item is incorporated by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

The information regarding the identification of Audit Committee members and the Audit Committee financial expert required by this Item is incorporated by reference from the section entitled "Information about our Board of Directors – Committees of the Board" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

The information required by this Item regarding material changes, if any, to the procedures by which security holders may recommend nominees to our board of directors is incorporated by reference from the section entitled "Information about our Board of Directors – Committees of the Board – Nominating and Corporate Governance Committee" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

Code of Ethics. We have adopted the Wind River Systems, Inc. Code of Business Conduct and Ethics, or the General Code, which applies to every employee, officer and director of Wind River. Additionally, we have adopted a Supplemental Code of Ethics for our CEO and Senior Officers, or the Supplemental Code. Both the

General Code and the Supplemental Code are publicly available on our website at the following URL: *http://www.ir.windriver.com*

If any substantive amendments are made to either the General Code or the Supplemental Code, or we grant any waiver, including any implicit waiver, from a provision of the General Code or the Supplemental Code to any director, our Chief Executive Officer, Chief Financial Officer or any other Covered Officer (as such term is defined in the Supplemental Code), we will disclose the nature of the amendment or waiver on our website or in a report on Form 8-K, as required by applicable laws.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the sections entitled "Executive Compensation and Related Information" and "Information about our Board of Directors – Director Compensation" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

The information required by this Item regarding Compensation Committee Interlocks and Insider Participation, if any, is incorporated by reference from the section entitled "Information about our Board of Directors – Compensation Committee Interlocks and Insider Participation" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

Information in the section of our Proxy Statement for the 2008 Annual Meeting of Stockholders entitled "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed. Such information shall not be deemed to be incorporated into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item regarding equity compensation plans is incorporated by reference from the section entitled "Equity Compensation Plan Information" in Part II, Item 5 of this Annual Report on Form 10-K.

The information required by this Item regarding stock ownership by principal stockholders and management is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item regarding related party transactions, if any, is incorporated by reference from the section entitled "Policies with Respect to Review, Approval or Ratification of Transactions with Related Persons" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

The information required by this Item regarding director independence is incorporated by reference from the section entitled "Information about our Board of Directors" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section entitled "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm" in our Proxy Statement for the 2008 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

1. Financial Statements—See Index to Consolidated Financial Statements at Item 8 of this Annual Report on Form 10-K.

All financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the required information is included in the Consolidated Financial Statements or Notes thereto.

2. Exhibits

(b) Exhibits—See Item 15(a)(1) above.

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Commission:

		Incorporated by Reference to the Registrant's filing on:			
Exhibit No.	**Exhibit Title**	**Form (File No.)**	**Date Filed**	**As Exhibit No.**	**Filed Herewith**
3.1	Amended and Restated Certificate of Incorporation of Wind River Systems, Inc., as amended.	10-Q	December 15, 2000	3.1(a)-(d)	
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock.	8-K	November 4, 1999	4.1	
3.3	Amended and Restated Bylaws of Wind River Systems, Inc.	8-K	December 20, 2007	3.1	
4.1	Amended and Restated Stockholder Rights Plan dated as of September 29, 2006 between Wind River Systems, Inc. and American Stock Transfer and Trust Company, as rights agent, and form of Rights Certificate thereunder.	8-K	October 3, 2006	4.1	
10.1*	Form of Indemnity Agreement entered into between Wind River Systems, Inc. and its officers and directors.	10-K	May 1, 2001	10.1	
10.2*	1987 Equity Incentive Plan, as amended.	S-8 (No. 333-06921)	June 26, 1996	99.1	
10.3*	Form of Incentive Stock Option Grant under the 1987 Equity Incentive Plan and Form of Nonstatutory Stock Option Grant under the 1987 Equity Incentive Plan.	S-1 (No. 33-59146)	March 5, 1993	10.3 and 10.4	
10.4*	Form of Performance Option under the Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan.	10-K	April 21, 1998	10.20	
10.5*	1993 Employee Stock Purchase Plan, as amended.	10-Q	June 11, 2007	10.6	

Exhibit No.	Exhibit Title	Incorporated by Reference to the Registrant's filing on: Form (File No.)	Date Filed	As Exhibit No.	Filed Herewith
10.6*	1995 Non-Employee Directors' Stock Option Plan, as amended.	10-Q	June 13, 2001	10.14	
10.7*	Form of Nonstatutory Stock Option Grant under the Non-Employee Director's Stock Option Plan.	10-K	April 21, 1997	10.15	
10.8*	1998 Non-Officer Stock Option Plan, as amended.	S-8 (No. 3333-92244)	July 11, 2002	99.1	
10.9*	Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-Q	September 14, 2001	10.45	
10.10*	Form of Stock Option Agreement for Belgian employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-Q	September 14, 2001	10.46	
10.11*	Form of Stock Option Agreement for French employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-K	April 30, 2003	10.11	
10.12*	Provisions Applicable to Persons Subject to the Laws of France under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-Q	September 14, 2001	10.48	
10.13*	1998 Equity Incentive Plan, as amended.	S-8 (No. 333-112156)	January 23, 2004	99.1	
10.14*	Form of Stock Option Agreement under the 1998 Equity Incentive Plan.	10-K	May 1, 2001	10.23	
10.15*	Executive Officers' Change of Control Incentive and Severance Benefit Plan dated as of November 16, 1995.	10-K	April 21, 1998	10.13	
10.16*	Amended and Restated Vice Presidents' Severance Benefit Plan.	10-Q	September 12, 2003	10.16	
10.17*	2005 Equity Incentive Plan	10-Q	June 11, 2007	10.5	
10.18*	Form of 2005 Equity Incentive Plan—Stock Option Award Agreement	8-K	April 2, 2007	10.1	
10.19*	Executive Employment Agreement dated as of November 5, 2003 by and between Wind River Systems, Inc. and Kenneth R. Klein	8-K	November 6, 2003	99.2	
10.20*	Offer Letter between Wind River Systems, Inc, and Ian Halifax, dated January 30, 2007	8-K	February 1, 2007	10.1	
10.21*	Form of 2005 Equity Incentive Plan Restricted Stock Unit Agreement	8-K	April 2, 2007	10.2	

Exhibit No.	Exhibit Title	Incorporated by Reference to the Registrant's filing on: Form (File No.)	Date Filed	As Exhibit No.	Filed Herewith
10.22*	Stock Option Agreement and Grant Notice dated March 21, 2007 by and between Wind River Systems, Inc. and Ian Halifax	10-Q	June 11, 2007	10.4	
10.23*	Section 162(m) Performance Incentive Award Plan	10-Q	June 11, 2007	10.7	
21.1	Subsidiaries of Registrant.				X
23.1	Consent of Independent Registered Public Accounting Firm.				X
24	Powers of Attorney (contained in signature page)				
31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

* Indicates management contracts or compensatory plan or arrangement filed pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIND RIVER SYSTEMS, INC.

Dated: April 15, 2008

By: /s/ IAN R. HALIFAX

Ian R. Halifax
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

Form 10-K

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kenneth R. Klein and Ian R. Halifax, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this Annual Report on Form 10-K together with all exhibits and schedules thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, and (iii) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he might do or could do in person hereby approving, ratifying and confirming all that such agent, proxy and attorneys-in-fact or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ KENNETH R. KLEIN **Kenneth R. Klein**	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	April 15, 2008
/s/ IAN R. HALIFAX **Ian R. Halifax**	Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary (principal financial officer)	April 15, 2008
/s/ JANE E. BONE **Jane E. Bone**	Chief Accounting Officer	April 15, 2008
/s/ NARENDRA K. GUPTA **Narendra K. Gupta**	Director, Vice Chairman of the Board	April 15, 2008
/s/ JOHN C. BOLGER **John C. Bolger**	Director	April 15, 2008
/s/ JERRY L. FIDDLER **Jerry L. Fiddler**	Director	April 15, 2008
/s/ GRANT M. INMAN **Grant M. Inman**	Director	April 15, 2008
/s/ HARVEY C. JONES **Harvey C. Jones**	Director	April 15, 2008
/s/ STANDISH H. O'GRADY **Standish H. O'Grady**	Director	April 15, 2008

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WIND RIVER

500 WIND RIVER WAY
ALAMEDA, CA 94501

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 12, 2008

TO OUR STOCKHOLDERS:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Wind River Systems, Inc. The Annual Meeting will be held on Thursday, June 12, 2008, at 9:00 a.m. local time at Wind River's headquarters located at 500 Wind River Way, Alameda, California. The items of business are:

1. The election of our Board of Directors; and
2. The ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009.

In addition, we may transact such other business as may properly come before the Annual Meeting or any continuations, adjournments or postponements thereof. We are not aware of any other business to come before the Annual Meeting.

These items of business are more fully described in the Proxy Statement that accompanies this Notice of Annual Meeting. Please read the Proxy Statement carefully.

Only stockholders of record at the close of business on April 15, 2008 are entitled to vote at the Annual Meeting. This Notice, the Proxy Statement and the Annual Report on Form 10-K are first being mailed to stockholders on or about May 2, 2008. Whether or not you plan to attend the Annual Meeting, please vote using the Internet or the telephone, or complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. The Proxy Statement describes proxy voting in more detail.

We encourage you to sign up for electronic delivery of future Wind River annual reports and proxy materials in order to conserve natural resources and help us save costs in producing and distributing these materials. If you wish to receive our annual report and proxy materials electronically next year, please follow the instructions contained on the enclosed proxy card or visit our investor relations website at *http://ir.windriver.com*.

By Order of the Board of Directors,

Ian Halifax
Senior Vice President, Finance and Administration,
Chief Financial Officer and Secretary

Alameda, California
May 2, 2008

WIND RIVER

PROXY STATEMENT FOR
2008 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 12, 2008

INFORMATION CONCERNING SOLICITATION

The enclosed proxy is solicited on behalf of the Board of Directors of Wind River Systems, Inc. ("Wind River" or the "Company") for use at Wind River's 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 12, 2008, at 9:00 a.m. local time, or at any continuations, adjournments or postponements thereof. The purposes of the Annual Meeting are described in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at Wind River's headquarters located at 500 Wind River Way, Alameda, California 94501.

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about May 2, 2008, to stockholders entitled to vote at the Annual Meeting. Our Annual Report on Form 10-K for the year ended January 31, 2008, which includes consolidated financial statements, is being mailed with this Proxy Statement. Stockholders may obtain, for the cost of copying, a copy of any exhibits to our Form 10-K by writing to Wind River Systems, Inc., 500 Wind River Way, Alameda, California 94501, Attention: Secretary. Our telephone number is (510) 748-4100, and our Internet address is http://www.windriver.com.

Stockholders may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as exhibits and amendments to those reports, on the day of filing with the Securities and Exchange Commission ("SEC"), on our website at http://www.windriver.com or by contacting the Investor Relations Department at our corporate offices by calling (866) 296-5361. Stockholders may also read or copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access the SEC's website at http://www.sec.gov.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Who may vote?

You may vote at the Annual Meeting if you owned your shares as of the close of business on April 15, 2008, which is referred to as the "Record Date." As of the Record Date, we had a total of 80,718,742 shares of common stock ("Common Stock") outstanding, which were held of record by 579 stockholders. As of the Record Date, we had no shares of preferred stock outstanding. You are entitled to one vote for each share of our Common Stock that you own as of the close of business on the Record Date.

How do I vote my proxy?

If your shares of Common Stock are held by a broker, bank or other nominee, you will receive instructions from them that you must follow in order to have your shares voted. If you hold your shares in your own name as a holder of record, you may instruct the proxy holders how to vote your Common Stock by:

- voting via the Internet;
- voting by telephone; or
- voting by mail.

You may also choose to come to the Annual Meeting and vote your shares in person, as described below.

- To Vote over the Internet:

To vote over the Internet through services provided by Broadridge Financial Solutions, Inc., log on to the Internet at: http://www.proxyvote.com and follow the instructions at that site. If you vote on the Internet, you do not need to complete and mail your proxy card.

- To Vote by Telephone:

To vote by telephone through services provided by Broadridge Financial Solutions, Inc., call the telephone number printed on your proxy card or voting instruction form, and follow the instructions provided on each proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

- To Vote by Mail:

Sign and return the proxy card in the enclosed postage-paid and addressed envelope. If you received more than one proxy card, your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

- To Vote in Person at the Annual Meeting:

If you plan to attend the Annual Meeting and vote in person, we will provide you with a ballot at the Annual Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Annual Meeting.

If your shares are held in the name of your broker or other nominee, you are considered the "beneficial owner" of shares held in street name. If you wish to vote at the Annual Meeting, you will need to bring with you to the Annual Meeting a legal proxy from your broker or other nominee authorizing you to vote such shares.

- Wind River 401(k) Plan Participants:

If you are a participant in our 401(k) Plan, your proxy will incorporate all shares you own through the 401(k) Plan, assuming your shares are registered in the same name. Your proxy will serve as a voting instruction for the trustee of the 401(k) Plan. If you own shares through the 401(k) Plan and you do not vote, the plan trustee will vote those shares in the same proportion as other 401(k) Plan participants vote their 401(k) Plan shares.

How will the proxy holders vote?

If you provide instructions in your completed proxy card, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted "FOR" the election of all of the directors listed in Proposal One and "FOR" Proposal Two.

What matters are being presented at the Annual Meeting?

We are not aware of any matters to be presented at the Annual Meeting other than those described in the Notice of Meeting and this Proxy Statement.

Will the proxy holders have discretionary voting power?

If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned or postponed, the proxy holders can vote your shares on the new Annual Meeting date as well, unless you have subsequently revoked your proxy.

How can I change my vote?

If you are a holder of record and would like to change your vote, you can do so in the following ways:

- deliver written notice of your revocation of your proxy to our Secretary prior to the Annual Meeting;
- deliver a properly executed, later dated proxy prior to the Annual Meeting; or
- attend the Annual Meeting and vote in person.

Please note that your attendance at the Annual Meeting in and of itself is not enough to revoke your proxy. If your shares are held by a broker, bank or other nominee, you must contact them in order to find out how to change your vote.

Who is paying the cost of this proxy solicitation?

Wind River will pay the cost of this proxy solicitation. We may retain an independent proxy solicitation company to assist with the solicitation of proxies and will pay any related costs. We may, on request, reimburse brokerage firms and other nominees for their expenses in forwarding proxy materials to beneficial owners. In addition to soliciting proxies by mail, we expect that our directors, officers and employees may solicit proxies in person or by telephone or facsimile. None of these individuals will receive any additional or special compensation for doing this.

What constitutes a quorum for the Annual Meeting?

A quorum will be present at the Annual Meeting if a majority of our outstanding shares of Common Stock entitled to vote at the Annual Meeting are represented in person or by proxy at the Annual Meeting.

What are the recommendations of the Board of Directors?

Our Board of Directors recommends that you vote:

- "FOR" the re-election of John C. Bolger, Jerry L. Fiddler, Narendra K. Gupta, Grant M. Inman, Harvey C. Jones, Kenneth R. Klein and Standish H. O'Grady as the members of our Board of Directors; and
- "FOR" the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009.

What vote is required for the proposals?

Directors are elected by a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

How are abstentions, withheld, and "broker non-votes" counted?

We treat shares that are voted "WITHHELD" or "ABSTAIN" in person or by proxy as being:

- present for purposes of determining whether or not a quorum is present at the Annual Meeting; and
- entitled to vote on a particular subject matter at the Annual Meeting.

Therefore, a "WITHHELD" or "ABSTAIN" vote is the same as voting against a proposal that has a required, affirmative voting threshold, as in the case of Proposal Two, but will have no effect on Proposal One, the election of our directors, who are elected by a plurality of votes. If you hold your Common Stock through a broker, the broker may be prevented from voting shares held in your brokerage account on some proposals (a "broker non-vote") unless you have given the broker voting instructions. Shares that are subject to a broker non-vote are counted for purposes of determining whether a quorum exists but do not count for or against any particular proposal. For Proposals One and Two, your broker is entitled to vote your shares on these matters if no instructions are received by you.

What is the deadline for receipt of stockholder proposals for the 2009 Annual Meeting?

Stockholders may present proposals for action at a future annual meeting of stockholders only if they comply with the requirements of the proxy rules established by the SEC and our bylaws. Any stockholder who intends to submit a proposal, including nominations for the election of directors, at our 2009 Annual Meeting of Stockholders must ensure that the proposal is received by the Corporate Secretary at Wind River Systems, Inc, 500 Wind River Way, Alameda, CA 94501:

- not later than January 2, 2009, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- not later than March 14, 2009, if the proposal is submitted pursuant to our bylaws, in which case the notice of the proposal must meet certain requirements set forth in our bylaws, as summarized below, and we will not be required to include the proposal in our proxy materials.

In addition to the SEC rules and regulations, our bylaws establish an advance notice procedure for stockholder proposals. Generally for stockholder proposals, including the nomination of a person for director, a stockholder must provide written notice to our corporate secretary at least 90 days in advance of the first anniversary of the previous year's meeting but not more than 120 days prior to that date. Moreover, your notice must contain specific information concerning the matters to be brought before the meeting. We urge you to read Article III, Section 5, of our bylaws in full in order to fully understand the requirements of bringing a proposal or nomination. A copy of the full text of the bylaw provision relating to our advance notice procedure may be obtained by writing to our corporate secretary. All notices of proposals by stockholders, whether or not to be included in our proxy materials for a stockholder meeting, should be sent to Wind River Systems, Inc., 500 Wind River Way, Alameda, California 94501, Attention: Secretary.

In addition, we anticipate that the proxies solicited by the Board of Directors for the 2009 Annual Meeting of Stockholders will confer discretionary authority to vote on any stockholder proposal presented at that meeting as permitted by applicable rules and regulations.

INFORMATION ABOUT OUR BOARD OF DIRECTORS

General

Our Board of Directors is currently comprised of seven members. Each director serves in office until the next annual meeting of stockholders and until his or her successor is elected and has duly qualified, or until such director's earlier death, resignation or removal. In the time between annual meetings, the Board has the authority under our bylaws to increase or decrease the size of the Board and fill vacancies.

The Board of Directors is responsible for supervision of the overall affairs of Wind River. The Board of Directors held seven meetings during fiscal year 2008. To assist the Board in carrying out its duties, the Board has delegated certain authority to several committees. During fiscal year 2008, each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board of which he was a member (during the period that he was a member).

Based on a review by the Board of Directors of all relevant information, the Board of Directors has determined that, as of the date of this Proxy Statement, each of our directors, other than Mr. Klein, is "independent" as defined under the rules of the Nasdaq Stock Market.

Throughout fiscal year 2008, Harvey C. Jones acted as "Lead Independent Director". During fiscal year 2008, there were five executive sessions of the independent directors.

Information About the Directors and Nominees

The stockholders of Wind River elect our directors each year. Set forth below is information regarding our directors as of April 15, 2008:

Name	Age	Position	Director Since
John C. Bolger	61	Director	2000
Jerry L. Fiddler	56	Director	1983
Narendra K. Gupta	59	Director, Vice Chairman	2000
Grant M. Inman	66	Director	1999
Harvey C. Jones	55	Lead Independent Director	2004
Kenneth R. Klein	48	Director, Chairman of the Board, President and Chief Executive Officer	2003
Standish H. O'Grady	47	Director	2004

There are no family relationships between any directors and executive officers.

Proxy

Director Nominees Standing for Re-election:

John C. Bolger became a director of Wind River in February 2000 in connection with Wind River's acquisition of Integrated Systems, Inc. From July 1993 to February 2000, Mr. Bolger was a director of Integrated Systems, Inc. Mr. Bolger is currently a private investor and is a retired Vice President, Finance and Administration, and Secretary of Cisco Systems, Inc., a networking systems company. Mr. Bolger is also a director of Cogent, Inc., a biometric systems company, Mattson Technology Inc., a semiconductor equipment manufacturer, and Mission West Properties, a real estate investment trust. He holds a B.A. in English Literature from the University of Massachusetts and an M.B.A. from Harvard University and is a certified public accountant.

Jerry L. Fiddler co-founded Wind River in February 1983 and has served as a director since Wind River's inception. He also served as Chairman of the Board from February 1983 to January 2004. Mr. Fiddler served as

Chief Executive Officer of Wind River from February 1983 to March 1994, and as Interim Chief Executive Officer from April to September 1999. Prior to founding Wind River, he was a computer scientist in the Real-Time Systems Group at Lawrence Berkeley Laboratory. Mr. Fiddler is also a director of several privately-held companies. Mr. Fiddler holds a B.A. in music and photography and an M.S. in computer science from the University of Illinois.

Narendra K. Gupta became a director and Vice Chairman of Wind River in February 2000 in connection with Wind River's acquisition of Integrated Systems, Inc. Dr. Gupta has been a Managing Director of Nexus India Capital, a venture capital investment firm, since 2006. Previously, he was a founder, Chairman of the Board and Chief Executive Officer of Integrated Systems, Inc. and also served as Interim President and Chief Executive Officer of Wind River from June 2003 to January 2004. Dr. Gupta currently serves as a director of Red Hat, Inc., an open source solutions software company, TIBCO Software Inc., a business integration and process management software company, and several privately-held companies and non-profit organizations. Dr. Gupta holds a B. Tech. degree from the India Institute of Technology, an M.S. degree from the California Institute of Technology and a Ph.D.degree from Stanford University, all in engineering. He was elected a Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 1991.

Grant M. Inman became a director of Wind River in June 1999. He is the founder and General Partner of Inman Investment Management, a private venture capital investment company formed in 1998. Prior to 1998, he co-founded and was General Partner of Inman & Bowman, a venture capital firm formed in 1985. Mr. Inman serves as a director of Lam Research Corporation, a semiconductor equipment manufacturer, and Paychex, Inc., a payroll and human resources outsourcing services company, and is a trustee of the University of California, Berkeley Foundation. Mr. Inman holds a B.A. in economics from the University of Oregon and an M.B.A. from the University of California, Berkeley.

Harvey C. Jones became a director of Wind River in February 2004. Mr. Jones is the Chairman of the Board of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., where he served as Chief Executive Officer through January 1994 and as Executive Chairman of the Board until February 1998. Prior to Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the board of NVIDIA Corporation, a manufacturer of graphics chips, and on the boards of various privately-held companies. Mr. Jones holds a B.S. degree in mathematics and computer sciences from Georgetown University and an M.S. in management from the Massachusetts Institute of Technology.

Kenneth R. Klein has been a director of Wind River since July 2003 and in January 2004 became the Chairman of the Board, President and Chief Executive Officer of Wind River. Prior to joining Wind River, Mr. Klein was with Mercury Interactive Corporation, a software company focused on business technology optimization, where he served as Chief Operating Officer from January 2000 until December 2003. He also served at Mercury Interactive as a director from July 2000 until December 2003 and held management positions there from 1992 through 1999 including President of North American Operations and Vice President of North American Sales. Mr. Klein serves on the board of Tumbleweed Communications Corp., a provider of messaging solutions, and is a director of several privately-held companies. Mr. Klein holds a B.S. in electrical engineering and biomedical engineering from the University of Southern California.

Standish H. O'Grady has been a director of Wind River since February 2004. Mr. O'Grady is a Managing Director of Granite Ventures LLC, an early-stage venture capital firm that he co-founded in 1998. He previously served in various positions with Hambrecht & Quist Group's venture capital practice since 1986. Mr. O'Grady is currently a director of Tumbleweed Communications Corp., a provider of messaging solutions, and of several privately-held companies. Mr. O'Grady holds a B.S.E. degree in chemical engineering from Princeton University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

Committees of the Board

During fiscal year 2008, the Board had four standing committees:

- an Audit Committee;
- a Compensation Committee;
- a Nominating and Corporate Governance Committee; and
- a Non-Officer Equity Awards Committee.

Based on a review by the Board of Directors, all members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are "independent directors" as defined under the rules of the Nasdaq Stock Market. The following chart details the current membership and the membership of each committee during fiscal year 2008 and the number of meetings each committee held in fiscal year 2008, including the number of times each committee acted by written consent without a meeting.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Non-Officer Equity Awards Committee *(1)*
Non-Employee Directors:				
John C. Bolger *(2)*	C		M	
William B. Elmore *(3)*		M	M	
Jerry L. Fiddler *(4)*			M	
Narendra K. Gupta *(5)*		M	M	*(1)*
Grant M. Inman	M	M	C	*(1)*
Harvey C. Jones *(6)*	M		M	
Standish H. O'Grady		C	M	*(1)*
Employee Directors:				
Kenneth R. Klein				M
Number of Meetings in Fiscal Year 2008	9	7	3	1
Actions by Written Consent in Fiscal Year 2008	—	8	—	11

M = Member
C = Chair

(1) The Non-Officer Equity Awards Committee is comprised of at least two directors, one of whom must be a non-employee director. As presently constituted, actions of the Committee may be taken by Mr. Klein together with one member of the Compensation Committee.
(2) The Board has determined that Mr. Bolger qualifies as an "audit committee financial expert."
(3) Mr. Elmore resigned from the Board of Directors and all of its committees on June 13, 2007.
(4) Mr. Fiddler was appointed to the Nominating and Corporate Governance Committee on June 13, 2007.
(5) Mr. Gupta was appointed to the Compensation Committee and the Nominating and Corporate Governance Committee on June 13, 2007.
(6) The Board has designated Mr. Jones as "Lead Independent Director".

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its responsibility to oversee management regarding:

- the conduct and integrity of our financial reporting;
- our systems of internal accounting, and financial and disclosure controls;

- the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm, their conduct of the annual audit, and their engagement for any other services;
- our legal and regulatory compliance;
- our codes of ethics as established by management and the Board; and
- the preparation of the audit committee report required by SEC rules to be included in our annual proxy statement.

The Audit Committee currently consists of three members of the Board of Directors, all of whom: (i) meet the criteria for "independence" set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended; (ii) have not participated in the preparation of the financial statements of Wind River or any of its current subsidiaries at any time during the past three years; and (iii) are able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. The Board of Directors has determined that Mr. Bolger qualifies as an "audit committee financial expert." The current Audit Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

Compensation Committee

The Compensation Committee assists the Board of Directors in overseeing our compensation policies and practices, including:

- determining and approving the compensation of our Chief Executive Officer;
- reviewing and approving compensation levels for our other executive officers;
- reviewing and recommending to the Board cash and equity compensation incentives for non-employee directors;
- reviewing and approving management incentive compensation policies and programs;
- reviewing and approving equity compensation programs for employees, and exercising discretion in the administration of such programs; and
- preparing the compensation committee report required by SEC rules to be included in our annual proxy statement.

The Compensation Committee has the authority to engage the services of outside advisors, experts and others to assist it in carrying out its responsibilities. Periodically, the Compensation Committee engages its own independent compensation consulting firm (currently Radford Surveys + Consulting, an Aon Consulting Company) to assist it in the ongoing evaluation and analysis of Wind River's executive compensation programs and practices to ensure that they are structured appropriately to achieve our compensation objectives. For a description of the role of the compensation consulting firm in determining or recommending the amount or form of executive compensation, please see the section entitled *"Outside Compensation Consultant"* on page 20 hereof. For a description of the role of the compensation consulting firm in determining or recommending the amount or form of director compensation, please see the section entitled *"Director Compensation—Cash Compensation"* on page 12 hereof. For a description of the role of our executive officers in determining or recommending the amount or form of executive compensation, please see the section entitled *"Role of Chief Executive Officer in Setting Compensation"* on page 21 hereof. Our executive officers do not have a role in recommending the amount or form of director compensation.

The Compensation Committee currently consists of three members of the Board of Directors, all of whom are non-employee, outside directors, in addition to being "independent directors" as defined under the rules of the Nasdaq Stock Market. The Compensation Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee:

- assists the Board of Directors in identifying prospective Board nominees, consistent with criteria established by the Board;
- recommends to the Board the persons to be nominated as directors for election at the annual meeting of stockholders;
- recommends members for each Board committee;
- ensures that the Board is properly constituted to meet its fiduciary obligations to Wind River and its stockholders and that Wind River follows appropriate governance standards;
- develops and recommends to the Board governance principles applicable to Wind River; and
- oversees the evaluation of the Board and management.

The Nominating and Corporate Governance Committee currently consists of six members of the Board of Directors, all of whom are "independent" in accordance with the rules of the Nasdaq Stock Market. The Committee's charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

Consideration of Stockholder Nominee Recommendations. The Nominating and Corporate Governance Committee considers nominees recommended by stockholders for election to the Board. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Wind River Systems, Inc., 500 Wind River Way, Alameda, California, 94501, Attn: Secretary, and must include as to each person whom the stockholder proposes to nominate all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. A stockholder's recommendation to the Secretary must also set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made: the name and address of the stockholder, as they appear on our books, and of the beneficial owner; the class and number of shares of Wind River that are owned beneficially and of record by the stockholder and of the beneficial owner; and whether either the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of our voting shares to elect such nominee(s). Additionally, the stockholder must provide any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in his or her capacity as a proponent of a stockholder proposal.

Except as may be required by rules promulgated by the Nasdaq Stock Market or the SEC, there are currently no specific, minimum qualifications that must be met by a candidate for the Board of Directors, nor are there any specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess.

Non-Officer Equity Awards Committee

The Non-Officer Equity Awards Committee has the authority (subject to limitations, if any, which may be established by the Board) to grant equity awards to employees who are not officers of the company, in accordance with our equity compensation plans. The Non-Officer Equity Awards Committee is comprised of at least two directors, one of whom must be a non-employee director. As presently constituted, actions of the Committee may be taken by Mr. Klein together with one member of the Compensation Committee. The Non-Officer Equity Awards Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

Annual Meeting Attendance

Our policy is that members of the Board of Directors are expected to attend the Annual Meeting of Stockholders. All seven of our directors attended the 2007 Annual Meeting of Stockholders.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or was, during fiscal year 2008, an officer or employee of Wind River or its subsidiaries. During fiscal year 2008, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee. In addition, during fiscal year 2008, none of our executive officers served as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Communicating with Our Directors

You may contact our Board of Directors by writing to them via regular mail at Board of Directors, c/o Wind River Systems, Inc., 500 Wind River Way, Alameda, California 94501. If you wish to contact our Board of Directors or any member of the Audit Committee to report questionable accounting or auditing matters, you may do so anonymously by using this mailing address and designating the communication as "confidential." We handle communications to our Board of Directors as follows:

- Any stockholder communication that the Board receives will first go to the Vice President, Investor Relations, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in our stockholder communications log.
- Unless the communication is marked "confidential," management will review, summarize and, if appropriate, draft a response to the communication in a timely manner. The summary and response will be in the form of a memo, which will become part of the stockholder communications log that the Investor Relations department maintains with respect to all stockholder communications.
- Management will then forward the original stockholder communication along with the memo to the Board member(s) (or committee chair, if the communication is addressed to a committee) for review.
- Any stockholder communication marked "confidential" will be logged by the Vice President of Investor Relations as "received" but will not be reviewed, opened or otherwise held by the Vice President of Investor Relations or any other member of management. Such confidential correspondence will be immediately forwarded to the addressee(s) without a memo or any other comment by management.

Director Compensation

The following table sets forth the compensation earned by our non-employee directors for fiscal year 2008. Mr. Klein, our Chairman of the Board, President and Chief Executive Officer, does not receive compensation for serving on our Board of Directors.

DIRECTOR COMPENSATION
For Fiscal Year Ended January 31, 2008

Name	Fees Earned ($)	Equity-Based Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
John C. Bolger	78,634(3)	78,731	9,616	166,981
William B. Elmore (4)	19,599	78,731	—	98,330
Jerry L. Fiddler	29,167	78,731	15,528	123,426
Narendra K. Gupta	36,088	78,731	13,620	128,439
Grant M. Inman	80,875	78,731	—	159,606
Harvey C. Jones	78,130(3)	146,097	13,620	237,847
Standish H. O'Grady	67,175	146,097	75	213,347

(1) Amounts shown do not reflect compensation actually received by the director. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal year 2008 for all outstanding option awards, as determined pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), excluding any estimates of future forfeitures. For a discussion of the assumptions used to calculate the value of options awards, see Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2008 filed with the SEC on April 15, 2008. See the table below for details of the number of option awards made to each of our non-employee directors during fiscal year 2008, including the exercise price and vesting schedule. To date, we have not granted our directors equity awards other than stock options.

(2) Represents Wind River's portion of health benefit premiums paid in fiscal year 2008. For Mr. Fiddler, amount also includes $1,908 for payment of certain telecommunications expenses.

(3) Includes payment of $8,500 in connection with the director's work on the Special Committee of the Board of Directors that was established in connection with our voluntary review of our historical stock option granting practices and related accounting.

(4) Mr. Elmore resigned from the Board of Directors and all of its committees on June 13, 2007.

During the fiscal year ended January 31, 2008, we made the following grants of stock options (in accordance with the annual automatic non-employee director grant provisions of the 2005 Equity Incentive Plan) to our current non-employee directors for their service as directors:

Director	Number of Option Shares Granted *(1)*	Exercise Price Per Share *(2)*	Grant Date Fair Value of Stock Option Awards
John C. Bolger	15,000	$9.94	$72,150
William B. Elmore *(3)*	15,000	$9.94	$72,150
Jerry L. Fiddler	15,000	$9.94	$72,150
Narendra K. Gupta	15,000	$9.94	$72,150
Grant M. Inman	15,000	$9.94	$72,150
Harvey C. Jones	15,000	$9.94	$72,150
Standish H. O'Grady	15,000	$9.94	$72,150

(1) Under the 2005 Equity Incentive Plan, the option automatically terminates on the first anniversary of the grant date if the director fails to attend at least 75% of the meetings of the Board and any committee on which he serves that were held during the fiscal year in which the option was granted. The option automatically vests in full on the first anniversary of the grant date if the director attends at least 75% of the meetings of the Board and any committee on which he serves that were held during the fiscal year in which the option was granted.

(2) Exercise price equals 100% of the fair market value of our Common Stock on April 1, 2007, the date of grant.

(3) Mr. Elmore resigned from the Board of Directors and all of its committees on June 13, 2007.

The foregoing grants were made on April 1, 2007 pursuant to provisions of our 2005 Equity Incentive Plan that provide for the automatic grant of 15,000 options to each non-employee director on April 1 of each year. See "—*Equity Compensation*" below. Since the end of the fiscal year ended January 31, 2008, we granted 15,000 options to each of our directors on April 1, 2008 with an exercise price of $8.14, the closing price of Common Stock on the grant date.

As of April 15, 2008, non-employee directors held outstanding options to purchase an aggregate of 1,188,676 shares under all of our option plans, including options granted to Messrs. Fiddler and Gupta when they were employees of Wind River. See "Security Ownership of Certain Beneficial Owners and Management" on page 17 for the number of shares of Common Stock beneficially owned by each of the directors and nominees as of April 15, 2008, including the number of shares subject to stock options exercisable within 60 days after April 15, 2008.

Cash Compensation

Our Board of Directors is comprised of seven members, six of whom are not currently employees of Wind River. The Compensation Committee of the Board of Directors reviews board compensation on an as-needed basis. As part of its review of Board compensation in January 2007, the Compensation Committee, with the assistance of its outside compensation consulting firm, Radford Surveys + Consulting, an Aon Consulting Company, reviewed and analyzed current market data with respect to our Board compensation policies and strategy, including both cash compensation and equity awards. The Compensation Committee reviewed data from our peer group companies at that time (see *"Peer Group Benchmarking"* at page 21) and recommended to the Board of Directors certain increases to our cash compensation structure for our non-employee directors in order to align us with the 50th percentile of our peer group. Following the conclusion of its review of the Board compensation structure, the Compensation Committee recommended, and the Board of Directors approved, the following cash compensation structure for Board members to commence in fiscal year 2008:

Type of Payment	*Amount*
Annual retainer:	
Board member	$ 25,000
Lead independent director	$ 12,500
Audit Committee (chairman/member)	$15,000/$6,000
Compensation Committee (chairman/member)	$10,000/$5,000
Nominating and Corporate Governance Committee (chairman/member)	$ 6,000/$4,000
Additional fees per meeting:	
Board meeting	$ 2,000
Audit Committee meeting	$ 2,000
Compensation Committee meeting (chairman/member)	$ 1,500/$1,250
Nominating/Corporate Governance Committee meeting (chairman/member)	$ 1,375/$1,250

In addition, non-employee directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Beginning in fiscal year 2002, the non-employee directors also became eligible to receive health benefits under our health plans available generally to all of our regular employees. Five of our non-employee directors have elected to receive certain of such benefits and we pay a portion of their premiums. Those non-employee directors who have elected to receive health benefits under our health plans (currently, Messrs. Bolger, Fiddler, Gupta, Jones and O'Grady) will have their cash compensation reduced by the amount of the Company's contribution to their health benefit premiums.

Equity Compensation

The Board of Directors has established the following equity compensation levels for all non-employee directors pursuant to the 2005 Equity Incentive Plan, which has been approved by the Company's shareholders:

- Upon election to the Board of Directors, new directors are automatically granted options to purchase 50,000 shares of our Common Stock. These options vest in four equal annual installments.
- On April 1st of each year, each non-employee director is automatically granted options to purchase 15,000 shares of our Common Stock. If the non-employee director was not a non-employee director on April 1 of the previous year, such director receives an option covering the number of shares determined by multiplying 15,000 shares by a fraction, the numerator of which is the number of days since the non-employee director received his or her initial grant upon election to the Board of Directors, and the denominator of which is 365, rounded down to the nearest whole share. The option automatically terminates on the first anniversary of the grant date if the director fails to attend at least 75% of the meetings of the Board and any committee on which he serves that were held during the fiscal year in

which the grant was made. The option automatically vests in full on the first anniversary of the grant date if the director attends at least 75% of the meetings of the Board and any committee on which he serves that were held during the fiscal year in which the grant was made.

All stock options granted to non-employee directors have an exercise price equal to the fair market value of our Common Stock on the date of grant and expire ten years from the date of grant.

PROPOSAL ONE:
ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of seven members. Each director serves in office until the next annual meeting of stockholders and until his or her successor is elected and has duly qualified, or until such director's earlier death, resignation or removal. In the time between annual meetings, the Board has the authority under our bylaws to increase or decrease the size of the Board and fill vacancies.

Board Independence

Based on a review by the Board of Directors of all relevant information, the Board of Directors has determined that, as of the date of this Proxy Statement, each of our directors, other than Mr. Klein, is "independent" as defined under the rules of the Nasdaq Stock Market.

Nominees

The Nominating and Corporate Governance Committee of the Board of Directors has recommended, and the Board of Directors has approved, the following nominees for election at the Annual Meeting of Stockholders. Each nominee is currently a member of the Board of Directors.

- John C. Bolger;
- Jerry L. Fiddler;
- Narendra K. Gupta;
- Grant M. Inman;
- Harvey C. Jones;
- Kenneth R. Klein; and
- Standish H. O'Grady.

Please see *"Information About the Directors and Nominees"* on page 5 of this Proxy Statement for information concerning each of our incumbent directors standing for re-election.

Shares represented by valid proxies will be voted, if authority to do so is not withheld, for the election of these seven nominees. If any nominee becomes unavailable for election, the proxy holders will vote all shares represented by valid proxies for the election of any substitute nominee that the Board of Directors may nominate. Each nominee named above has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

Vote Required

Directors are elected by a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote. This means that the seven nominees who receive the greatest number of votes will be elected. There are no cumulative voting rights in the election of our directors.

Recommended Vote

The Board of Directors unanimously recommends a vote **FOR** each nominee listed above.

PROPOSAL TWO:
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Based upon the recommendation of the Audit Committee, the Board of Directors has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to Wind River to audit our consolidated financial statements for the fiscal year ending January 31, 2009.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may hire different independent registered public accounting firms at any time during the year if it determines that such a change would be in the best interests of Wind River and its stockholders.

PricewaterhouseCoopers LLP has audited our financial statements since the fiscal year ended January 31, 1990. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

The aggregate fees billed for professional accounting services by PricewaterhouseCoopers LLP for the fiscal years ended January 31, 2008 and 2007 are as follows:

	Fiscal Year Ended January 31,	
	2008	2007
Audit Fees *(1)*	$1,755,591	$2,694,209
Audit-Related Fees *(2)*	189,049	116,872
Tax Fees *(3)*	484,422	478,940
All Other Fees *(4)*	3,000	3,000
Total Fees	$2,432,062	$3,293,021

(1) Comprised of fees billed for professional services rendered for the integrated audit of Wind River's consolidated financial statements and of its internal control over financial reporting, for review of the interim consolidated financial statements included in quarterly reports and for services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings. Fiscal year 2007 also includes fees incurred in connection with the Company's review of its historical stock option granting practices and the related accounting.
(2) Comprised of fees billed for consultation regarding financial accounting and reporting matters.
(3) Comprised of fees billed for professional services for tax compliance, tax advice and tax planning.
(4) Represents fees for subscription to PricewaterhouseCoopers LLP's on-line research tool.

Proxy

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firms

The Audit Committee has adopted a pre-approval policy which requires the Audit Committee to approve in advance all audit and permissible non-audit services provided by independent registered public accounting firms ("Pre-Approval Policy"). These services may include audit services, audit-related services, tax services and other services. In accordance with the Pre-Approval Policy, each year the Audit Committee must negotiate and approve the terms of engagement of the independent registered public accounting firm, and approve all audit, audit-related, tax and all other non-audit services to be provided to us by the independent registered public accounting firm for the fiscal year. Also, the Audit Committee must pre-approve any additions or modifications to the previously approved services in accordance with the Pre-Approval Policy. To ensure prompt handling of unforeseeable or unexpected matters that arise between Committee meetings, the Audit Committee has delegated to its Chair (and/or such other members of the Audit Committee as the Chair may designate) the authority to review and, if appropriate, approve in advance any request by the independent registered public accounting firm to provide tax and/or all other non-audit services. Any such approval must be reported to the Audit Committee at its next scheduled meeting, and the corresponding changes made to the list of services and budget previously approved by the Audit Committee.

Percentage of Audit Fees Pre-Approved

During fiscal year 2008, all audit and permissible non-audit services were pre-approved by the Audit Committee.

Independence of PricewaterhouseCoopers LLP

The Audit Committee has determined that the accounting advice and tax services provided by PricewaterhouseCoopers LLP are compatible with maintaining PricewaterhouseCoopers LLP's independence.

Recommended Vote

The Board unanimously recommends a vote **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 15, 2008, regarding beneficial ownership of our Common Stock by (i) each person who is known to us to own beneficially more than 5% of our Common Stock; (ii) each director and each nominee for election as a director of Wind River; (iii) each executive officer named in the Summary Compensation Table of this Proxy Statement; and (iv) all of our current directors and officers as a group.

	Amount and Nature of Beneficial Ownership *(2)*	
Name and Address of Beneficial Owner *(1)*	**Number of Shares**	**Percent of Total Outstanding *(3)***
Five Percent Stockholders:		
Mazama Capital Management, Inc. *(4)*	14,792,527	18.3%
T. Rowe Price Associates, Inc. *(5)*	8,353,918	10.3%
Soros Fund Management LLC *(6)*	5,826,666	7.2%
Named Executive Officers and Directors:		
Narendra K. Gupta *(7)*	4,792,775	5.9%
Jerry L. Fiddler *(8)*	4,179,668	5.2%
Kenneth R. Klein *(9)*	3,211,774	3.8%
Damian G. Artt *(10)*	244,388	*
John C. Bolger *(11)*	102,140	*
John J. Bruggeman *(12)*	246,192	*
Ian R. Halifax *(13)*	133,510	*
Grant M. Inman *(14)*	269,000	*
Harvey C. Jones *(15)*	110,000	*
Scot K. Morrison *(16)*	463,047	*
Standish H. O'Grady *(17)*	150,000	*
Michael W. Zellner *(18)*	1,922	*
All executive officers and directors as a group (14 persons) *(19)*	14,197,513	16.5%

* Less than 1%

(1) Unless otherwise indicated, the address for all beneficial owners is c/o Wind River Systems, Inc., 500 Wind River Way, Alameda, CA 95401

(2) Under SEC rules, a person who directly or indirectly has or shares voting power or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. The information on beneficial ownership in the table and the footnotes is based upon our records and the most recent Schedule 13D or 13G filed by each such person and information supplied to us by such person. Unless otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares subject to options which are exercisable within 60 days after April 15, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(3) Applicable percentages are based on 80,718,742 shares of Wind River Common Stock outstanding on April 15, 2008, adjusted as required by rules promulgated by the SEC.

(4) Based on Schedule 13G filed with the SEC on February 8, 2008. The address of the beneficial owner is One Southwest Columbia Street, Suite 1500, Portland, Oregon 97258.

(5) Based on Schedule 13G filed with the SEC on February 12, 2008. The address of the beneficial owner is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment

adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6) Based on Schedule 13G filed with the SEC on March 17, 2008. The address of the beneficial owner is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

(7) Includes 3,483,236 shares held by the Narendra and Vinita Gupta Living Trust dated 12/2/94, of which Mr. Gupta is a trustee; 920,000 shares held by the Gupta Irrevocable Children Trust, of which Mr. Gupta is also a trustee; 7,176 shares held in an account benefiting Mr. Gupta's daughter under the Uniform Gift to Minors Act, of which Mr. Gupta is the custodian; 474 shares held in his ESPP account and 89 shares held in his 401(k) plan. Also includes 381,800 shares subject to stock options exercisable within 60 days after April 15, 2008. Mr. Gupta disclaims beneficial ownership of the shares held in the Gupta Irrevocable Children Trust and those held in his daughter's name.

(8) Includes 2,536,305 shares held by the Fiddler and Alden Family Trust, of which Mr. Fiddler is a trustee; 284,375 shares held by the Jazem I Family Partners LP—Fund 5, of which Mr. Fiddler is a general partner; 523,750 shares held by Jazem II Family Partners LP, of which Mr. Fiddler is a general partner; 247,953 shares held by Jazem III Family Partners LP, of which Mr. Fiddler is a partner; 284,375 shares held by Jazem IV Family Partners LP, of which Mr. Fiddler is a partner; and 2,034 shares held in his 401(k) plan account. Also includes 300,876 shares subject to stock options exercisable within 60 days after April 15, 2008.

(9) Consists of 150,224 shares held by Mr. Klein, 2,134 shares held in his 401(k) plan account and 3,059,416 shares subject to stock options exercisable within 60 days after April 15, 2008.

(10) Consists of 10,236 shares held by Mr. Artt, 4,986 shares held in 401(k) plan accounts and 229,166 shares subject to stock options exercisable within 60 days after April 15, 2008.

(11) Consists of 4,140 shares held by Mr. Bolger and 98,000 shares subject to stock options exercisable within 60 days after April 15, 2008.

(12) Consists of 3,250 shares held by Mr. Bruggeman, 1,796 shares held in his 401(k) plan account and 241,146 shares subject to stock options exercisable within 60 days after April 15, 2008.

(13) Consists of 698 shares held in Mr. Halifax's 401(k) plan account and 132,812 shares subject to stock options exercisable within 60 days after April 15, 2008.

(14) Includes 119,000 shares held by the Inman Living Trust UAD 5/9/89, of which Mr. Inman is a trustee; and 52,000 shares held by the Grant M. Inman IRA Rollover, of which Mr. Inman is a custodian. Also includes 98,000 shares subject to stock options exercisable within 60 days after April 15, 2008.

(15) Consists of shares subject to stock options exercisable within 60 days after April 15, 2008.

(16) Consists of 19,465 shares held by Mr. Morrison, 4,294 shares held in his 401(k) plan account and 439,288 shares subject to stock options exercisable within 60 days after April 15, 2008.

(17) Consists of 40,000 shares held by The O'Grady Revocable Trust (HSP) of which Mr. O'Grady is trustee and 110,000 shares subject to stock options exercisable within 60 days after April 15, 2008.

(18) Mr. Zellner's employment with Wind River terminated on February 28, 2007.

(19) Includes 5,484,159 shares subject to stock options or RSUs held by officers and directors exercisable within 60 days after April 15, 2008.

EXECUTIVE COMPENSATION AND RELATED INFORMATION
COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation paid to our executive officers named in the Summary Compensation Table set forth below (our "Named Executive Officers") during fiscal year 2008 and through April 15, 2008. Actual compensation earned during fiscal year 2008 by the Named Executive Officers is set forth below in the Summary Compensation Table on page 40.

Executive Compensation Overview

Our executive compensation program is designed to (i) attract, as needed, executives with the skills necessary for the Company to achieve our business plan priorities, (ii) reward those executives fairly over time, (iii) retain those executives who continue to perform at or above the levels of performance we expect from our leaders, and (iv) closely align the compensation of our executives with the performance of our Company on a short- and long-term basis.

Our executive officers' compensation currently has four primary components — base salary, cash incentive awards, equity awards and other benefits. We establish our executive compensation at a level we believe will enable us to hire and retain executives in a competitive environment and to reward executives for their contribution to the Company's overall business success. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees and we provide some of our executive officers certain perquisites that are not generally available to other employees.

Our Compensation Committee

The Compensation Committee of the Board of Directors reviews and approves the total compensation arrangements for our Chief Executive Officer and other Named Executive Officers. In addition, the Compensation Committee works with management in reviewing and approving various other Company compensation policies and matters, and oversees Wind River's equity incentive plans, including reviewing and approving all equity awards to our executive officers. In addition to being "independent directors" as defined by the Nasdaq Stock Market, all members of the Compensation Committee are non-employee, outside directors. The Compensation Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

In 2005, management assisted the Compensation Committee with screening potential independent advisors for the Compensation Committee and the Compensation Committee subsequently selected and engaged an independent compensation consulting firm, Radford Surveys + Consulting, an Aon Consulting Company, to advise the Compensation Committee and the Board on executive and equity compensation matters. (See *"Outside Compensation Consultant"* below.) The consulting firm reports directly to the Compensation Committee and the Compensation Committee has sole authority to hire, fire and direct the work of the consulting firm. Annually, and in consultation with the consulting firm, the Compensation Committee conducts an evaluation and analysis of Wind River's executive compensation programs and practices with respect to base salary, cash incentive compensation, equity awards and selected other matters to ensure that such programs are structured appropriately to achieve our compensation objectives. The Compensation Committee meets annually to evaluate the performance of the executive officers, to set their base salaries for the next fiscal year, and to consider and approve any grants to them of equity incentive compensation. The Compensation Committee met seven times in fiscal year 2008.

Compensation Philosophy and Policies

The Compensation Committee, in consultation with our Chief Executive Officer, has established the following principles that guide the design of the Company's compensation programs:

- Provide competitive total pay opportunities that help attract, reward and retain critical leadership talent;
- Establish a direct link between operational performance intended to create stockholder value, and executive performance and actual awards;
- Create a sense of focus, urgency and accountability where executives are held accountable for their actions and outcomes to create an ownership mentality amongst our leaders; and
- Align the interests and objectives of our executives with our stockholders to build a sustainable organization.

In setting the compensation for each executive officer, the Compensation Committee considers (i) the level of compensation paid to executive officers in positions at comparable technology companies, (ii) the responsibility and authority of each position relative to other positions within Wind River, (iii) the individual performance of each executive officer, and (iv) the experience, skills and position criticality. Our process for setting our Chief Executive Officer's compensation does not differ materially from the process we use to establish the compensation of any other executive officer or non-officer employee.

The Compensation Committee and management believe that strong financial performance by Wind River, on a sustained basis, is an effective means of enhancing long-term stockholder return. Thus, the Compensation Committee builds into the compensation structure for each executive officer certain incentives to achieve corporate goals. This means:

- Base salaries paid to executive officers are targeted to be competitive with comparable public technology companies, including those with similar financial metrics, in order to enable the Company to attract and retain talent in a competitive marketplace and to compensate executives for performing their duties and responsibilities. (See *"Peer Group Benchmarking"* below.) We do not apply a set formula for establishing the proportion of compensation delivered in the form of salary.
- Cash incentive awards are structured to provide significant variability based on the achievement of financial goals, and to provide rewards to executives for meeting and exceeding these goals. Cash incentive awards may vary based upon individual achievement of corporate goals within the Named Executive Officer's area of responsibility and scope of authority. We do not apply a set formula for establishing the proportion of compensation delivered as a cash incentive award, although target award levels are generally set as a percentage of salary ranging from 50%-81% for the Named Executive Officers.
- Equity awards are structured to foster an ownership mentality among our executive officers and to reward executive officers based on increasing long-term stockholder value. We do not apply a set formula for establishing the proportion of compensation to be delivered in the form of equity awards, although we do believe that equity incentives are a very important component of total compensation and equity incentives are an important component of our pay-for-performance philosophy.

Other benefits such as our 401(k) Plan, employee stock purchase plan, and health and life insurance, are generally available to executive officers on the same terms as all Company employees. The cost of benefits and other perquisites provided to our executive officers constitutes only a small percentage of each Named Executive Officer's total compensation. (See *"Elements of Compensation"* below.)

Outside Compensation Consultant. The Compensation Committee works with an outside independent executive compensation consultant, Radford Surveys + Consulting, an Aon Consulting Company, to assist the Compensation Committee in reviewing and analyzing current market data for both cash compensation and equity awards. The Compensation Committee has worked with its current outside consultant since 2005. In considering the ongoing engagement of our outside consultant, the Compensation Committee considers multiple factors, including (1) whether the consultant is capable of providing opinions and analyses of the Company's compensation programs independent of management; (2) whether the consultant can make clear recommendations with respect to (i) trends and best practices in compensation program design, administration and disclosure, (ii) tax and accounting impacts of various compensation programs, (iii) the effectiveness of current and past compensation programs, and (iv) the relevance and weaknesses of peer groups and benchmarks; and (3) whether the consultant is able to support the administrative process necessary to complete the annual compensation policy review, including whether the Compensation Committee would have adequate opportunity to consider issues before decisions are required.

Role of Chief Executive Officer in Setting Compensation. Our Chief Executive Officer plays an important role in the compensation-setting process for Named Executive Officers other than himself and with respect to compensation plans affecting the Company generally. The key aspects of the Chief Executive Officer's role are (i) evaluating employee performance; (ii) establishing business performance targets and objectives; and (iii) recommending salary levels and equity awards. The Compensation Committee considers, but is not bound to and does not always accept, the Chief Executive Officer's recommendations with respect to executive compensation. The Compensation Committee also typically seeks input from its independent compensation consultant prior to making any final determinations.

The Compensation Committee on occasion meets with our Chief Executive Officer and/or other executives, including our Vice President, Human Resources, to obtain recommendations with respect to Company compensation programs, practices and packages for executives, other employees and directors. Our Chief Executive Officer also participates in Compensation Committee meetings, at the Compensation Committee's request, to provide background information concerning the Company's strategic objectives, his evaluation of the performance of the executive officers other than himself, and compensation recommendations as to the executive officers other than himself. While the Compensation Committee may discuss the Chief Executive Officer's compensation package with him, it meets in executive session without him present to determine his compensation. Other than participating in an evaluation process with our Chief Executive Officer relating to their own performance, the other Named Executive Officers do not play a role in their own compensation determination.

Peer Group Benchmarking. The Compensation Committee, in consultation with its outside compensation consultant, reviews the Company's peer group and benchmarking methodology annually to ensure that the current business environment and expectations are factored into how the Company's compensation programs are established. As part of its annual evaluation, the Compensation Committee identifies peer companies with which Wind River competes both in the technology sector for products and services as well as for executive talent. The outside compensation consultant provides the Compensation Committee with available data on executive compensation levels and practices as reported in established surveys of executive compensation, as well as the publicly reported data for specific, comparable companies in our peer group. In addition, the outside compensation consultant provides data with respect to compensation levels for individuals holding comparable positions in the broader high-technology market.

For purposes of reviewing executive compensation in early 2006 for fiscal year 2007, the Compensation Committee used a peer group of 17 software companies with revenues ranging between $200 million and $1.0 billion. During its review in January 2007 of director compensation for fiscal year 2008 and its review in February 2007 of executive compensation for fiscal year 2008, the Compensation Committee reconsidered the criteria for identification of appropriate peer group companies. The Compensation Committee at that time felt that the previous criteria resulted in the identification of companies that were generally larger than the Company. For the fiscal year ended January 31, 2007, the Company had revenues of approximately $285 million. In light of these considerations, the Compensation Committee determined that a new peer group should be identified using a lower revenue range and an additional market capitalization criterion. At the end of fiscal year 2007, the Company had a market capitalization of approximately $845 million. The Compensation Committee identified a new peer group consisting of 22 software companies similar in size and complexity to Wind River, with revenues between $200 million and $750 million and market capitalizations between $500 million and $3.0 billion. Those companies were:

Aspen Technology, Inc.	Open Text Corporation
Borland Software Corporation	Openwave Systems Inc.
Dendrite International Inc.	Parametric Technology Corporation
Epicor Software Corporation	Progress Software Corporation
Hyperion Solutions Corporation	QAD Inc.
i2 Technologies, Inc.	Quest Software, Inc.
Informatica Corporation	RadiSys Corporation
Interwoven, Inc.	Red Hat, Inc.
Lawson Software, Inc.	Salesforce.com, Inc.
Macrovision Corporation	TIBCO Software Inc.
NAVTEQ Corporation	WebMethods, Inc.

These changes in the criteria by which we determined in our peer group for fiscal year 2008 resulted in the replacement of all but four of the peer companies from the group used in fiscal year 2007 and the expansion of the peer group from 17 to 22 companies.

In addition, the Compensation Committee used the Radford High Technology Executive Total Direct Compensation survey to analyze additional data regarding salary, incentive compensation and equity compensation practices at technology companies of similar size to Wind River. This information was used in addition to data published in the proxy statements of peer group companies, because not all positions are captured in peer group proxy data. All of the above sources of data were used to set our executive compensation targets for fiscal year 2008.

For fiscal year 2009, and following a review of the current business and growth expectations for the business, in January 2008 the Compensation Committee, in consultation with its outside compensation consultant, maintained the same criteria for selecting our peer group, but the composition of the peer group changed as a result of corporate and market changes to former members of the peer group. Our peer group now consists of 18 software companies similar in size to Wind River, with revenues between $200 million and $750 million and market capitalizations between $500 million and $3.0 billion. For fiscal year 2008, the Company had revenues of approximately $329 million. At the end of fiscal year 2008, the Company had a market capitalization of approximately $735 million. For fiscal year 2009, our peer group companies are:

Ariba, Inc.	MicroStrategy Incorporated
Aspen Technology, Inc.	MSC.Software Corporation
Epicor Software Corporation	Open Text Corporation
EPIQ Systems, Inc.	Progress Software Corporation
Informatica Corporation	Radiant Systems, Inc.
JDA Software Group, Inc.	RealNetworks, Inc.
Macrovision Corporation	Solera Holdings, Inc.
Magma Design Automation, Inc.	SPSS Inc.
Manhattan Associates, Inc.	TIBCO Software Inc.

The changes in our peer group resulted in the replacement of all but seven of the peer companies from the group used in fiscal year 2008 and the reduction of the peer group from 22 to 18 companies. Market data with respect to this peer group and survey data was used to set our executive compensation targets for fiscal year 2009.

Competitive Positioning. The Compensation Committee believes strongly in creating a pay-for-performance culture at the Company, and providing market awards when the Company achieves its stated business objectives, while paying above market when the Company's performance exceeds expectations. This results in base salary levels being established at a modest level, and significant variability in cash incentive awards and equity grants year-over-year based on actual performance of the Company and the executive. The Compensation Committee does not have an established formula for the mix of salary, short-term cash and equity compensation, although the intent is that when the Company is achieving its business objectives, total compensation will meet the market. While we do not believe that it is appropriate to establish compensation levels primarily based on benchmarking, we believe that information regarding pay practices at other companies is useful in several respects. First, we recognize that our compensation practices must be competitive in the marketplace. Second, this marketplace information is one of many factors that we consider is assessing the reasonableness of our compensation decisions, in addition to experience, position importance, retention plans and individual and company performance.

Our goal is to target base pay and total cash compensation between the market's 50th and 75th percentile. When our peer group was comprised of relatively larger companies, we historically targeted base pay at the 50th percentile of base pay for comparable companies. As indicated above, in early fiscal year 2008 the Compensation Committee redefined the criteria for the determination of our peer group to focus on smaller companies more comparable in size to the Company. In connection with this redefinition of our peer group and considering the historical salary levels of our executives, the Compensation Committee has recently targeted base pay at the 75th percentile among our peer group for certain of our executive officers. However, in determining base salary, the Compensation Committee also considers other factors such as job performance, skill set, prior experience, the executive's time in his or her position and/or with the Company, internal consistency regarding pay levels for similar positions or skill levels within the Company, external pressures to attract and retain talent, current salary levels and market conditions generally. Targeting base pay at the 50th percentile of peer companies aids us in controlling fixed costs. Targeting total compensation between the 50th and 75th percentiles, and therefore providing higher incentive compensation opportunity, rewards exceptional goal achievement and allows total compensation to be more competitive as a whole. Management analyzes base pay and target cash compensation to determine variances to our compensation targets using the combination of publicly available information and survey data as described above. Mr. Klein, our Chief Executive Officer, also uses the market data in making his recommendations to the Compensation Committee for his direct reports.

For fiscal year 2008, our goal was to set base salaries, target total cash compensation (which includes target cash incentive awards) and equity grant value to meet the market (which we define as the 50th percentile), with total cash compensation ranging from the 50th to the 75th percentile based on Company performance and individual contributions to our success. For fiscal year 2009, following the adjustment of our peer group and related market reference points as noted above, we adjusted this goal with respect to equity grant value by targeting equity grant value at the 75th percentile of the comparative data, as summarized below under "Elements of Compensation—Equity Compensation—Grants Made after January 31, 2008".

Elements of Compensation

Cash Compensation

Base Salary

In establishing base salaries for executive officers, the Compensation Committee considers the comparative data described above as well as an individual executive's performance, qualifications, experience and level of responsibility. Salaries for executives are reviewed annually by the Compensation Committee and may be adjusted by the Compensation Committee in accordance with certain criteria, including such factors as individual performance, the functions performed by the executive officer, the scope of the executive officer's on-going duties, general changes in industry compensation for comparable positions, and our financial performance generally. Management participates in setting base salaries as described above. The weight given to each factor by the Compensation Committee may vary for each individual.

Review of Salaries for Fiscal Year 2008. As part or the Compensation Committee's annual review of executive salaries for fiscal year 2008, which occurred in January and February 2007, Mr. Klein made recommendations to the Compensation Committee with respect to proposed salaries for each of the Named Executive Officers other than himself. The Compensation Committee accepted Mr. Klein's recommendations and determined that the increases set forth in the table below were appropriate to achieve the desired market positioning for each executive. The base salary for Mr. Morrison was increased in connection with his promotion to his then current position. In connection with the promotion of Mr. Artt to Vice President, Worldwide Sales and Services, Mr. Artt's salary was not increased but his potential commission payments under the Company's sales compensation plans were increased. Like all other positions in the Company, Mr. Bruggeman was eligible for an annual merit increase in his base salary and the Compensation Committee approved a seven percent increase for him after considering his specific responsibilities and performance and salary levels among similar seniority levels with the Company. In reviewing Mr. Klein's salary for fiscal year 2008, the Compensation Committee assessed the competitiveness of the Company's executive cash compensation program as it related to chief executive officers in the Company's identified peer group and determined not to increase Mr. Klein's base salary for fiscal year 2008.

Adjustment to Base Salaries for Fiscal Year 2008

Name	FY07 Base Salary	FY08 Base Salary
Kenneth R. Klein *Chairman of the Board, President and Chief Executive Officer*	$650,000	$650,000
Ian R. Halifax *(1)* *Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary*	N/A	$350,000
Damian G. Artt *Vice President, Worldwide Sales and Services*	$275,000	$275,000
John J. Bruggeman *Chief Marketing Officer*	$280,000	$300,000
Scot K. Morrison *(2)* *Senior Vice President and General Manager, VxWorks Division*	$280,000	$300,000
Michael W. Zellner *(3)* *Former Vice President, Finance and Administration, Chief Financial Officer and Secretary*	$325,000	$325,000

(1) Mr. Halifax joined Wind River effective as of February 26, 2007.

(2) Mr. Morrison was Senior Vice President of Engineering throughout fiscal year 2008. He was appointed Senior Vice President and General Manager, VxWorks Division effective as of February 1, 2008.

(3) Mr. Zellner left his position as Vice President, Finance and Administration, Chief Financial Officer and Secretary effective February 15, 2007. His employment with Wind River terminated on February 28, 2007.

Review of Salaries for Fiscal Year 2009. In March 2008, the Compensation Committee considered the annual base salaries for the Named Executive Officers for the 2009 fiscal year. Following the Compensation Committee's established process, Mr. Klein made recommendations to the Compensation Committee with respect to proposed salaries for each of the Named Executive Officers other than himself for fiscal year 2009. The Compensation Committee accepted Mr. Klein's recommendations and determined that the increases set forth in the table below were appropriate to achieve the desired market positioning for each executive. Like all other positions in the Company, Messrs. Artt, Bruggeman and Morrison were eligible for an annual merit increase in their base salary and the Compensation Committee approved an approximately five percent increase for each of them after considering their specific responsibilities and performance and salary levels among similar seniority levels with the Company. Mr. Halifax's salary was increased by approximately 14% to match the 75th percentile among the new peer group for fiscal year 2008 after the Compensation Committee considered his specific responsibilities and performance and the salary levels of other executives. In reviewing Mr. Klein's salary for fiscal year 2009, the Compensation Committee assessed the competitiveness of the Company's executive cash compensation program as it related to chief executive officers in the Company's identified peer group and determined to increase Mr. Klein's base salary for fiscal year 2009 by five percent as set forth in the table below.

Adjustment to Base Salaries for Fiscal Year 2009

Name	FY08 Base Salary	FY09 Base Salary
Kenneth R. Klein *Chairman, President and Chief Executive Officer*	$650,000	$682,500
Ian R. Halifax *Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary*	$350,000	$400,000
Damian G. Artt *Vice President, Worldwide Sales and Services*	$275,000	$290,000
John J. Bruggeman *Chief Marketing Officer*	$300,000	$315,000
Scot K. Morrison *(1)* *Senior Vice President and General Manager of VxWorks Division*	$300,000	$315,000
Michael W. Zellner *(2)* *Former Vice President, Finance and Administration, Chief Financial Officer and Secretary*	$325,000	—

(1) Mr. Morrison was Senior Vice President of Engineering throughout fiscal year 2008. He was appointed Senior Vice President and General Manager, VxWorks Division effective as of February 1, 2008.

(2) Mr. Zellner left his position as Vice President, Finance and Administration, Chief Financial Officer and Secretary effective February 15, 2007. His employment with Wind River terminated on February 28, 2007.

Cash Incentive Awards

Our executive officers are eligible to participate in a cash incentive award program. The Compensation Committee believes cash incentive awards serve to motivate our executive officers to meet performance goals set by management and the Compensation Committee in order to benefit all of the Company's stakeholders. The Compensation Committee establishes the goals for the cash incentive award program based on the annual operating plan approved each year by the Board of Directors to ensure alignment of business goals and priorities.

Proxy

Targets for Fiscal Year 2008. In March 2007, the Compensation Committee adopted the Company's Incentive Compensation Plan ("ICP") for the 2008 fiscal year. The ICP was a new type of incentive compensation plan for the Company and it differed significantly from cash incentive programs previously adopted by the Company. The Company adopted the new type of incentive compensation plan in order to prescribe more objective and transparent individual and corporate performance goals for cash bonus purposes. Named executive officers participated in the ICP to the same extent as all other eligible employees. Employees who were participants in a sales compensation or commission plan or other bonus plan were not eligible to participate in the ICP. Under the terms of the ICP, employees who were eligible to participate in the ICP were eligible to receive cash incentive awards on a semi-annual basis, based on the Company's and the individual employee's performance for each semi-annual period. The Compensation Committee decided to use semi-annual performance periods and payouts to provide more immediate rewards and stronger short-term performance incentives to employees. The level of achievement of Wind River's company-wide performance goals for each semi-annual period in fiscal year 2008 would determine the funding level of the bonus pool for each semi-annual period, as described below. In March 2007, the Compensation Committee determined that Company performance would be based upon achieving targeted levels of (i) semi-annual net revenue, (ii) semi-annual earnings per share on a non-GAAP basis (calculated by adjusting GAAP net loss per share to exclude certain items such as stock-based compensation, amortization of purchased and other intangibles, costs incurred for historical stock option review and related litigation, employer payroll taxes on stock option exercises and the tax effects of these non-GAAP adjustments) and (iii) semi-annual deferred revenue. These measures are key operating metrics used by Company management for several purposes, including assessing historical company performance, budgeting and forecasting. Individual performance would be based upon the employee achieving his or her individual performance goals for each semi-annual period. Target awards were set at a percentage of a participant's annual salary.

In March 2007, the Compensation Committee set the following targets for net revenue, earnings per share on a non-GAAP basis and deferred revenue for purposes of the ICP for each of the first half ("H1 FY08") and the second half ("H2 FY08") of fiscal year 2008:

	H1 FY08 targets	H2 FY08 targets
ICP semi-annual revenue targets	$149.1 million	$169.8 million
ICP semi-annual earnings per share (on a non-GAAP basis) targets	$0.10	$0.22
ICP deferred revenue targets	$137.9 million	$167.8 million

These targets were set to conform to the Company's then current annual operating plan for fiscal year 2008. The Committee planned to fund the bonus pool at 50% of the specified targets for employees if such targets were met and the payment of bonuses of that amount was incorporated into the Company's annual operating plan. In setting these targets, the Compensation Committee believed that there was a reasonable likelihood that the Company would achieve the targets specified for each semi-annual period if the Company executed as planned on its business plan.

For purposes of determining payouts under the ICP, the Company's performance measures of semi-annual net revenue and semi-annual earnings per share calculated on a non-GAAP basis were weighted in proportion to each other, such that if both net revenue and earnings per share targets are met, the bonus pool would be funded at a multiple of 50% ranging from 1.0 to 1.7, depending upon the extent to which each target was met or exceeded. If one or both of the targets was not met, the multiple of 50% could range from 0.0 to 1.0, depending upon the degree of shortfall in each category. If the semi-annual deferred revenue balance did not meet the targeted number, net revenue would be reduced by the shortfall for purposes of determining the payout percentage.

The Compensation Committee retained the discretion to amend any aspect of the ICP, including the amounts of the bonus pool, the applicable formulas and the payout percentages. Management did not have discretion to change any of these aspects of the ICP.

In its review of the ICP for fiscal year 2008, in March 2007 the Compensation Committee established the following annual target bonus percentages (the targeted payout if the Company achieves its performance goals and the bonus pool is funded at 100%) for our principal executive officer, our principal financial officer and our named executive officers for fiscal year 2008:

Name	Title	Annual Target Bonus Percentage for FY08
Kenneth R. Klein	Chairman of the Board, President and Chief Executive Officer	77% of base salary of $650,000
Ian R. Halifax	Senior Vice President Finance and Administration, Chief Financial Officer and Secretary	50% of base salary of $350,000
Damian G. Artt *(1)*	Vice President, Worldwide Sales and Services	—
John J. Bruggeman	Chief Marketing Officer	50% of base salary of $300,000
Scot K. Morrison *(2)* ...	Senior Vice President and General Manager, VxWorks Division	50% of base salary of $300,000

(1) Mr. Artt was not eligible to participate in the fiscal year 2008 cash Incentive Compensation Plan because, as Vice President, Worldwide Sales and Services, he was eligible to receive commissions under Company sales compensation plans, the amounts of which are calculated based upon the extent of achievement of specified sales invoicing, booking or revenue targets for each quarterly and/or annual period. For the amounts paid to Mr. Artt under these plans for fiscal year 2007 and fiscal year 2008, see the Summary Compensation Table on page 40 under the column "Non-Equity Incentive Plan Compensation".

(2) Mr. Morrison was Senior Vice President of Engineering throughout fiscal year 2008. He was appointed Senior Vice President and General Manager, VxWorks Division effective as of February 1, 2008.

The annual target bonus percentages for fiscal year 2008 were the same as fiscal year 2007 for the Named Executive Officers, other than for Mr. Halifax who was not a Named Executive Officer in fiscal year 2007. However, the total dollar amounts that the Named Executive Officers were eligible to be paid increased as a result of adjustments in their base salaries, as described above. The annual target bonus percentages were determined to fall between the 50th and 75th percentile for comparable positions among our peer group.

ICP Payouts for Fiscal Year 2008. In August 2007, the Compensation Committee approved cash bonuses for the Named Executive Officers for the first half of the 2008 fiscal year as set forth in the second column of the following table. These bonuses were awarded at 50% of the semi-annual bonus targets for the Named Executive Officers for fiscal year 2008. In determining such bonuses, the Compensation Committee considered the ICP that it approved in March 2007 and the Company performance measures that the Compensation Committee approved at that time for purposes of the ICP. For the first half of fiscal year 2008, the Company exceeded the originally targeted level of semi-annual net revenue by $13.6 million and the originally targeted level of semi-annual earnings per share on a non-GAAP basis (calculated by adjusting GAAP net loss per share to exclude certain items such as stock-based compensation, amortization of purchased and other intangibles, costs incurred for historical stock option review and related litigation, employer payroll taxes on stock option exercises and the tax effects of these non-GAAP adjustments) by $0.06, although the Company's deferred revenue at the end of H1 FY08 was $22.5 million less than the previously targeted level of semi-annual deferred revenue. Despite not meeting the previously targeted level of semi-annual deferred revenue, the Compensation Committee decided to fund the bonus pool for the first half of fiscal year 2008 in an amount equal to 50% of the target bonuses for the first half of fiscal year 2008. The Compensation Committee considered that the principal reason that the targeted level of semi-annual deferred revenue was not achieved in the first half of fiscal year 2008 was an increase in the relative proportion of services engagements in the first half of fiscal year 2008. Contracted future revenue from services engagements are generally not recorded as deferred revenue.

The Compensation Committee also decided in August 2007 to amend the ICP for the second half of fiscal year 2008 to remove deferred revenue targets for the second half of fiscal year 2008 because it was anticipated that professional services engagements would continue to remain significant over the remainder of the year, making deferred revenue levels difficult to predict. The Compensation Committee also decided to decrease the original net revenue target for the second half of fiscal year 2008 by $4.8 million (approximately 3%) and to decrease the original earnings per share target for the second half of fiscal year 2008 from $0.22 on a non-GAAP basis to $0.15 on a non-GAAP basis to conform to the Company's then current operating plan for the remainder of fiscal year 2008, which had been revised from the original annual operating plan by our new Chief Financial Officer, Mr. Halifax, after he assumed his position in late February 2007.

In March 2008, the Compensation Committee approved cash bonuses for the Named Executive Officers for the second half of the 2008 fiscal year ("H2 FY08") as set forth in the third column of the following table. These bonuses were awarded at 62% of the semi-annual bonus targets for the Named Executive Officers for fiscal year 2008. In determining such bonuses, the Compensation Committee considered the ICP that it approved in March 2007 and the Company performance measures for the second half of fiscal year 2008 that the Compensation Committee established in August 2007. For the second half of fiscal year 2008, the Company exceeded the revised targeted level of semi-annual net revenue by $1.0 million and the revised semi-annual earnings per share target by $0.02 on a non-GAAP basis (calculated by adjusting GAAP net loss per share to exclude certain items such as stock-based compensation, amortization and impairment of purchased and other intangibles, costs incurred for historical stock option review and related litigation, severance costs, restructuring charges and the tax effects of these non-GAAP adjustments). The Compensation Committee decided, in accordance with the parameters established by the Compensation Committee in August 2007 for H2 FY08, to fund the bonus pool for the second half of fiscal year 2008 in an amount equal to 62% of the target bonuses for the second half of fiscal year 2008.

Name	H1 FY08 ICP Payout	H2 FY08 ICP Payout	Total Payout under ICP for FY08
Kenneth R. Klein *Chairman of the Board, President and Chief Executive Officer*	$125,000	$155,000	$280,000*(1)*
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	$ 43,750	$ 54,250	$ 98,000*(2)*
Damian G. Artt *(3)* *Vice President, Worldwide Sales and Services*	—	—	—
John J. Bruggeman *Chief Marketing Officer*	$ 37,500	$ 46,500	$ 84,000*(4)*
Scot K. Morrison *(5)* *Senior Vice President and General Manager, VxWorks Division*	$ 37,500	$ 46,500	$ 84,000*(4)*
Michael W. Zellner *(6)* *Former Vice President, Finance and Administration, Chief Financial Officer and Secretary*	—	—	—

(1) Target was 77% of base salary of $650,000.

(2) Target was 50% of base salary of $350,000.

(3) Mr. Artt was not eligible to participate in the cash incentive award program because, as Vice President, Worldwide Sales and Services, he is eligible to receive commissions under Company sales compensation plans, the amounts of which are calculated based upon the extent of achievement of specified sales invoicing, booking or revenue targets for each quarterly and/or annual period. For the amounts paid to

Mr. Artt under these plans for fiscal year 2007 and fiscal year 2008, see the Summary Compensation Table on page 40 under the column "Non-Equity Incentive Plan Compensation".

(4) Target was 50% of base salary of $300,000.

(5) Mr. Morrison was Senior Vice President of Engineering throughout fiscal year 2008. He was appointed Senior Vice President and General Manager, VxWorks Division effective as of February 1, 2008.

(6) Mr. Zellner left his position as Vice President, Finance and Administration, Chief Financial Officer and Secretary effective February 15, 2007. His employment with Wind River terminated on February 28, 2007. As a result of his termination of employment, Mr. Zellner was not eligible to be considered for a cash incentive award under the Company's incentive compensation plan for fiscal year 2008.

Cash Incentive Compensation Plan for Fiscal Year 2009. In March 2008, the Compensation Committee adopted the Company's ICP for the 2009 fiscal year, which is structured in a manner comparable to the fiscal year 2008 ICP. Named executive officers will participate in the ICP to the same extent as all other eligible employees. Employees who are participants in a sales compensation or commission plan or other bonus plan are not eligible to participate in the ICP. Under the terms of the ICP, employees who are eligible to participate in the ICP are eligible to receive cash incentive awards on a semi-annual basis, based on the Company's and the individual employee's performance. The level of achievement of Wind River's company-wide performance goals for each semi-annual period in fiscal year 2009 will determine the funding level of the bonus pool for each semi-annual period, as described below. The Compensation Committee determined that Company performance will be based upon achieving targeted levels of (i) semi-annual net revenue, and (ii) semi-annual earnings per share on a non-GAAP basis (calculated by adjusting GAAP net income/(loss) per share to exclude certain items such as stock-based compensation, amortization of purchased and other intangibles, costs incurred for historical stock option review and related litigation, restructuring charges, employer payroll taxes on stock option exercises and the tax effects of these non-GAAP adjustments). Individual performance will be based on the employee achieving his or her individual performance goals for each semi-annual period. Target awards are set at a percentage of a participant's annual salary.

The Compensation Committee set the targets for net revenue and earnings per share for each of the first half and the second half of fiscal year 2009 to conform to the Company's annual operating plan for fiscal year 2009. The Compensation Committee planned to fund the bonus pool at 100% of the specified annual bonus targets for employees if such targets are met and the payment of bonuses of that amount was incorporated into the Company's annual operating plan. The Compensation Committee increased the planned funding of the bonus pool to 100% of annual bonus targets from the 50% of annual bonus targets planned for fiscal year 2008 in order to provide increased incentives to employees as well as increased retention benefits. In setting the corporate performance targets for FY09, the Compensation Committee believed that there was a reasonable likelihood that the Company would achieve the specified targets.

For purposes of determining payouts under the ICP, the Company's performance measures of net revenue and earnings per share calculated on a non-GAAP basis are weighted in proportion to each other, such that if both net revenue and earnings per share targets are met, the bonus pool will be funded at a multiple of 100% ranging from 1.0 to 1.7, depending upon the extent to which each target is met or exceeded. If one or both of the targets is not met, the multiple of 100% could range from 0.0 to 1.0, depending upon the degree of shortfall in each category.

The Compensation Committee retains the discretion to amend any aspect of the ICP, including the amounts of the bonus pool, the applicable formulas and the payout percentages. Management does not have discretion to change any of these aspects of the ICP.

In its review of the ICP for fiscal year 2009, the Compensation Committee established the following annual target bonus percentages (the targeted payout if the Company achieves its performance goals and the bonus pool is funded at 100%) for our principal executive officer, our principal financial officer and our other named executive officers for fiscal year 2009:

Name	Title	Annual Target Bonus Percentage for FY09
Kenneth R. Klein ...	Chairman of the Board, President and Chief Executive Officer	81% of base salary of $682,500
Ian R. Halifax	Senior Vice President Finance and Administration, Chief Financial Officer and Secretary	50% of base salary of $400,000
Damian G. Artt *(1)* ..	Vice President, Worldwide Sales and Services	—
John J. Bruggeman ..	Chief Marketing Officer	50% of base salary of $315,000
Scot K. Morrison	Senior Vice President and General Manager, VxWorks Division	50% of base salary of $315,000

(1) Mr. Artt is not eligible to participate in the fiscal year 2009 cash Incentive Compensation Plan because, as Vice President, Worldwide Sales and Services, he is eligible to receive commissions under Company sales compensation plans and related plans, the amounts of which will be calculated based upon the extent of achievement of specified sales invoicing, booking or revenue targets for each quarterly and/or annual period.

The annual target bonus percentages for fiscal year 2009 were the same as fiscal year 2008 for the Named Executive Officers, other than for Mr. Klein, whose annual target bonus percentage increased slightly from 77% of his annual base salary of $650,000 in fiscal year 2008 to 81% of his annual base salary of $682,500 in fiscal year 2009. However, the total dollar amounts that the Named Executive Officers were eligible to be paid increased as a result of adjustments in their base salaries, as described above. The annual target bonus percentages were determined to fall between the 50th and 75th percentile for comparable positions among our peer group.

Performance Incentive Award Plan. During fiscal year 2008, the Board of Directors approved the adoption of the Wind River Systems, Inc. Section 162(m) Performance Incentive Award Plan, discussed in more detail below (see "*Accounting and Tax Considerations*" below). The Performance Incentive Award Plan was approved by the Company's stockholders at the 2007 Annual Meeting of Stockholders in June 2007, and the plan became effective for fiscal years beginning on or after February 1, 2008. The Performance Incentive Award Plan is intended to avail the Company of full tax-deductibility of performance-based cash awards made under the plan for federal tax purposes. In March 2008, the Compensation Committee considered the potential benefits of having Mr. Klein, the only executive for whom participation could reasonably create a tax benefit for the Company, participate in the Performance Incentive Award Plan for fiscal year 2009, but the Compensation Committee determined, for fiscal year 2009, to have Mr. Klein participate in the Company's ICP for fiscal year 2009 on the same basis as the rest of the Company's senior management. The Compensation Committee determined that the potential benefits of having Mr. Klein participate in the Performance Incentive Award Plan in fiscal year 2009 were relatively small given Mr. Klein's proposed compensation and the Company's tax situation and that such potential benefits did not justify the adoption of a separate incentive compensation plan solely for Mr. Klein for this fiscal year, although the Compensation Committee intends to reconsider this issue for future years.

Equity Compensation

Eligibility. While we have not adopted stock ownership guidelines for our executive officers and directors, our executive officers are encouraged to invest in the Company's common stock and "think like owners" when making strategic decisions during their tenure with Wind River. Our officers and other employees are eligible to participate in the 2005 Equity Incentive Plan, as well as the 1993 Employee Stock Purchase Plan, as amended. The 2005 Equity Incentive Plan was established to provide an incentive for employees, including executive officers, to maximize our long-term performance, and permits the Board or the Compensation Committee to grant various types of awards, including stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance shares, performance units and deferred stock units to employees, including executive officers, on such terms as the Board or the Compensation Committee may determine.

Types of Equity Awards. Prior to fiscal year 2008, our overall long-term equity incentive strategy was to grant stock options, which reward the executive when stockholder value is created via stock appreciation. We believed that stock options are an effective way to motivate executives to deliver consistent operational performance to increase the long-term value of the Company. In fiscal year 2008, we reviewed industry trends and practices with respect to equity award grants and determined that making grants of full-value awards such as RSUs and performance shares or units in combination with stock options would (i) be more consistent with emerging trends in the market for talent, (ii) provide additional retention value, and (iii) manage dilution more productively by minimizing the number of shares used in the equity plan, while continuing to reward executives for delivering performance that increases the value per share, consistent with our stockholders' objectives. By reducing the total equity usage at the Company, we also expected that the financial impact expense per share based on our expense, as determined pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), would decline, which would improve our overall GAAP financial performance. As a result, for fiscal year 2008 the Compensation Committee determined that, for employees eligible for grants of RSUs (other than in connection with the initial equity grant to the Company's newly hired Chief Financial Officer, Mr. Halifax, as described below), the total value of shares of Wind River stock to be awarded should be divided equally between stock options and RSUs, with the relative value of stock options and RSUs being three options for each RSU.

In January 2008, the Compensation Committee considered our equity incentive strategy for fiscal year 2009. After considering all of the advantages of RSUs discussed above, recent trends in market practices and the volatility of the Company's stock price, the Compensation Committee decided to increase the proportion of RSUs to be granted. For fiscal year 2009, the Compensation Committee determined that (i) for grants to newly hired executive officers and other employees eligible for grants of RSUs, the total value of shares of Wind River stock to be awarded should be divided equally between stock options and RSUs, with the relative value of stock options and RSUs being three options for each RSU, (ii) for annual performance grants to our executive officers, the total value of shares of Wind River stock to be awarded should be divided equally between stock options and RSUs, with the relative value of stock options and RSUs being three options for each RSU, and (iii) for annual performance grants to other employees eligible for grants of RSUs, all grants would be in form of RSUs rather than options. The Compensation Committee decided to continue to grant options as well as RSUs to the Company's executive officers to provide increased incentives to the executive officers.

Proxy

Grant Process, Timing and Pricing of Grants. The Compensation Committee considers, at least annually, the grant of stock-based compensation to all officers, in addition to other grants to officers as described below under "*New Hire, Promotion or Retention Grants.*" The Compensation Committee determines the size of an executive's equity grant each year by considering a number of factors, such as: (i) market benchmarking, including the size of competitive grants based on the value delivered, percent of Company and absolute size of the grant, (ii) prior grants and the unvested retention value of the grants, (iii) retention objectives for the specific executive, and (iv) guidelines established by the Compensation Committee for equity usage company-wide. Such grants are then made on the basis of a subjective analysis of an executive's individual performance (as part of the Company's standard performance review process), our financial performance, and the number of shares subject to the executive's existing options, as well as the extent to which the executive's existing equity awards have current value.

In December 2006, the Compensation Committee reviewed its stock option granting policies and practices to determine whether any changes in process would be advisable in light of both evolving "best practices" and recommendations of the Audit Committee following the conclusion of the Special Committee's review of the Company's historical stock option granting and accounting policies. Subsequently, in January 2007, the Board of Directors, in consultation with the Audit Committee and upon the recommendation of the Compensation Committee, adopted the following guidelines for future equity award grants:

- *Timing of Annual Grants.* The Compensation Committee will consider grants of equity awards to the Company's vice presidents and more senior executive officers on an annual basis, with a target grant date of the 15th business day of March of each year, which is the same day annual grants are considered for all other employees. If the trading window is closed on the 15th business day of March, the grant will be made on the third business day after the trading window has opened.
- *New Hire, Promotion or Retention Grants.* Grants of equity awards to newly-hired officers, those who have been promoted, or those who have been chosen to receive retention awards, will be made on the 15th business day of each calendar month, if and as needed, for those officers whose triggering event occurs in the previous calendar month. These grants will be made on the same date and at the same price as grants of similar awards to all other eligible employees.
- *Pricing of Grants.* The exercise price for stock options is 100% of the closing price of the underlying common stock on the grant date

The Company followed this equity granting process in fiscal year 2008 and regularly granted stock options on the fifteenth business day of each month, with the exception that, in accordance with the Company's equity granting policy, annual grants to employees for fiscal year 2008 were made on the 20th business day of March 2007 after the completion of the Special Committee's review of our historical stock option granting policies and once the Company became current in its SEC filings. Grants to vice presidents and more senior executive officers of the Company were approved by the Compensation Committee and grants to non-officer employees were approved by the Non-Officer Equity Awards Committee, consisting of the Company's Chairman of the Board, President and Chief Executive Officer, Mr. Klein, and Mr. Standish, Chairman of the Compensation Committee.

The Non-Officer Equity Awards Committee is comprised of two directors, one of whom must be a non-employee director. As presently constituted, actions of the Non-Officer Equity Awards Committee may be taken by Mr. Klein together with one member of the Compensation Committee.

Fiscal Year 2008 Grants. In accordance with the Company's equity award granting policy, on March 21, 2007, the Compensation Committee granted equity awards to Mr. Halifax in connection with his hiring as Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary, Mr. Artt in connection with his promotion to Vice President, Worldwide Sales and Services and Mr. Morrison, in connection with his promotion to Senior Vice President of Engineering. The grants made to these Named Executive Officers were as follows:

Name	Number of Options	Number of RSUs
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	425,000	0*(1)*
Damian G. Artt *Vice President, Worldwide Sales and Services*	75,000	25,000
Scot K. Morrison *(2)* *Senior Vice President and General Manager, VxWorks Division*	37,500	13,000

(1) Mr. Halifax's equity grant was set forth in his offer letter in January 2007 at a time prior to the Compensation Committee decision to issue a mix of options and RSUs generally for equity grants in fiscal year 2008.

(2) Mr. Morrison was Senior Vice President of Engineering throughout fiscal year 2008. He was appointed Senior Vice President and General Manager, VxWorks Division effective as of February 1, 2008.

The above numbers of options and RSUs were determined to fall between the 50th and the 75th percentile for comparable positions among our peer group for fiscal year 2008. The options granted on this date had an exercise price of $10.18 per share (which was 100% of the fair market value of the Company's common stock on the grant date). Each of the RSUs represents a right to receive one share of the Company's common stock if the applicable vesting criteria are met. Assuming continued service with the Company through each relevant vesting date, the stock options vest 25% on the first anniversary of the date of grant and 1/48 monthly thereafter, and are otherwise pursuant to the terms of the Company's standard form of stock option agreement. The RSUs vest 25% on each of March 21, 2008, 2009, 2010 and 2011, assuming continued service of the executive with the Company through each relevant vesting date, and are otherwise pursuant to the terms of the Company's standard form of RSU agreement. The award vests 100% upon the executive's death if he is a Service Provider (as defined in the 2005 Equity Incentive Plan) to the Company at the time of death.

On March 28, 2007, following the completion of the Special Committee's review of our historical stock option granting policies and once the Company became current in its SEC filings, and in accordance with the Company's equity granting policy, the Compensation Committee granted annual equity awards consisting of stock options and RSUs to certain of its vice presidents and more senior executive officers, including Named Executive Officers. The grants made on this date to our Named Executive Officers (other than to Mr. Zellner whose employment with the Company terminated on February 28, 2007 and to Messrs. Artt, Halifax and Morrison who received new hire or promotion grants on March 21, 2007) were as follows:

Name	Number of Options	Number of RSUs
Kenneth R. Klein *Chairman, President and Chief Executive Officer*	250,000	80,000
John J. Bruggeman *Chief Marketing Officer*	37,500	13,000

The above numbers of options and RSUs were determined to fall between the 50th and the 75th percentile for comparable positions among our peer group for fiscal year 2008. The equity awards were granted on the same date and priced at the same price (i.e., an exercise price for stock options of $9.94 per share, which was 100% of the fair market value of the Company's common stock on the date of grant) as the annual grants made to the Company's non-officer employees. The grants of stock options to executives and employees vest in accordance with the Company's standard schedule: twenty-five percent (25%) of the shares subject to the option vest after one year of service following the vesting start date and 1/48th of the shares subject to the option vest each month thereafter assuming continued service with the Company through each relevant vesting date. Grants of RSUs vest twenty-five percent (25%) on each of March 28, 2008, 2009, 2010 and 2011, subject to the employee's continued service with the Company through each relevant vesting date. The awards vest 100% upon the executive officer's death if he is a Service Provider (as defined in the 2005 Equity Incentive Plan) to the Company at the time of death.

Grants made after January 31, 2008. On March 24, 2008, in accordance with the Company's equity granting policy, the Compensation Committee granted annual equity awards consisting of stock options and RSUs to certain of its vice presidents and more senior executive officers, including Named Executive Officers. The grants made to our Named Executive Officers (other than to Mr. Zellner whose employment with the Company terminated on February 28, 2007) were as follows:

Name	Number of Options	Number of RSUs
Kenneth R. Klein *Chairman, President and Chief Executive Officer*	250,000	80,000
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	87,500	29,200
Damian G. Artt *Vice President, Worldwide Sales and Services*	60,000	20,000
John J. Bruggeman *Chief Marketing Officer*	40,000	13,300
Scot K. Morrison *Senior Vice President and General Manager, VxWorks Division*	40,000	13,300

The above numbers of options and RSUs were determined to match the 75th percentile for comparable positions among our peer group for fiscal year 2009. For the annual equity grants in fiscal year 2009, the Compensation Committee decided to target the 75th percentile among our peer group rather than 50th percentile. The Compensation Committee concluded that increased equity awards were appropriate at this time after considering the transition that the Company is undergoing as a result of the management reorganization announced in February 2008 and the lack of current in-the-money value of the outstanding equity awards previously granted to the executive officers, both of which raised retention concerns. The Compensation Committee intends to target the 50th percentile for future annual equity grants.

The equity awards were granted on the same date and priced at the same price (i.e., an exercise price for stock options of $7.10 per share, which was 100% of the fair market value of the Company's common stock on the date of grant) as the annual grants made to the Company's non-officer employees. The grants of stock options to executives and employees vest in accordance with the Company's standard schedule: twenty-five percent (25%) of the shares subject to the option vest after one year of service following the vesting start date and 1/48th of the shares subject to the option vest each month thereafter assuming continued employment with the Company through each relevant vesting date. Grants of RSUs vest twenty-five percent (25%) on each of March 24, 2009, 2010, 2011 and 2012, subject to the employee's continued service with the Company through each relevant vesting date. The awards vest 100% upon the executive officer's death if he is a Service Provider (as defined in the 2005 Equity Incentive Plan) to the Company at the time of death.

Alignment with Stockholder Interests and Equity Burn Rate. We believe that our stock plans and the equity participation of the executive officers align the interests of the executive officers with the long-term interests of the stockholders. The Compensation Committee, along with management, has continued to evaluate the financial and employee-relations impact of equity compensation, along with industry trends and competitive practices, to determine how to best utilize equity awards in support of Wind River's primary objective of creating value for its stockholders.

The Company, with the oversight and approval of the Compensation Committee, generally provides equity awards: (i) initially to all new employees of the Company, consistent with typical grants provided to similarly situated employees by similarly situated companies, (ii) annually to members of the Board of Directors, (iii) annually to executive and non-executive officers of the Company and (iv) annually to employees who have met or exceeded certain performance and contribution criteria. The Compensation Committee periodically reviews both the gross and the net amount of shares that the Company uses for equity awards (which is called the "burn rate"), compared to both our peer group and broader industry practices as published by certain of the stockholder advisory groups, including Risk Metrics' Institutional Shareholder Services. The Compensation Committee endeavors to assure that the net burn rate approximates the issuances authorized for the year after reviewing the practices of our peer group and broader industry averages, and to assure that the annual and the three-year average gross burn rates are within ranges recommended by stockholder advisory groups, while also considering the growth and staffing plans for the Company and the need to motivate and reward employees and executives for performance.

For purposes of determining the net stock option burn rate, the Company determines the sum of all shares issued plus options granted during the course of the year, subtracts the shares and options that are cancelled and returned to the plan, and divides the balance (the net shares and options granted) by the shares outstanding at the end of the year. The gross burn rate is determined by taking the sum of all shares issued plus options granted during the course of the year and dividing that amount by the shares outstanding at the end of the year. During fiscal year 2008, the net shares and options granted totaled approximately 1.81 million, and the gross shares and options granted totaled approximately 3.72 million. There were 87,619,266 shares outstanding at January 31, 2008, resulting in a net burn rate of approximately 2.1% and a gross burn rate of approximately 4.3%.

Other Benefits

The Named Executive Officers also participate in the same employee stock purchase plan, 401(k) plan, health and life insurance and other benefits that are provided to all of our U.S.-based employees, as described below.

1993 Employee Stock Purchase Plan. We maintain an employee stock purchase plan that provides our employees the opportunity to purchase our common stock through payroll deductions at 85% of the lower of the fair market value of the stock at the beginning of each 6-month purchase period and at the end of such period. All employees, including executive officers, are eligible to participate in this plan that is intended to promote broad-based equity participation across the Company. This benefit is made available to the Named Executive Officers on the same basis as it is offered to all of our U.S.-based employees.

401(k) Plan. We maintain a 401(k) Plan in order to allow our U.S.-based employees to accumulate savings for retirement through tax-deferred salary deductions. The Company makes a matching contribution equal to 50% of an employee's salary contributions, up to a total of 6% of that employee's compensation. These matching contributions are made in the form of Wind River common stock and vest at a rate of 25% per year of employment. Our executives are eligible to participate in the 401(k) Plan in a manner consistent with all other U.S.-based employees.

Health Benefits. We make health benefits, including medical, dental and vision coverage, an employee assistance program and flexible spending accounts available to all employees, including executive officers, in a manner that is consistent for all U.S.-based employees. Premiums for health insurance benefits are generally shared by the Company and the individual. The value of these benefits provided to the Named Executive Officers is not required to be included in the Summary Compensation Table since these benefits are made available on a companywide basis to all of our U.S. employees. The cost to the Company of these benefits in fiscal year 2008 for the Named Executive Officers was as follows:

Name	Cost of Benefits
Kenneth R. Klein *Chairman of the Board, President and Chief Executive Officer*	$13,650
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	$11,375
Damian G. Artt *Vice President, Worldwide Sales and Services*	$13,650
John J. Bruggeman *Chief Marketing Officer*	$13,650
Scot K. Morrison *(1)* *Senior Vice President and General Manager, VxWorks Division*	$ 862
Michael W. Zellner *(2)* *Former Vice President, Finance and Administration, Chief Financial Officer and Secretary*	$ 2,275

(1) Mr. Morrison was Senior Vice President of Engineering throughout fiscal year 2008. He was appointed Senior Vice President and General Manager, VxWorks Division effective as of February 1, 2008.

(2) Mr. Zellner left his position as Vice President, Finance and Administration, Chief Financial Officer and Secretary effective February 15, 2007. His employment with Wind River terminated on February 28, 2007.

Life and Disability Insurance. Life insurance is generally available to all employees, including executive officers, based on their salaries or a multiple thereof, at their option. Premiums for basic life insurance benefits are generally paid by the Company. We also offer supplemental life insurance, for which the individual pays the entire premium. Our executives may also elect either short term and/or long-term disability coverage, for which we pay 100% of the premiums for short-term coverage and all of the premiums for long-term coverage, at the election of the executive. We provide split dollar life insurance through a legacy plan to Mr. Morrison, as reported in the Summary Compensation Table. We no longer offer this insurance as a continuing part of our benefit program due to regulatory and tax changes.

Car Allowance. One of the Named Executive Officers, Mr. Bruggeman, receives a car allowance. The cost of this benefit to Mr. Bruggeman is disclosed in the Summary Compensation Table.

Other Paid Time-Off Benefits. We also provide vacation and other paid holidays to all of our employees, including the Named Executive Officers, which are comparable to those provided at our designated peer group of companies.

We do not have any pension plans or supplemental executive retirement plans for the Named Executive Officers or for any of our other U.S.-based employees.

Accounting and Tax Considerations

The Compensation Committee has considered the potential future effects of Internal Revenue Code Section 162(m) on its compensation program. Section 162(m) limits the deductibility by public companies of certain executive compensation in excess of $1.0 million per executive per year, but excludes from the calculation of such $1.0 million limit certain elements of compensation, including performance-based compensation, provided that certain requirements are met. None of our executive officers exceeded the $1.0 million limit in fiscal year 2008. In order to provide full benefit to the Company of potential future payments to our executive officers of cash incentive awards that would qualify under Section 162(m), our Compensation Committee adopted the Wind River Systems, Inc. Section 162(m) Performance Incentive Award Plan, which was approved by the Company's stockholders at our 2007 Annual Meeting of Stockholders. The Incentive Award Plan will be in effect for fiscal years beginning on or after February 1, 2008. See "Elements of Compensation—Cash Incentive Compensation—Cash Incentive Awards—Performance Incentive Award Plan" on page 30.

The Compensation Committee has also considered the effects of the availability of tax deductions under Section 162(m) in connection with certain forms of equity awards that are not structured to meet the "performance-based" exception contained in Section 162(m). These equity awards could be included in the calculation of the executive officers' compensation for Section 162(m) purposes, with the result that not all of that compensation would be deductible by the Company. This result can be avoided if the plans under which such options or other equity awards are granted comply with certain requirements at the time of grant, including administration by a committee consisting solely of two or more outside directors and stockholder approval of the terms of the plan, including approval of an annual limit stated in the plan on the number of shares with respect to which options may be granted to any employee. There are additional specific requirements for option grants and certain other equity awards to qualify as "performance-based". Our 2005 Equity Incentive Plan has been designed to meet those requirements for stock options as well as other forms of performance-based awards.

Our Use of Employment Agreements, Change in Control Incentive and Severance Benefits Plans

Employment Agreements. The Company enters into employment agreements on a limited basis, which is consistent with our commitment to being an at-will employer. In the past, we have generally reserved the use of employment agreements, other than change in control and/or severance agreements as described below, to the relationship with our Chief Executive Officer and Chief Financial Officer. For a description of the terms of our employment agreement with Mr. Klein and our offer letter with Mr. Halifax, see the section entitled *"Employment Agreements with Executive Officers"* on page 42. The Compensation Committee believes that the treatment of Mr. Klein and Mr. Halifax under these agreements is consistent with industry practices for other similarly situated chief executive officers and chief financial officers, as determined through our regular review of executive compensation practices. The Compensation Committee also believes that the treatment of Mr. Klein's cash compensation under his employment agreement in the event of a change in control is fair, reasonable and consistent with industry practices.

Change of Control Plan. In November 1995, the Compensation Committee adopted the Change in Control Incentive and Severance Benefit Plan (the "Change of Control Plan") for all vice presidents of the Company, to provide an incentive to an executive to participate in contemplating a transaction that is the best interest of our stockholders, but that may, as a result, eliminate that executive's position with the Company. The terms of the Change of Control Plan are summarized in *"Executive Officers' Change in Control Incentive and Severance Benefit Plan"* on page 49. In the event of a change of control transactions, severance benefits will be paid in the event of certain terminations of employment within 12 months of the change of control transaction. In adopting the Change in Control Plan, the Compensation Committee determined that it was important to align the interests of our senior management with that of our stockholders by providing an incentive for senior management to drive an increase in stockholder value by all means available (which may, in certain circumstances, include a change of control in which the Company is not the surviving entity). In establishing this policy, the Compensation Committee believes that it is important to provide transitional compensation to executives only in the event that their employment is terminated by the surviving organization.

Vice Presidents' Severance Benefit Plan. In May 2001, the Compensation Committee adopted the Vice Presidents' Severance Benefit Plan (the "Severance Plan") to provide for the payment of severance benefits to certain eligible employees whose employment with Wind River is involuntarily terminated. The terms of the Severance Plan are summarized in "*Vice Presidents' Severance Benefit Plan*" on page 50. In adopting the Severance Plan, the Compensation Committee determined that it was important to standardize the process pursuant to which severance benefits were determined for those vice presidents or more senior executive officers (other than Mr. Klein, our Chairman of the Board, President and Chief Executive Officer, and Ian Halifax, our Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary, whose severance benefits are defined in separate agreements as described on page 42 hereof in the section entitled *"Employment Agreements with Executive Officers"*) whose employment was involuntarily terminated by the Company. The Compensation Committee believes this formal policy provides for consistent and fair treatment, and minimizes potentially difficult negotiations that may take place when management believes it is to the Company's benefit to make changes at the vice president level.

COMPENSATION COMMITTEE REPORT

The material in the following Compensation Committee report shall not be deemed to be (i) "soliciting material", (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The Compensation Committee Report shall not be deemed incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate the report by reference into such filing.

The Compensation Committee of the Board of Directors has reviewed and discussed the contents of Wind River's Compensation Discussion and Analysis set forth on pages 19-38 of this Proxy Statement with management of Wind River. Based on that review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by:

THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

Standish H. O'Grady, Chairman
Narendra K. Gupta
Grant M. Inman

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal years ended January 31, 2007 and 2008, the compensation of (i) our principal executive officer; (ii) our current principal financial officer; (iii) our former principal financial officer who was our principal financial officer for a short period during the 2008 fiscal year; and (iv) the three most highly compensated executive officers other than our principal executive officer and principal financial officer who were serving as executive officers as of January 31, 2008 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) *(1)*	Option Awards ($) *(2)*	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Kenneth R. Klein	2008	650,000	—	168,184	5,453,850	280,000	6,300*(5)*	6,558,334
Chairman, President and Chief Executive Officer	2007	650,000	—	—	5,520,474	250,000	6,550	6,427,024
Ian R. Halifax *(3)*	2008	350,000	—	—	351,160	98,000	14,672*(6)*	813,832
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary	2007	—	—	—	—	—	—	—
Damian G. Artt	2008	275,000	—	55,046	486,499	213,824*(7)*	8,730*(8)*	1,039,099
Vice President, Worldwide Sales and Services	2007	275,000	—	—	425,505	135,584	4,650	840,739
John J. Bruggeman	2008	300,000	—	27,330	624,552	84,000	18,681*(9)*	1,054,563
Chief Marketing Officer	2007	280,000	—	—	595,445	70,000	14,612	960,057
Scot K. Morrison	2008	300,000	—	28,624	525,129	84,000	10,584*(10)*	948,337
Senior Vice President and General Manager, VxWorks Division	2007	280,000	—	—	553,030	70,000	11,565	914,595
Michael W. Zellner *(4)*	2008	228,751*(11)*	—	—	73,630	—	5,789*(12)*	308,170
Former Vice President of Finance and Administration, Chief Financial Officer and Secretary	2007	325,000	—	—	944,706	—	14,324	1,284,030

(1) Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal year 2008 for restricted stock units granted in fiscal year 2008, as determined pursuant to SFAS 123R, excluding any estimates of future forfeitures. For a discussion of the assumptions used in these calculations, see Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2008 filed with the SEC on April 15, 2008.

(2) Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal year 2007 or 2008 for option

awards granted in and prior to fiscal year 2007 or 2008, as applicable, as determined pursuant to SFAS 123R, excluding any estimates of future forfeitures. For a discussion of the assumptions used in these calculations, see Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2008 filed with the SEC on April 15, 2008.

(3) Mr. Halifax joined Wind River as Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary effective as of February 26, 2007.

(4) Mr. Zellner left his position as Vice President, Finance and Administration, Chief Financial Officer and Secretary effective February 15, 2007. His employment with Wind River terminated on February 28, 2007. As a result of his termination of employment, he was not eligible to be considered for additional compensation under the Company's non-equity incentive plan for fiscal year 2008.

(5) In each of FY07 and FY08, the amount represents Wind River's matching contribution under its tax-qualified 401(k) Plan, which provides for broad-based employee participation.

(6) For FY08, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $5,688, and reimbursement of legal fees in the amount of $8,985.

(7) Consists of commissions and other incentive compensation paid in accordance with the terms of our fiscal year 2008 sales compensation plans.

(8) For FY08, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $5,054 and an award covering certain travel costs of Mr. Artt's spouse in the amount of $3,676. For FY07, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,650.

(9) For FY08, consists of a car allowance in the amount of $10,020, Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,725 and an award covering certain travel costs of Mr. Bruggeman's spouse in the amount of $3,936. For FY07 consists of a car allowance in the amount of $10,020 and Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,592.

(10) For FY08, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $6,350, an allowance for medical costs in the amount of $546, and the value of compensation related to the split dollar life insurance policy maintained for Mr. Morrison in the amount of $3,688. The compensation related to the life insurance policy was determined by using the demand loan approach for the benefit provided by the whole life portion of the premium paid by Mr. Morrison. For FY07, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $6,333, an allowance for medical costs in the amount of $504, and the value of compensation related to the split dollar life insurance policy maintained for Mr. Morrison in the amount of $4,728.

(11) Mr. Zellner's annual base salary for fiscal year 2008 was $325,000. Amount shown includes salary through his termination date of February 28, 2007 and severance payments.

(12) For FY08, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $1,988, and the value of compensation related to the split dollar life insurance policy maintained for Mr. Zellner in the amount of $3,801. The compensation related to the insurance policy was determined by using the demand loan approach for the benefit provided by the whole life portion of the premium paid by Mr. Zellner. For FY07, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $6,363, and the cash value compensation of the split dollar life insurance policy maintained for Mr. Zellner in the amount of $7,961.

Salary and Bonus. Base salaries paid to executive officers are targeted to be competitive with comparable public technology companies, including those with similar financial metrics. (See *"Peer Group Benchmarking"* at page 21 for a description of our peer group.) We do not apply a set formula for establishing the proportion of compensation delivered in the form of salary. We pay cash incentive awards to our non-commissioned employees and officers pursuant to a non-equity incentive plan described below. Cash incentive awards are structured to provide significant variability based on the achievement of financial goals, and to provide rewards for meeting and exceeding these goals. Cash incentive awards may vary based upon individual achievement of corporate goals within the Named Executive Officer's area of responsibility and scope of authority. We do not apply a set formula for establishing the proportion of compensation delivered in cash incentive awards, although target award levels are generally set as a percentage of salary ranging from 50-81% for the Named Executive Officers. See *"Compensation Discussion and Analysis"* above for additional details with respect to our compensation policies and practices.

Option Awards; Annual Performance Grant. During each fiscal year, the Compensation Committee of the Board of Directors generally considers an annual performance grant of equity awards to certain employees, including executive officers of Wind River, as part of its annual review of executive compensation. See *"Equity Compensation"* at page 30 for a description of our equity granting process and the equity grants that were made to the Named Executive Officers during fiscal year 2008 and since the end of fiscal year 2008. Please see the table entitled *"Outstanding Equity Awards at Fiscal 2008 Year-End"* at page 45 for details with respect to equity awards granted to our Named Executive Officers that were outstanding at the end of fiscal year 2008.

Non-Equity Incentive Compensation Plan. The Compensation Committee of the Board of Directors established a cash incentive compensation plan pursuant to which our executive officers were eligible to receive cash incentive awards for fiscal year 2008. See *"Cash Incentive Awards"* at page 25 for a description of (i) the fiscal year 2008 cash incentive compensation plan, and (ii) the fiscal year 2009 cash incentive compensation plan.

Employment Agreements with Executive Officers. Wind River has not entered into employment agreements with any of its current executive officers other than Kenneth R. Klein, our Chairman of the Board, President and Chief Executive Officer, and Ian Halifax, our current Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary.

— Agreement with Mr. Klein. On November 5, 2003, Wind River and Mr. Klein entered into an employment agreement providing for the employment of Mr. Klein as Chairman of the Board of Directors, President and Chief Executive Officer effective as of January 5, 2004. Under the agreement, Mr. Klein was initially entitled to receive an annualized base salary of $450,000 and an annualized bonus for on-plan performance, as determined by the Compensation Committee of the Board of Directors. The Compensation Committee reviews his base salary and determines the criteria for his cash bonus on an annual basis. For fiscal year 2008, the Compensation Committee set Mr. Klein's base salary at $650,000 and his cash bonus target percentage at 77% of his annual base salary. For fiscal year 2009, the Compensation Committee set Mr. Klein's base salary at $682,500 and his cash bonus target percentage at 81% of his annual base salary.

In accordance with the terms of the agreement, upon commencement of his employment, Mr. Klein was granted three stock options to purchase an aggregate of 2,400,000 shares of our Common Stock under the terms and conditions of the 1998 Equity Incentive Plan. The exercise price of the options was $9.15, which was the fair market value (as defined in the 1998 Equity Incentive Plan) of our Common Stock on the date of grant. The three options consist of a grant of 2,000,000 shares which vests in accordance with the Company's standard vesting schedule, which is 25% of the shares on the first anniversary of Mr. Klein's employment and then as to $1/48^{th}$ of the shares each month thereafter. The two grants of 200,000 shares have similar vesting, but have a limitation on exercise tied to our stock price performance. One of the option grants for 200,000 shares is fully vested and has become exercisable. The other option grant for 200,000 shares is fully vested, but will become exercisable only on the earlier to occur of (i) the date the fair market value of Wind River's common stock equals or exceeds two times the exercise price of the option or (ii) the fifth anniversary of the date of grant. The fair market value of Wind River's common stock for this purpose will be calculated as the average closing price of such common stock on the exchange on which it is traded for the 30 days preceding the date of determination.

In the event Mr. Klein's employment with Wind River is terminated other than for Cause (as defined in his employment agreement), or if he resigns his employment with Good Reason (as defined in the employment agreement), in each case other than within 12 months of a Change of Control (as defined in his employment agreement), Mr. Klein will be entitled to (i) an amount equal to 12 months of Mr. Klein's base salary as of his termination date plus an amount equal to 100% of his actual bonus for the fiscal year prior to the fiscal year in which the termination occurs, (ii) reimbursement of cost of continued heath insurance coverage, if elected, for a period of 12 months after termination, (iii) additional credits towards the vesting and exercisability of the stock options outlined above, and (iv) 12 months of additional credit towards the vesting and exercisability of all equity awards other than the stock options outlined above.

In the event Mr. Klein's employment is terminated other than for Cause or if he resigns his employment with Good Reason within 12 months of a Change of Control (as defined in his employment agreement), Mr. Klein would be entitled to (i) an amount equal to 12 months of his base salary as of his termination date plus an amount equal to 100% of his actual bonus for the fiscal year prior to the fiscal year in which the termination occurs, (ii) reimbursement of cost of continued health insurance coverage, if elected, for a period of 12 months after termination, and (iii) 100% accelerated vesting and exercisability of all equity awards with respect to our Common Stock. Mr. Klein must enter into a release of claims with the Company before he is entitled to receive such benefits.

— *Agreement with Mr. Halifax.* Pursuant to the terms of an offer letter between Wind River and Mr. Halifax dated January 30, 2007, Mr. Halifax's employment is at-will. His annual base salary was initially set at $350,000 per year and his target bonus opportunity for fiscal year 2008 was set at 50% of his annual base salary. He was also entitled to receive a stock option grant for 425,000 shares of the Company's common stock. For fiscal year 2009, the Compensation Committee set Mr. Halifax's base salary at $400,000 and his cash bonus target percentage at 50% of his annual base salary.

In the event Mr. Halifax's employment is terminated without Cause (as defined in his offer letter) or he voluntarily terminates his employment for Good Reason (as defined in his offer letter) and such termination is not covered by the Company's Executive Officers' Change of Control Incentive Plan, he would be entitled to 12 months base salary plus 100% of his actual bonus for the prior fiscal year and one year of accelerated vesting of all stock options. He is also eligible to participate in the Company's Executive Officers' Change of Control Incentive Plan and the Company's Vice-Presidents' Severance Benefit Plan, as amended. Mr. Halifax must enter into a release of claims with the Company before he is entitled to receive such benefits.

Grants of Plan-Based Awards

The following table sets forth information regarding non-equity incentive plan awards and other stock and option awards to our Named Executive Officers during the fiscal year ended January 31, 2008.

GRANTS OF PLAN-BASED AWARDS
For Fiscal Year Ended January 31, 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards *(1)*						
Name	Grant Date	Threshold ($) *(1)*	Target ($)	Maximum ($) *(1)*	All Other Stock Awards: Number of Shares or Units *(2)*	All Other Options Awards: Number of Securities underlying Options *(3)*	Exercise Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Kenneth R. Klein	March 28, 2007	—	500,000*(4)*	—	80,000	250,000	9.94	1,712,700
Ian R. Halifax	March 21, 2007	—	175,000*(5)*	—	—	425,000	10.18	1,598,000
Damian G. Artt	March 21, 2007	—	213,824*(6)*	—	25,000	75,000	10.18	536,500
John J. Bruggeman	March 28, 2007	—	150,000*(7)*	—	13,000	37,500	9.94	266,845
Scot K. Morrison	March 21, 2007	—	150,000*(8)*	—	13,000	37,500	10.18	273,340
Michael Zellner	—	—	— *(9)*	—	—	—	—	—

(1) For a description of Wind River's cash incentive compensation plan for fiscal year 2008, please see *"Cash Incentive Awards"* at page 25 hereof. There are no threshold or maximum awards for either the fiscal year 2008 cash incentive compensation plan for non-commissioned employees or the fiscal year 2008 sales compensation plan for commissioned employees.

(2) The amounts shown in this column represent restricted stock units awarded under our 2005 Equity Incentive Plan. The restricted stock units vest, assuming continued service with the Company, at the rate of 25% per year, beginning on the first anniversary of the grant date.
(3) The amounts shown in this column represent stock options awarded under our 2005 Equity Incentive Plan. The stock options have a seven-year term and vest, assuming continued service with the Company, at the rate of 25% on the first anniversary of the grant date and 2.1% per month thereafter for the next 36 months.
(4) Mr. Klein's target award percentage for fiscal year 2008 was 77% of his annual base salary of $650,000. Mr. Klein's actual cash incentive award is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."
(5) Mr. Halifax's target award percentage for fiscal year 2008 was 50% of his annual base salary of $350,000. Mr. Halifax's actual cash incentive award is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."
(6) Mr. Artt was not eligible to participate in the fiscal year 2008 cash incentive award program for non-commissioned employees, but, as Vice President, Worldwide Sales and Services, he was eligible to receive sales commissions and other incentives pursuant to Company sales compensation plans. The amount set forth above is the actual amount paid to Mr. Artt under the terms of sales compensation plans for fiscal year 2008.
(7) Mr. Bruggeman's target award percentage for fiscal year 2008 was 50% of his annual base salary of $300,000. Mr. Bruggeman's actual cash incentive award is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."
(8) Mr. Morrison's target award percentage for fiscal year 2008 was 50% of his annual base salary of $300,000. Mr. Morrison's actual cash incentive award is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."
(9) Mr. Zellner was not eligible to receive a cash incentive award for fiscal year 2008 due to his termination of employment on February 28, 2007.

Non-Equity Incentive Compensation Plan. The Compensation Committee of the Board of Directors established a cash incentive compensation plan pursuant to which our executive officers were eligible to receive semi-annual cash incentive awards during fiscal year 2008. Under the terms of the 2008 cash incentive compensation plan, the Compensation Committee retained discretion to modify the cash incentive awards that would be payable to an individual. See *"ICP Payouts for Fiscal Year 2008"* at page 27 for a description of the Compensation Committee's payout determination process.

The Compensation Committee adopted a new cash incentive compensation plan for fiscal year 2009 that also provides for semi-annual cash incentive awards. See *"Cash Incentive Compensation Plan for Fiscal Year 2009"* at page 29 for a description of the incentive compensation plan for fiscal year 2009.

Outstanding Equity Awards at Fiscal 2008 Year-End

The following table sets forth the outstanding equity awards for each Named Executive Officer as of January 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL 2008 YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kenneth R. Klein	24,000	0	—	6.33	07/24/13	80,000*(1)*	671,200	—	—
	2,000,000	0	—	9.15	01/05/14	—	—	—	—
	0	0	200,000*(2)*	9.15	01/05/14	—	—	—	—
	200,000	0	—	9.15	01/05/14	—	—	—	—
	450,000	150,000*(3)*	—	12.20	01/05/12	—	—	—	—
	208,333	191,667*(4)*	—	14.49	12/06/12	—	—	—	—
	0	250,000*(5)*	—	9.94	03/28/14	—	—	—	—
Ian R. Halifax	0	425,000*(6)*	—	10.18	03/21/14	0	0	—	—
Damian G. Artt	164,062	10,938*(7)*	—	12.19	04/12/14	25,000*(8)*	209,750	—	—
	14,062	10,938*(9)*	—	12.51	10/07/12	—	—	—	—
	13,541	11,459*(10)*	—	13.33	11/21/12	—	—	—	—
	0	75,000*(11)*	—	10.18	03/21/14	—	—	—	—
John J. Bruggeman	91,667	4,167*(12)*	—	8.50	02/09/14	13,000*(13)*	109,070	—	—
	77,083	22,917*(14)*	—	12.10	12/01/11	—	—	—	—
	39,062	35,938*(15)*	—	14.49	12/06/12	—	—	—	—
	0	37,500*(16)*	—	9.94	03/28/14	—	—	—	—
Scot K. Morrison	20,000	0	—	10.25	09/27/11	13,000*(17)*	109,070	—	—
	40,000	0	—	6.92	10/21/08	—	—	—	—
	10,350	0	—	6.92	10/21/08	—	—	—	—
	7,500	0	—	6.92	10/21/08	—	—	—	—
	6,900	0	—	6.92	10/21/08	—	—	—	—
	4,600	0	—	6.92	10/21/08	—	—	—	—
	2,313	0	—	6.92	10/21/08	—	—	—	—
	2,313	0	—	6.92	10/21/08	—	—	—	—
	200,000	0	—	6.47	11/19/13	—	—	—	—
	77,083	22,917*(18)*	—	12.10	12/01/11	—	—	—	—
	39,062	35,938*(19)*	—	14.49	12/06/12	—	—	—	—
	0	37,500*(20)*	—	10.18	03/21/14	—	—	—	—
Michael W. Zellner	0	0*(21)*	—			—	—	—	—

(1) The restricted stock units were granted on March 28, 2007. The shares will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 20,000 shares will vest on each of March 28, 2008, 2009, 2010 and 2011.

(2) The option was granted on January 5, 2004. The option fully vested as of January 5, 2008, but the option shall only become exercisable on the earlier to occur of (i) the date the fair market value of Wind River's common stock equals or exceeds 2.0 times the exercise price of the option or (ii) the fifth anniversary of the date of grant. The fair market value of Wind River's common stock for this purpose shall be the average closing price of such common stock on the exchange on which it is traded for the 30 days preceding the date of determination.

Proxy

(3) This option was granted on January 5, 2005. The option vested 25% on January 5, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(4) This option was granted on December 6, 2005. The option vested 25% on December 6, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(5) This option was granted on March 28, 2007. Assuming continued employment with the Company, the option will vest 25% on March 28, 2008 and 2.1% per month thereafter for the next 36 months.
(6) This option was granted on March 21, 2007. Assuming continued employment with the Company, the option will vest 25% on March 21, 2008 and 2.1% per month thereafter for the next 36 months.
(7) This option was granted on April 12, 2004. The option vested 25% on April 12, 2005 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(8) The restricted stock units were granted on March 21, 2007. The shares will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 6,250 shares will vest on each of March 21, 2008, 2009, 2010 and 2011.
(9) This option was granted on October 7, 2005. The option vested 25% on October 7, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(10) This option was granted on November 21, 2005. The option vested 25% on November 21, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(11) This option was granted on March 21, 2007. Assuming continued employment with the Company, the option will vest 25% on March 21, 2008 and 2.1% per month thereafter for the next 36 months.
(12) This option was granted on February 9, 2004. The option vested 25% on February 9, 2005 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(13) The restricted stock units were granted on March 28, 2007. The shares will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 3,250 shares will vest on each of March 28, 2008, 2009, 2010 and 2011.
(14) This option was granted on December 1, 2004. The option vested 25% on December 1, 2005 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(15) This option was granted on December 6, 2005. The option vested 25% on December 6, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(16) This option was granted on March 28, 2007. Assuming continued employment with the Company, the option will vest 25% on March 28, 2008 and 2.1% per month thereafter for the next 36 months.
(17) The restricted stock units were granted on March 21, 2007. The shares will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 3,250 shares will vest on each of March 21, 2008, 2009, 2010 and 2011.
(18) This option was granted on December 1, 2004. The option vested 25% on December 1, 2005 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(19) This option was granted on December 6, 2005. The option vested 25% on December 6, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(20) This option was granted on March 21, 2007. Assuming continued employment with the Company, the option will vest 25% on March 21, 2008 and 2.1% per month thereafter for the next 36 months.
(21) Mr. Zellner's employment with Wind River terminated on February 28, 2007. As of that date, any unvested options were cancelled. All of his vested options, to the extent they remain unexercised, expired on June 26, 2007.

Option Exercises and Stock Vested during Fiscal Year 2008

The following table sets forth option exercises and stock vested for each Named Executive Officer for the fiscal year ended January 31, 2008.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR ENDED JANUARY 31, 2008

	Option Awards		Stock Awards	
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kenneth R. Klein	—	—	—	—
Ian R. Halifax	—	—	—	—
Damian G. Artt	—	—	—	—
John J. Bruggeman	—	—	—	—
Scot K. Morrison	79,100	246,268	—	—
Michael W. Zellner	362,500	1,045,918	—	—

Policies with Respect to Review, Approval or Ratification of Transactions with Related Persons

As a general matter, it is the preference of Wind River's Board of Directors and management to avoid related party transactions. Wind River's Audit Committee charter requires that members of the Audit Committee, all of whom are independent directors, review, discuss with management and our independent auditor, and approve any transactions or courses of dealing with related parties (for example, significant stockholders of the Company, directors, corporate officers or other members of senior management or their family members) that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. In its consideration of any related party transactions, the Audit Committee considers current SEC rules that define a related party transaction to include any transaction, arrangement or relationship in which Wind River is a participant and in which any of the following persons has or will have a direct or indirect material interest:

- An executive officer, director or director nominee of Wind River;
- Any person who is known to be the beneficial owner of more than 5% of Wind River's common stock;
- Any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee of Wind River or beneficial owner of more than 5% of Wind River's common stock;
- Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial interest.

All related party transactions are required to be disclosed in Wind River's filings with the Securities and Exchange Commission in accordance with SEC rules.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to Wind River's Code of Business Conduct and Ethics (the "Code of Ethics"), which applies to all officers, directors and employees of Wind River, and its Supplemental Code of Ethics for the Chief Executive Officer and Senior Officers (the "Officers' Code of Ethics"). Under the Company's Code of Ethics and the Officers' Code of Ethics, directors and officers have an obligation to avoid any activity, agreement, business investment or interest or other situation that might in fact or in appearance cause the individual to place his or her own interests, or those of another, above his or her obligation to Wind River. In all instances where the appearance of a conflict exists, the nature of the conflict is to be disclosed to the Company's Legal Department. Where there is a real or perceived conflict or interest involving a member of the Company's Board of Directors, the matter is to be referred to Wind River's Legal Department for interpretation and discussion with the Board of Directors or a committee thereof for resolution.

Potential Payments Upon Termination of Employment or Change in Control.

Wind River has entered into arrangements and/or maintains employee benefit plans, including the Executive Officers' Change of Control Incentive and Severance Benefit Plan and the Vice Presidents' Severance Benefit Plan each described below, that require specific payments and/or benefits to be provided to the Named Executive Officers in the event of termination of employment, except for Mr. Klein whose Employment Agreement (see "*Employment Agreements with Executive Officers*" at page 42 hereto) governs any payments due to him as a result of his termination of employment under the scenarios set forth below. Mr. Halifax's Employment Agreement would govern any payments due to him in certain circumstances. The following table sets forth the payments and/or benefits that would be owed to each of the Named Executive Officers (other than Mr. Zellner, who was no longer employed by the Company on January 31, 2008) upon termination of employment in the situations and for the reasons described below, assuming that the triggering event took place on January 31, 2008, the last day of fiscal year 2008. The closing market price per share of our common stock on that date was $8.39. In connection with Mr. Zellner's termination of employment on February 28, 2007, the Company paid Mr. Zellner a severance payment equal to six months of his base salary in accordance with the Company's Vice Presidents' Severance Benefit Plan.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL AS OF JANUARY 31, 2008

Compensation and Benefits	Resignation for Good Reason Without Change of Control *(a)*	Involuntary Without Cause *(b)*	Involuntary Without Cause or for Good Reason After Change of Control *(c)*
Base Salary	$ 650,000*(1)*	$ 650,000*(1)*	$ 650,000*(1)*
	$ 350,000*(2)*	$ 350,000*(2)*	$ 350,000*(2)*
		$ 137,500*(3)*	$ 275,000*(3)*
		$ 150,000*(4)*	$ 300,000*(4)*
		$ 150,000*(5)*	$ 300,000*(5)*
Annual Cash Incentive	$ 250,000*(1)*	$ 250,000*(1)*	$ 250,000*(1)*
	0*(2)*	0*(2)*	0*(2)*
			$ 135,584*(3)*
			$ 70,000*(4)*
			$ 70,000*(5)*
In the Money Value of Accelerated Equity Awards (d)	$ 167,800*(1)*	$ 167,800*(1)*	$ 671,200*(1)*
			0 *(2)*
			0 *(3)*
			0 *(4)*
			0 *(5)*
Health Care Benefits	$ 15,591*(1)*	$ 15,591*(1)*	$ 31,182*(1)*
		$ 7,796*(2)*	$ 15,591*(2)*
		$ 7,796*(3)*	$ 15,591*(3)*
		$ 7,796*(4)*	$ 15,591*(4)*
		$ 564*(5)*	$ 1,128*(5)*
Outplacement Services	N/A	$ 7,800*(1-5)*	N/A
280G Tax Gross-Up (e)	0*(1)*	N/A	0 *(1-5)*
TOTAL:			
Kenneth R. Klein	$1,083,391*(1)*	$1,091,191*(1)*	$1,602,382*(1)*
Ian R. Halifax	$ 350,000*(2)*	$ 365,596*(2)*	$ 365,591*(2)*
Damian G. Artt		$ 153,096*(3)*	$ 426,175*(3)*
John J. Bruggeman		$ 165,596*(4)*	$ 385,591*(4)*
Scot K. Morrison		$ 158,364*(5)*	$ 371,128*(5)*

KEY: (1) Kenneth R. Klein; (2) Ian R. Halifax; (3) Damian G. Artt; (4) John J. Bruggeman; and (5) Scot K. Morrison.

(a) Pursuant to Wind River's employment agreement with Mr. Klein or Mr. Halifax. The terms of the employment agreement with each of Mr. Klein and Mr. Halifax provide that his post-termination bonus payment would be the amount equal to 100% of his actual bonus for the fiscal year prior to the fiscal year in which the termination occurs. Mr. Klein received a cash incentive payment of $250,000 for fiscal year 2007. Mr. Halifax did not receive a bonus for fiscal year 2007 and thus would not be eligible for a post-termination bonus payment if his employment had terminated in fiscal year 2008.

(b) Pursuant to the Vice Presidents' Severance Benefit Plan described below, except for Mr. Klein and Mr. Halifax, each of whose payment would be pursuant to his employment agreement with Wind River.

(c) Pursuant to the Executive Officers' Change of Control Incentive and Severance Benefit Plan described below, except for Mr. Klein, whose payment would be pursuant to his employment agreement with Wind River. The terms of the Executive Officers' Change of Control and Severance Benefit Plan provide that a post-termination bonus payment would be the amount equal to 100% of a Named Executive Officer's actual bonus for the fiscal year prior to the fiscal year in which the termination occurs.

(d) Consists of the dollar value of projected pre-tax proceeds upon exercise of the accelerated portion of vested, in-the-money stock options, using the closing market price of Wind River's Common Stock on January 31, 2008 of $8.39. Assumes (i) 12 months acceleration of Mr. Klein's equity awards in connection with his resignation for Good Reason without a Change of Control (as such terms are defined in his employment agreement), (ii) 100% acceleration of all equity awards in connection with Mr. Klein's involuntary termination without Cause (as such term is defined in his employment agreement) or for Good Reason after a Change of Control, (iii) 12 months acceleration of Mr. Halifax's options in connection with his involuntary termination without Cause or his resignation for Good Reason without a Change of Control (as such terms are defined in his employment agreement), and (iv) 12 months acceleration of all options granted to Messrs. Halifax, Artt, Bruggeman, and Morrison in connection with involuntary termination without Cause or for Good Reason in connection with a Change of Control (as such terms are defined in the Executive Officers' Change of Control Incentive and Severance Benefit Plan).

(e) No amounts would be payable at this time under the golden parachute provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended. See the terms of Mr. Klein's employment agreement at page 42 and the description of the Executive Officers' Change of Control Incentive and Severance Benefit Plan set forth below for details of eligibility for such payments.

No payments other than those required by law would occur in the event of a Named Executive Officer's voluntary resignation, termination for Cause, death or total and permanent disability, except that all options granted under the 2005 Equity Incentive Plan accelerate 100% upon date of death if the executive is a service provider to the Company at the time of death. All options granted to Named Executive Officers that would have accelerated under the terms of the 2005 Equity Incentive Plan were granted at a price higher than $8.39, and thus no gain would have been recognized on exercise with respect to options, although Mr. Klein holds RSUs that would have been accelerated.

Executive Officers' Change of Control Incentive and Severance Benefit Plan. In November 1995, the Compensation Committee adopted the Executive Officers' Change of Control Incentive and Severance Benefit Plan (the "Change of Control Plan") to provide an incentive to our officers with the title of Vice President or above in the event of certain change of control transactions, and severance benefits in the event of certain terminations of employment within 12 months of the change of control.

Upon the occurrence of a change of control, all executive officers, except the Chief Executive Officer, will receive acceleration of vesting for all shares subject to stock options that otherwise would have vested within one year of the date of the change of control. The Chief Executive Officer will receive two years' worth of accelerated vesting, except to the extent that the option acceleration would create adverse tax consequences for the Chief Executive Officer and Wind River under the golden parachute provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, in which case the Chief Executive Officer will have accelerated the maximum number of shares allowed under the golden parachute provisions.

If an executive officer other than the Chief Executive Officer is terminated without Cause or voluntarily terminates with Good Reason (as each term is defined in the Change of Control Plan), within 12 months after a change of control, the executive will receive continued compensation for 12 months (including an estimated bonus amount), continued health insurance for the same period, and accelerated vesting of stock options that otherwise would vest within one year of the date of termination. In addition, for the Chief Executive Officer, any shares that would have received acceleration of vesting on account of the change in control but did not because of the limitation to avoid the golden parachute tax provisions shall receive accelerated vesting on the termination date. If the total severance payments would cause an executive to become liable for golden parachute excise tax payments, then we will pay that executive's excise tax liability and all other taxes associated with our payment of the excise tax in order to leave the executive in the same after-tax position as if no excise tax had been imposed.

The Company reserves the option to make salary continuation severance payments on the Company's regular payroll schedule over a 12-month period (18 months for the Chief Executive Officer) or to accelerate the timing of the payments. Bonus amounts would be paid in the ordinary course of business, but not later than the time on which bonuses for the fiscal year in which the termination occurs would regularly be paid to individuals remaining employed by the Company. Any benefits payable to an eligible employee under the Change of Control Plan are offset, to the maximum extent permitted by law, by any severance benefits payable by the Company to such individual under any other arrangement covering the individual. Currently, any benefits for which our Chief Executive Officer, Mr. Klein, would be eligible under the Change of Control Plan would be offset in their entirety by payments due under the terms of his Employment Agreement, described at page 42.

Vice Presidents' Severance Benefit Plan. In May 2001, the Compensation Committee adopted the Vice Presidents' Severance Benefit Plan (the "Severance Plan") to provide for the payment of severance benefits to certain eligible employees whose employment with Wind River is involuntarily terminated. The Severance Plan was amended in June 2003. Eligible employees under the Severance Plan are vice president level or above; however, the Chairman of the Board of Directors and the Chief Executive Officer are not eligible to participate in the Severance Plan. Employees who are eligible for benefits under the Change of Control Plan are not eligible under the Severance Plan, with the result that the Severance Plan shall have no eligible employees for a period of 12 months following a "Change of Control" as such term is defined in the Change of Control Plan. The Severance Plan provides that we will (i) make a cash lump sum payment equal to 26 weeks of base salary and (ii) pay the first six months COBRA continuation coverage premium on behalf of the employee, if the employee elects COBRA continuation coverage. All other non-health benefits will terminate as of the employee's termination date.

In order to receive benefits, an employee must execute a general waiver and release, as well as a non-competition agreement. Additionally, no employee is eligible for benefits under the Severance Plan if the employee is involuntarily terminated for reasons related to job performance or if the employee voluntarily terminates his or her employment, including by resignation, retirement or failure to return from a leave of absence as scheduled. An employee who has executed an individually negotiated employment contract or agreement with the Company relating to severance benefits that is in effect on his or her termination date is not eligible for benefits under the Severance Plan except to the extent additional benefits are available under the Severance Plan that are not provided in his or her individually negotiated agreement. As discussed above under "Employment Agreements with Executive Officers" on page 42, Messrs. Klein and Halifax each have an individually negotiated agreement in place.

Indemnification and Limitation of Director and Officer Liability

We have entered into indemnity agreements with certain officers and directors, which agreements provide, among other things, that we will indemnify the officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings with respect to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Wind River, and otherwise to the full extent permitted under Delaware law and our bylaws.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own 10% or more of a registered class of Wind River's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Wind River. Executive officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

We believe, based solely on a review of the copies of such reports furnished to us, that during the fiscal year ended January 31, 2008, all Section 16(a) filing requirements applicable to our executive officers, directors and 10% beneficial owners were timely filed, except for a Form 4 with respect to a grant of options and restricted stock units to Jane Bone, our Chief Accounting Officer, that was filed three business days after its due date due to an administrative error by the Company.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in the following Audit Committee report shall not be deemed to be (i) "soliciting material", (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The Report of the Audit Committee of the Board of Directors shall not be deemed incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate the report by reference into such filing.

The following is the report of the Audit Committee of the Board of Directors with respect to our audited financial statements for the year ended January 31, 2008, which include our consolidated balance sheets as of January 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the twelve months ended January 31, 2008, 2007 and 2006 and the notes thereto:

1. The Audit Committee has reviewed and discussed our audited financial statements with management;
2. The Audit Committee has discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61; and
3. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with PricewaterhouseCoopers LLP its independence from us.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the year ended January 31, 2008 for filing with the SEC.

Respectfully submitted by:

THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

John C. Bolger, Chairman
Grant M. Inman
Harvey C. Jones

HOUSEHOLDING AND ELECTRONIC DELIVERY

We have adopted a process approved by the Securities and Exchange Commission called "householding." Under this process, a householding notice will be sent to stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials, and they will receive only one copy of our annual report and proxy statement unless one or more of the stockholders notifies us that they wish to continue receiving individual copies. This process reduces our printing costs and postage fees. Each stockholder who participates in householding will continue to receive a separate proxy card.

If any stockholders in your household wish to receive a separate annual report and a separate proxy statement, they may call our Investor Relations department at 1-866-296-536 or write to us at Wind River Systems, Inc., Attention: Investor Relations, 500 Wind River Way, Alameda, CA 94501. Other stockholders who have multiple accounts in their names or who share an address with other stockholders can authorize us to discontinue mailings of multiple annual reports and proxy statements by calling or writing to Investor Relations.

We encourage you to sign up for electronic delivery of future Wind River annual reports and proxy materials in order to conserve natural resources and help us save costs in producing and distributing these materials. If you wish to receive our annual report and proxy materials electronically next year, please follow the instructions contained on the enclosed proxy card or visit our investor relations website at *http://ir.windriver.com*.

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented or otherwise allowed to be considered at the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote shares they represent in accordance with their own judgment on such matters.

BY ORDER OF THE BOARD OF DIRECTORS

Ian Halifax
Senior Vice President, Finance and Administration,
Chief Financial Officer and Secretary

Alameda, California
May 2, 2008

Corporate Directory

Board of Directors

Kenneth R. Klein
Chairman, President, and Chief Executive Officer
Wind River Systems, Inc.

Narendra K. Gupta
Vice Chairman, Wind River Systems, Inc.

John C. Bolger
Private Investor; retired Vice President,
Finance and Administration, Cisco Systems, Inc.

Jerry L. Fiddler
Co-Founder, Wind River Systems, Inc.

Grant M. Inman
General Partner, Inman Investment Management

Harvey C. Jones, Jr.
Chairman and Co-Founder, Tensilica, Inc.

Standish H. O'Grady
Managing Director, Granite Ventures

Executive Officers

Kenneth R. Klein
Chairman, President, and Chief Executive Officer

Damian G. Artt
Vice President of Worldwide Sales and Services

Jane E. Bone
Chief Accounting Officer

John J. Bruggeman
Chief Marketing Officer

Ian R. Halifax
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

Barry R. Mainz
Chief Operating Officer

Scot K. Morrison
Senior Vice President and General Manager, VxWorks Product Division

Vincent Rerolle
Senior Vice President and General Manager, Linux Product Division

Stockholder Information

COMMON STOCK
Wind River Systems, Inc. Common Stock is traded on the NASDAQ Global Select Market under the symbol WIND.

REGISTRAR AND TRANSFER AGENT
American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
1-800-937-5449 or 1-718-921-8124
www.amstock.com
email: info@amstock.com

ANNUAL MEETING
The annual meeting of stockholders will be held at 9:00 a.m. on Thursday, June 12, 2008, at Wind River corporate headquarters in Alameda, California.

Contact Information

WIND RIVER CORPORATE HEADQUARTERS
500 Wind River Way
Alameda, CA 94501
1-510-748-4100
www.windriver.com

WORLDWIDE OFFICES
For complete information for the following countries, please contact ir@windriver.com.

AMERICAS
USA
Canada

ASIA PACIFIC
China
India
Japan
Korea
Singapore
Taiwan

EUROPE, MIDDLE EAST, and AFRICA
Austria
France
Germany
Israel
Italy
Sweden
United Kingdom

For More Information

Additional copies of this Annual Report on Form 10-K for the fiscal year ended January 31, 2008, as filed with the Securities and Exchange Commission, may be obtained without charge by calling 1-866-296-5361 or writing to Investor Relations at the corporate address listed above.

Further information about Wind River may also be obtained by contacting Investor Relations at corporate headquarters or the Investor Relations Hotline: 1-866-296-5361.

WIND RIVER

END

Wind River is the global leader in Device Software Optimization (DSO). We enable companies to develop, run, and manage device software faster, better, at lower cost, and more reliably. www.windriver.com